Exhibit 99.1

B2GOLD

Notice of Annual General Meeting of Shareholders and

MANAGEMENT INFORMATION CIRCULAR

Dated May 2, 2025

CAT

HEAD OFFICE

Suite 3400 – 666 Burrard Street
Park Place
Vancouver
British Columbia
V6C 2X8

DIRECTORS & OFFICERS

Kelvin Dushnisky – Chair of the Board and Director

Greg Barnes – Director

Kevin Bullock – Director

Liane Kelly – Director

Jerry Korpan – Director

Thabile Makgala – Director

DCS (Basie) Maree –Director

Lisa Pankratz – Director

Robin Weisman – Director

Clive Johnson – Chief Executive Officer, President and Director

Randall Chatwin – Senior Vice President, Legal and Corporate Communications

Victor King – Senior Vice President, Exploration

Dennis Stansbury – Senior Vice President, Engineering and Project Evaluations

Eduard Bartz –Vice President, Taxation and External Reporting

John Rajala – Vice President, Metallurgy

Neil Reeder – Vice President, Government Relations

Dana Rogers – Vice President, Finance

Peter Montano – Vice President, Projects

Andrew Brown – Vice President, Exploration

Ninette Kröhnert – Vice President, Human Resources

Michael McDonald – Vice President, Investor Relations and Corporate Development

Dan Moore – Vice President, Operations

Kerry Suffolk – Treasurer

Peter Gibson – Group Financial Controller

REGISTRAR & TRANSFER AGENT

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

AUDITOR

PricewaterhouseCoopers LLP
Chartered Professional Accountants
Suite 1400, 250 Howe Street
Vancouver, British Columbia V6C 3S7

LISTING

Toronto Stock Exchange:
Symbol "BTO"

NYSE American:
Symbol "BTG"

Namibian Stock Exchange:
Symbol "B2G"

Nunavut photo credits – Umingmak Productions

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B2GOLD	2025 Management Information Circular

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NOTICE OF ANNUAL

GENERAL MEETING

When	Thursday June 19, 2025 2:00 p.m. (Vancouver time)

Where	Vancouver, British Columbia

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders (“Shareholders”) of B2GOLD CORP. (“B2Gold” or the “Company”) will be held at the Fairmont Hotel Vancouver, Pacific Ballroom, 900 West Georgia Street, Vancouver, British Columbia and in a virtual format conducted via live audio webcast online at https://web.lumiagm.com/400-892-334-488 on Thursday, June 19, 2025 (the “Meeting Date”), at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive the audited annual consolidated financial statements for 2024.

2.	To set number of Directors at ten.

3.	To elect Directors of the Company for the ensuing year.

4.	To appoint PricewaterhouseCoopers LLP as the Auditor of the Company for the ensuing year and to authorize the Directors of the Company to fix their remuneration.

5.

To vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation, as more particularly described and set forth in the accompanying Information Circular.

6.	To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

The Board of Directors of the Company (the “Board” or the “Board of Directors”) has fixed the close of business on Tuesday, April 22, 2025, as the record date (the “Record Date”) for determining Shareholders who are entitled to receive notice and to vote at the Meeting or any adjournment of the Meeting. No person who becomes a Shareholder of the Company after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

Important Notice

The Meeting is currently scheduled to take place in person at the Fairmont Hotel Vancouver, Pacific Ballroom, 900 West Georgia Street, Vancouver, British Columbia, and in a virtual format conducted via live audio webcast online at https:// web.lumiagm.com/400-892-334-488.

Any updates to the Meeting will be announced by news release on the Company’s website at https://www. b2gold.com and will be filed under the Company’s profile on SEDAR+ at https://www.sedarplus.ca and on EDGAR at https://www.sec.gov/. Shareholders are strongly encouraged to check the Company’s website, SEDAR+ and/or EDGAR on a regular basis to ensure that they are apprised of any and all developments with respect to the Meeting.

NOTICE AND ACCESS

This Information Circular is being sent to Shareholders using Notice and Access, the delivery procedures that allow the Company to send Shareholders paper copies of a notice of meeting and form of proxy or voting instruction form, while providing Shareholders access to electronic copies of the Information Circular over the internet or the option to receive paper copies of the Information Circular if they so request within the prescribed time periods (“Notice and Access”). For more information, please refer to the Notice and Access Notification delivered to you.

MEETING MATERIALS

Accompanying this Notice of Meeting are:

(i)	The information circular.

(ii)	A form of proxy.

(iii)	An annual financial statement request form.

The Information Circular provides information relating to the matters to be addressed at the Meeting. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours up to June 19, 2025, being the date of the Meeting, as well as at the Meeting. Shareholders are encouraged to access copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting under the Company’s profile on SEDAR+ at https://www.sedarplus.ca, on EDGAR at https://www.sec.gov/, on the Company’s website at https://www.b2gold.com or by contacting Randall Chatwin,

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Senior Vice President, Legal and Corporate Communications, Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 (Tel: 604-681-8371).

The Company is not sending proxy-related materials directly to Non-Registered Shareholders who do not object to their name being made known to the Company (“NOBOs”). Management of the Company does not intend to pay for intermediaries to forward to Non-Registered Shareholders who do object to their name being made known to the Company (“OBOs”) under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary. An OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

VOTING

If you are a registered Shareholder, you are encouraged to vote in advance of the Meeting. To do so, you must date, execute and return the accompanying form of proxy to the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Attn: Proxy Department), by not later than 2:00 p.m. (Vancouver time) on Tuesday, June 17, 2025, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned Meeting. You may also vote on the internet or by phone by following the instructions set out in the form of proxy.

If you are a registered Shareholder, you may attend, participate and vote at the Meeting in person at the Fairmont Hotel Vancouver, Pacific Ballroom, 900 West Georgia Street, Vancouver, British Columbia or online via live audio webcast at https://web.lumiagm.com/400-892-334-488, provided you are connected to the internet and comply with all of the requirements set out in the Information Circular. If you plan to attend, participate and vote at the Meeting either in person or virtually, you should not vote before the Meeting.

If you are a Non-Registered Shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. If you are a Non-Registered Shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Non-Registered Shareholders will be able to attend, participate in and vote at the Meeting in person at the Fairmont Hotel Vancouver, Pacific Ballroom, 900 West Georgia Street, Vancouver, British Columbia or online via live audio webcast at https://web.lumiagm.com/400-892-334-488 if they duly appoint themselves as proxy holder through the method specified by their intermediary and comply with all of the requirements set out in the Information Circular relating to that appointment and registration. If a Non-Registered Shareholder does not comply with these requirements, that Non-Registered Shareholder may be able to attend the Meeting as a guest but will not be able to vote or ask questions at the Meeting.

Voting is Easy. Vote Well in Advance of the Proxy Deadline on Tuesday, June 17, 2025 at 2:00 p.m. (Vancouver Time).

	Registered Shareholders	Non-Registered Shareholders

	Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.

Internet	www.investorvote.com	www.proxyvote.com

Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.

Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

SHAREHOLDER QUESTIONS

For more detailed information and instructions on voting, please refer to the Information Circular.

Shareholders who have questions, including with respect to Notice and Access, or need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia, this 2nd day of May, 2025.

BY ORDER OF THE BOARD

Clive Johnson

President, CEO, Founder and Director

B2GOLD	2025 Management Information Circular

COMPANY OVERVIEW

GOOSE PROJECT
Nunavut, Canada
HEAD OFFICE
Vancouver, Canada
GRAMALOTE PROJECT
Colombia

A responsible international senior gold producer

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today B2Gold has operating gold mines in Mali, Namibia and the Philippines, and a mine under construction in northern Canada, the Goose Project. In addition, we have a portfolio of other development and exploration projects in several countries including the 100% owned Gramalote Project in Colombia.

805KOZ
OF GOLD PRODUCED

+$12.8M[1]
COMMUNITY INVESTMENT

(1) Includes the Community Relations department's operational costs, Gramalote CSR, Masbate's SDMP, Otjikoto's Nature Reserve and Agricultural Project expenditures, and Head Office donations.

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B2GOLD	2025 Management Information Circular

FEKOLA MINE
Mali
OTJIKOTO MINE
Namibia
MASBATE MINE
Philippines

6,478

EMPLOYEES GLOBALLY

6.6%[1]

INDUSTRY LEADING DIVIDEND YIELD

(1) As at December 31, 2024

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Fellow Shareholders,

It is my pleasure to provide you with this report on B2Gold’s activities in 2024, which was both a transitional and challenging year, but also a rewarding year in many ways for our Company. Despite the challenges faced, I am incredibly proud of our global team for safely and responsibly delivering over 800,000 ounces of consolidated gold production. Beyond this achievement, we continued our track record of strategic growth, advancing the construction and development of our Goose Project in Nunavut, Canada, closer to completion and the first gold pour, which we anticipate in June 2025 - an exciting step forward for B2Gold.

OPERATIONAL AND FINANCIAL PERFORMANCE

We successfully navigated a transitional year during 2024, while maintaining our commitment to responsible mining with industry-leading health, safety, environmental and social responsibility accomplishments, in large part due to the dedication of our global workforce and the strong leadership of our executive and management teams. Our total consolidated gold production for 2024 of 804,778 ounces, including 19,644 ounces of attributable production from Calibre Mining Corp., was near the low end of our 2024 guidance, with all in sustaining costs (“AISC”) of US$1,465 per ounce sold remaining within our annual guidance range of between $1,420 and $1,480 per gold ounce.

In addition to the operational challenges that we encountered in Mali, one of the more demanding aspects overshadowing our corporate performance in 2024 centred on complex negotiations with the Malian government following the introduction of the 2023 Mining Code. However, due to the strong relationship that we have formed with the Government of Mali over the past nine years, the negotiations were conducted in a constructive and collaborative manner, evidenced by the global settlement agreement that B2Gold reached with the State of Mali in September 2024. We continue to build on a strong working relationship with the Malian Government and our long-standing commitment and contributions to the country, and the desire to expand Fekola by developing and commencing production from the Fekola Regional licenses has been recognized by the government. We are also pleased to see relations between the Government of Mali and the mining sector are now stabilizing and we look forward to many more years of a successful partnership with the State of Mali at the Fekola Complex.

Despite strong operational years at both our Masbate and Otjikoto mines, a challenging year at the Fekola Mine resulted in lower than expected consolidated gold production. Production at Fekola was impacted by damage to an excavator and the subsequent need for replacement equipment affected equipment availability for the first nine months of 2024, reducing tonnes mined. This continued to affect the availability of high-grade ore from the Fekola Phase 7 pit, resulting in less higher-grade ore processed in 2024. However, mining and processing of these higher-grade tonnes is now occurring in 2025 as equipment availability had returned to full capacity and mining rates were at expected levels at the end of 2024. For the full year 2024, the Fekola Mine produced 392,946 ounces

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of gold, below the low-end of its revised annual guidance range of between 420,000 and 450,000 ounces. Our Otjikoto Mine produced 198,142 ounces of gold, near the mid-point of its revised guidance range of between 185,000 and 205,000 ounces, and Masbate Mine produced 194,046 ounces of gold, at the upper end of its revised guidance range of between 175,000 and 195,000 ounces in 2024. Consolidated revenue from gold sales was US$1.9 billion, and consolidated cash flow from operations for 2024 was US$877 million.

RETURN OF CAPITAL AND LIQUIDITY

Even with the completion of significant construction activities at the Goose Project in 2024, and continued investment at the Fekola Complex, we ended the year in a strong financial position with a cash balance of US$337 million and working capital of US$321 million. We supplemented our cash position in January 2024 with a US$500 million gold prepay arrangement with several members of our existing lending syndicate, further bolstering the balance sheet as we continue to fund sustaining, development, and growth projects across the operating portfolio. To further supplement our balance sheet, on January 28, 2025, we issued an aggregate principal amount of $460 million of 2.75% convertible senior unsecured notes due 2030. The proceeds of the offering were used to pay down the outstanding amounts under our revolving credit facility. As a result, we have access to a fully undrawn US$800 million revolving credit facility with an additional US$200 million accordion feature.

During 2024, even through a challenging operational year, specifically at the Fekola mine, we were able to return $211 million to our shareholders by way of dividends. On January 13, 2025, we announced an amendment to our shareholder returns strategy to increase financial flexibility as we complete the current phase of our organic growth. Under the amended framework, the proforma dividend yield as of December 31, 2024, would be 3.3%, remaining one of the highest dividend yields among the global precious metal producers. We also announced our intention to implement a normal course issuer bid (“NCIB”), which we launched on April 3, 2025. The NCIB is reflective of our belief that the market may undervalue our common shares occasionally and that the shares may trade in a price range which may not adequately reflect their value in relation to the business, assets, and prospects of B2Gold from time to time and that purchases of the shares pursuant to the NCIB may represent an appropriate and desirable use of the Company’s capital.

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Message from the CEO

CONTINUED FOCUS ON GROWTH

Construction of our Goose Project, the most advanced project in our 100%-owned Back River Gold District, located in Nunavut, Canada, continued on schedule in 2024. We recognize that respect and collaboration with the Kitikmeot Inuit Association (“KIA”) is central to the license to operate in the Back River Gold District and we will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns, and brings long-term socio-economic benefits to the Kitikmeot Region. We look forward to continuing to build on our strong collaboration with the KIA and Kitikmeot communities.

All planned construction activities for 2024 at the Goose Project were successfully completed, with overall project development progressing on schedule. We are excited to share with you that the first gold pour remains on track for June 2025, followed by a ramp-up to commercial production in the third quarter of 2025. Gold production for calendar year 2025 is estimated to range between 120,000 and 150,000 ounces. Open pit and underground mining activities are already underway, aimed at building high-grade stockpiles in preparation for mill commissioning. From 2026 to 2031, average annual production is expected to be approximately 300,000 ounces, supported by the latest published Mineral Reserves. Our internal view and the current substantial Mineral Resource inventory indicate a long mine life, establishing the Goose Project as a significant contributor to B2Gold’s long-term gold production.

On June 18, 2024, we announced the results of a positive Preliminary Economic Assessment (“PEA”) for our 100%-owned Gramalote Project, located in Antioquia, Colombia. The PEA outlines a strong production profile, with projected annual gold production of 234,000 ounces during the first five years of operation, and an average of 185,000 ounces per year over a 12.5-year project life. The study also highlights a low-cost operating structure and favourable metallurgical characteristics, reinforcing the project’s potential as a robust and economically attractive asset. We are progressing well on a feasibility study for the Gramalote Project and expect to be able to release the results by the middle of 2025.

SAFETY FIRST

B2Gold continues to lead the industry in health and safety, environmental, and social initiatives across our operations, guided by our core principles of fairness, respect, transparency, and accountability. Our commitment to responsible mining will be detailed in our upcoming Responsible Mining Report, set for release in May 2025 and I encourage you to explore it. The report showcases our 2024 milestones and achievements, including an impressive ninth consecutive year without an on-site fatality across all operations, while upholding one of the industry’s lowest injury rates. We maintained our Lost Time Injury Frequency Rate (“LTIFR”) and Total Recordable Injury Frequency Rate (“TRIFR”) at mining industry lows of 0.05 and 0.28, respectively. Most notably, our team at Masbate surpassed an outstanding six years (39.3 million hours) without a Lost Time Injury (“LTI”).

These safety achievements are made possible by our dedicated and diverse global workforce. Of our 6,478 employees globally, approximately 97% are national employees and 13.3% of employees are female.

We remain dedicated to creating inclusive and accessible work environments that support individuals from diverse backgrounds, abilities, cultures, and identities.

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ENVIRONMENTAL RESPONSIBILITY

As a responsible mining company, B2Gold is committed to developing resources in a way that mitigates environmental and biodiversity impacts. We implement a Global Water Strategy aligned with the International Council on Mining and Metal’s (“ICMM”) Water Stewardship Framework, aiming to minimize water-related risks and enhance water management across our operations. Each site has developed its own Operational Water Management Plan tailored to address the specific water risks unique to its location. In addition, we will publish in May our 2024 Climate Strategy Update, aligned with the recommendations of the Task Force on Climate-Related Financial Disclosures. The Climate Strategy Update outlines our efforts to assess and mitigate physical and transition climate-related risks and reduce our carbon footprint in support of our target to reduce Scope 1 and 2 greenhouse gas (“GHG”) emissions by 30% by 2030 against a 2021 baseline.

B2Gold is committed to reducing GHG emissions through a structured decarbonization pathway. Our approach prioritizes expanding renewable energy, electrification, enhancing energy efficiency, and adopting emerging carbon reduction technologies. With the completion of the 22 megawatt (“MW”) Fekola solar plant expansion in January 2025, the site now sources approximately 30% of its electricity from solar power, reducing emissions by an estimated 63,000 tonnes of carbon dioxide equivalent (“CO2 e”) annually. At Masbate, we are advancing two solar initiatives, a rooftop solar panel project with a total capacity of approximately 1 MW, and a 8.2-MW solar plant set for installation in 2025. This solar plant is expected to reduce GHG emissions by approximately 8,800 tonnes of CO2e per year and reduce heavy fuel oil (“HFO”) consumption by 3.4 million liters per year. Meanwhile, at Otjikoto, a newly commissioned 9.6-MW third-party solar plant will boost solar energy to approximately 35% of the site’s total electricity demand.

COMMITMENT TO COMMUNITIES

We remain committed to the well-being of the communities where we operate, implementing management approaches that drive positive, sustainable outcomes for both our business and stakeholders. We extend our gratitude to all levels of government and the communities in the countries where we operate for fostering strong, trusting relationships with us. In 2024, we contributed approximately US$564 million in taxes, royalties, and dividend payments to governments in Mali, Namibia, the Philippines, Colombia, and Canada, along with approximately US$13 million in community investments.

A stand out initiative at Fekola is the 70-hectare Goungoubato Agricultural Project, which supports households affected by resettlement. With an initial investment of approximately $1 million, B2Gold has provided land clearing, cultivation preparation, specialized technical support and training, agricultural inputs, and essential infrastructure, creating opportunities for smallholder farmers.

Masbate’s current community investment initiatives focus on job creation and local content development as key drivers of sustainable growth. A key highlight is the Digital Hub, a co-working space designed to connect community members with digital employment opportunities, including roles in virtual assistance, web development, and e-commerce.

B2Gold Namibia’s community investment efforts focus on meeting critical needs, fostering sustainable growth, and ensuring long-term community resilience beyond mine operations. Through strategic investments, B2Gold Namibia is building a lasting legacy that strengthens healthcare, water security, and education in the region. In 2024, the Ombili Clinic was completed ahead of schedule and successfully handed over to local authorities and marks a major advancement in regional healthcare. This facility will provide primary health services to the residents of the Ombili settlement.

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Message from the CEO

In memory of the late Managing Director and Country Manager of B2Gold Namibia, B2Gold was honoured to launch the Mark Dawe Legacy Fund in 2025 which will support the Nakayale Private Academy with US$100,000 annually for as long as B2Gold has a footprint in Namibia. This legacy reflects Mark’s enduring belief in the power of education to transform lives.

At our Back River Gold District in Nunavut, we uphold our long-term commitment to Kitikmeot Inuit through the Inuit Impact Benefit Agreement (“IIBA”) with the Kitikmeot Inuit Association (“KIA”), signed in 2018. This renewable 20-year agreement ensures land tenure security while maximizing benefits for Kitikmeot Inuit. The IIBA is designed to mitigate potential impacts of mining operations while fostering training, employment, and business opportunities, ensuring a sustainable and mutually beneficial partnership. In 2024, B2Gold Nunavut strengthened its partnership with the Cambridge Bay-based Redfish Arts Society, an initiative focused on delivering skilled trades training to at-risk Inuit youth. In 2024, this collaboration created 15 Inuit employment opportunities, including 14 student roles and one assistant instructor, generating 15,340 hours of employment for students, trainers, and support staff.

B2Gold Nunavut also launched its Emergency Response Team Preparation School (“ERT Prep School”) at the Back River Gold District – a new training platform designed to prepare Inuit employees interested in joining the Emergency Response Team. This self-paced learning environment, supported by experienced Inuit ERT members and ERT coordinators, equips participants with essential emergency response skills in preparation for the Workers’ Safety and Compensation Commission (“WSCC”) Mines Rescue Course. Upon completing the ERT Prep School, participants can choose to pursue full ERT certification or serve as associate members.

As a proud Canadian company, B2Gold remains dedicated to making a positive impact in the Vancouver area, through our More Than Mining Fund. This fund supports programs addressing poverty, mental health, addiction, violence, and abuse by partnering with local charities that provide essential social services to vulnerable and at-risk individuals. In 2024, B2Gold allocated approximately $1 million to community organizations through this initiative.

CONTINUED FOCUS ON EXPLORATION

We executed another year of aggressive exploration in 2024, incurring US$61 million in exploration expenditures, predominantly at the Back River Gold District, with the goal of enhancing and growing the significant resource base at the Goose Project and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine was the largest since 2012 with a focus on drilling the recently discovered Antelope deposit. In Mali, the exploration program was directed at a more strategic search for near-mine, near-surface sources of additional sulphide-related gold mineralization. In the Philippines, the exploration program at Masbate focused on drilling targets immediately south of mine infrastructure. In 2025, we continue to invest heavily in exploration, with a budget of $64 million being allocated among brownfield and greenfield opportunities, with approximately 50% being committed to the Back River Gold District. In addition, the search for new joint ventures and strategic investment opportunities will continue, building on existing equity investments in Snowline Gold Corp., Founders Metals Inc., AuMEGA Metals Ltd., and Prospector Metals Corp.

LOOKING AHEAD

For the balance of 2025 and beyond, we continue to raise the bar on our previous sustainability performance and remain committed to continuing to execute on our strategic objectives: maximize profitable production from our mines; grow as a profitable and responsible gold producer through further advancement of our pipeline of development and exploration projects; evaluate new exploration, development and production opportunities; and continue to pay an industry competitive dividend yield. We are dedicated to delivering on these objectives while continuing to drive positive outcomes for all stakeholders, ensuring that our growth is both profitable and responsible.

In closing, I want to express my heartfelt gratitude to our dedicated employees, whose track record of safe production, excellence and unwavering professionalism has been the driving force behind our continued success. Their resilience and determination over the past few years have been truly remarkable. I would also like to thank our Board of Directors for their steadfast support and guidance, and to acknowledge our exceptional executive team - your leadership, adaptability, innovation, and ability to execute continue to inspire and impress.

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And finally, to you, our Shareholders - thank you. Your trust and support over the past 18 years have been instrumental in our journey to becoming a safe, responsible, and profitable senior gold producer. None of this would have been possible without you.

Yours sincerely,

Clive Johnson

President, CEO, Founder and Director

B2GOLD	2025 Management Information Circular

Vision and Values

Our vision is to be a responsible mining company, demonstrating leadership by going beyond industry standards and continuing to raise the bar on our own performance. One of the key reasons for our success is delivering on our promises of fairness, respect, transparency and accountability. These principles are part of the B2Gold corporate culture and are applied globally across our corporate social responsibility projects.

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B2GOLD	2025 Management Information Circular

OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE EXECUTIVE COMPENSATION 13

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Executive Summary

Operational Highlights

B2Gold continued its strong performance in 2024 across all of its operations while maintaining its long-standing commitment to safety and continuous improvement with industry leading safety and lost time performance.

~$211M	0.05	GOOSE CONSTRUCTION
IN DIVIDENDS PAID TO SHAREHOLDERS	LOST TIME INJURY(1) FREQUENCY RATE	ON TARGET FOR GOLD POUR Q2 2025

MALI MOU	~22%	$800M + $200M
MALI MINING CODE NEGOTIATED AND ENTERED INTO MEMORANDUM OF UNDERSTANDING WITH THE MALIAN GOVERNMENT	OF TOTAL ELECTRICITY CONSUMED AT OPERATIONS WAS FROM RENEWABLE SOURCES	RENEWED AND EXPANDED CREDIT FACILITY TO $800M PLUS A $200M ACCORDION FEATURE.

•

Our industry-leading lost time injury frequency rate and goal of sending everyone home safe continues to be a core focus, with the Masbate Gold Project in the Philippines leading the way with now over six years (39 million hours worked) without a lost time incident.

•

Due to our strong operating results and cash position, we have continued to pay one of the highest dividend yields in the gold sector with approximately $211 million distributed to Shareholders in 2024.

Governance Highlights

A summary of our key governance practices is below and further details can be found under Corporate Governance beginning on page 34.

•	The number of females as managers remains consistent across the organization at 20.0% for 2024.

•

The inaugural offering of B2Gold’s Global Mentorship Program was completed; 20 mentees were paired with 20 mentors with representation from all levels and locations of B2Gold’s operations. The program took place from May to December 2024.

Annual individual election of Directors with majority voting	Page 23	Board gender diversity target achieved	Page 39

Independent Chair	Page 34	Annual Board self-assessment	Page 36

Board Committees are comprised of 100% Independent Directors	Page 34	Mandatory minimum share ownership for Directors	Page 47

In camera sessions at each Quarterly Board and committee meetings	Page 34	Independent Directors not eligible for stock options	Page 46

Note:

(1)	Injury frequency and severity rates are based on 200,000 work hours.

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Executive Summary

Sustainability Highlights

Sustainability and maintaining high standards of responsible mining has always been a key part of B2Gold’s business strategy. During 2024, the Company continued activities in support of its social and environmental commitments. Highlights of our activities include:

•

The continued implementation of the Goungoubato Agricultural Project in Mali, which provides livelihood opportunities for over 250 smallholder farmers, among them 59 women and 70 vulnerable persons. This project has the potential to expand and accommodate up to 1,000 economically-displaced households.

•

Following the completion of the Fekola solar plant expansion, the site will generate approximately 30% of its electricity with solar power. The expanded solar facility is expected to reduce GHG emissions by approximately 63 thousand tonnes of CO2e per year.

•

B2Gold Namibia is also implementing the Otavi Water Project, aimed at enhancing water access through a new tower and distribution system, ensuring a sustainable water supply for the community. As part of its commitment to education, B2Gold continues its support of the EduVision Project, equipping Khorab Primary School in Otavi and Ombili Primary School in Otjiwarongo with interactive SMARTboards. These cutting-edge tools, supported by a dedicated satellite link, allow students to access high-quality remote learning. The handover ceremonies celebrated the transformative impact of this initiative, ensuring lasting educational opportunities for future generations.

•

As highlighted by our CEO in his letter to Shareholders, B2Gold Nunavut launched its ERT Prep School, and while its associate members are not mine rescue certified, they receive similar training to ensure they can apply emergency response knowledge and skills in their home communities, helping build resilience and preparedness beyond the mine site. In addition, since the launch in 2023 of the skilled trades training for at-risk Inuit youth, the initiative has contributed over 16,000 employment hours, reinforcing our commitment to community development and workforce readiness in this region.

•

Our commitment to local economies remained strong, with over US$600 million spent on goods and services from local and host country businesses. Notably, in Mali, on-shore purchasing saw a significant increase, rising to 70% of total purchasing in 2024, compared to 63% in 2023. In the Philippines, on-shore purchasing remained high at 71% in 2024, slightly down from 74% in 2023. Namibia maintained a steady rate, with approximately 63% of total purchasing in 2024, up from 62% in the previous year.

Annual Sustainability Reporting in accordance with GRI, SASB, and TCFD	Page 44	Fekola solar plant expansion allows site to meet 30% of its electricity demand with solar power	Page 09

Existing climate strategy and GHG emissions reduction target of 30% by 2030, against a 2021 baseline	Page 09

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Executive Compensation Highlights

Annual Say on Pay vote	Page 25	A portion of executive compensation linked to the Company’s Climate Energy Action strategy	Page 66

Long-term incentives weighted 50% towards performance- contingent PSUs	Page 64	Anti-Hedging Policy	Page 58

Independent compensation Consultant to the Board	Page 59	Annual incentive payments capped at 2x target	Page 58

Annual incentive plan with comprehensive performance targets tied to strategic objectives	Page 66	Mandatory minimum share ownership for NEOs	Page 58

~ 80% of NEO compensation at-risk in 2024	Page 64	No stock option re-pricing	Page 89

ESG metrics a significant component of executives’ Annual Incentive Plan targets	Page 66	Robust Clawback Policy	Page 58

B2GOLD	2025 Management Information Circular

17

Management

Information Circular

Important Notice

The Annual General Meeting (the “Meeting”) of the shareholders (“Shareholders”) of B2Gold Corp. (“B2Gold” or the “Company”) is currently scheduled to take place in person at the Fairmont Hotel Vancouver, Pacific Ballroom, 900 West Georgia Street, British Columbia and in a virtual format conducted via live audio webcast online at https:// web.lumiagm.com/400-892-334-488 on Thursday, June 19, 2025 (the “Meeting Date”) at 2:00 p.m. (Vancouver time).

Only registered Shareholders, Non-Registered Shareholders who have followed the procedures described in this management information circular (the “Information Circular”) and their respective proxy holders will be entitled to attend the Meeting physically in person.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. Even if you plan to attend the Meeting, you should consider voting your shares in advance so that your vote will be counted even in the event that you later decide not to attend the Meeting, you experience any technical difficulties, or are unable to access the Meeting for any reason.

The contents and the sending of this Information Circular have been approved by the Board. The Company reports its financial results in United States dollars. All references to “$” or “dollars” in this Information Circular refer to Canadian dollars unless otherwise indicated. References to “US$” are used to indicate United States dollar values.

This Information Circular includes certain forward-looking information. Please refer to “Cautionary Note Regarding Forward- Looking Information” attached as Schedule “B” hereto.

B2GOLD	2025 Management Information Circular

18

NOTICE & ACCESS

This Information Circular is being sent to both Registered Shareholders and Non-Registered Shareholders (as defined below) of common shares in the capital of the Company (“Common Shares”) using Notice and Access, the delivery procedures that allow the Company to send Shareholders paper copies of a notice of meeting and form of proxy or voting instruction form (“VIF”), while providing Shareholders access to electronic copies of the Information Circular over the internet or the option to receive paper copies of the Information Circular if they so request within the prescribed time periods. For more information, please refer to the Notice and Access Notification delivered to you.

Non-Registered Shareholders who have previously provided the Company with standing instructions that they wish to receive paper copies of the Information Circular will continue to be mailed a paper copy of the Information Circular.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the Management of the Company for use at the Meeting to be held on the Meeting Date, being Thursday, June 19, 2025, at 2:00 p.m. (Vancouver time) at the Fairmont Hotel Vancouver, Pacific Ballroom, 900 West Georgia Street, Vancouver, British Columbia and in a virtual format conducted via live audio webcast online at https://web.lumiagm.com/400-892-334-488 or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by the Directors, officers and regular employees of the Company at a nominal cost to the Company.

Laurel Hill Advisory Group (“Laurel Hill”) is acting as the Company’s proxy solicitation agent. If you have any questions or require assistance in voting your proxy, please contact Laurel Hill at 1-877-452-7184 toll free in North America, or 416-304-0211 (outside North America); or by e-mail at assistance@laurelhill.com. The Company will be paying Laurel Hill a fee of $45,000, plus reasonable out-of-pocket expenses.

The cost of solicitation will be borne by the Company. Except as required by statute, regulation or policy thereunder, the Company does not reimburse Shareholders, nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals an authorization to execute each form of proxy.

B2GOLD	2025 Management Information Circular

19

Voting Procedures

Please carefully review and follow the voting instructions below based on whether you are a Registered or Non-Registered Shareholder of the Company:

•	You are a “Registered Shareholder” if you have a share certificate or a DRS statement registered in your name representing the Common Shares.

•	You are a “Non-Registered Shareholder” if you hold Common Shares through a broker, agent, nominee or other intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

Voting is Easy. Vote Well in Advance of the Proxy Deadline on Tuesday, June 17, 2025 at 2:00 p.m. Vancouver Time (the “proxy cut-off time”). Late proxies may be accepted by the Chair of the Meeting in their discretion, with or without notice, and the Chair is under no obligation to accept or reject any particular late proxy.

REGISTERED SHAREHOLDER VOTING

A proxy will not be valid unless it is signed by the Registered Shareholder, or by the Registered Shareholder’s attorney with proof that they are authorized to sign. If you represent a Registered Shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual Registered Shareholder, or as an officer or attorney of a Registered Shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If the instructions in a form of proxy given to the proxy nominee are certain, the Common Shares represented by proxy will be voted or withheld from voting on any poll in accordance with the instructions of the Shareholder as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the Common Shares represented by a proxy given to the proxy nominee will be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular, including, for the election of the nominees of management for Directors, approval of certain matters relating to the Stock Option Plan, and for the appointment of the Auditor.

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As at the date of this Information Circular, Management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.

A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for such Shareholder on such Shareholder’s behalf at the Meeting other than the persons designated in the form of proxy, and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy.

Registered Shareholders who have duly appointed a proxy holder to attend and vote at the Meeting MUST register the appointed proxy holder with Computershare by visiting http://www.computershare.com/B2Gold before the proxy cut-off time. Computershare will ask for the appointed proxy holder’s contact information and will send such appointed proxy holder a user ID number or username via email shortly after this deadline and then may proceed with the steps above to log into the virtual Meeting.

Registered Shareholders should note that if they participate and vote on any matter at the Meeting they will revoke any previously submitted proxy.

NON-REGISTERED SHAREHOLDER VOTING

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of an intermediary, typically the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), which company acts as a nominee for many Canadian brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client may only be voted (for or against resolutions) in accordance with instructions received from the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for Non-Registered Shareholders.

Securities regulatory policies require brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provides their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy or VIF supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided by the Company to the Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or intermediary) how to vote on behalf of the Non-Registered Shareholder.

B2GOLD	2025 Management Information Circular

20

Notice & Access

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s proxy to represent your Common Shares at the Meeting. Non-Registered Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. Alternatively, the completed VIF must be returned by mail (using the return envelope provided). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

The Company may utilize Broadridge’s QuickVoteTM system to assist Shareholders with voting their Common Shares. Certain Non-Registered Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain a vote directly over the phone.

B2GOLD	2025 Management Information Circular

21

Virtual Participation at the Meeting

QUESTIONS AT THE MEETING

The Company believes that the ability to participate in the Meeting in a meaningful way, including asking questions, remains important despite the decision to also offer virtual participation at this year’s Meeting. It is anticipated that Registered Shareholders and proxy holders (including Non-Registered Shareholders who have appointed themselves as proxy holder) attending virtually will have substantially the same opportunity to ask questions on matters of business before the Meeting as those Shareholders and proxy holders attending in person. Upon Shareholders logging into the virtual meeting platform, they will have the opportunity to start submitting questions prior to the Meeting and will continue to have the opportunity to submit questions during the Meeting. Questions may be sent to the Chair of the Meeting using the online Q&A tool on the meeting portal. Only Registered Shareholders and duly appointed proxy holders will be able to submit questions. Guests will not be able to submit questions.

To ask a question, please follow the steps outlined below:

(1)	Tap on the icon and then type your question.

(2)	Compose your question and then press the send to deliver your question to the Chair.

(3)	Once you have pressed the send icon in Step 2, confirmation that your question has been received by the Chair will appear.

Questions will be read by the Chair of the Meeting or a designee of the Chair and responded to by a representative of the Company. To ensure fairness for all attendees, the Chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting or which are determined to be inappropriate or otherwise out of order.

After the formal business of the Meeting, the Company will hold a Q&A session during which the Chair and the Company’s senior management intend to answer questions submitted during the Meeting.

DIFFICULTIES ACCESSING THE VIRTUAL MEETING

Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/faq prior to the meeting.

If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed. Even if you plan to attend the Meeting, you should consider voting your shares in advance so that your vote will be counted even in the event that you later decide not to attend the Meeting or in the event that you experience any technical difficulties and are unable to access the Meeting for any reason.

If you experience technical difficulties during the registration process or if you encounter difficulties while accessing and attending the Meeting, please contact Lumi, the provider of the virtual meeting interface, at support-ca@lumiglobal.com.

ASSISTANCE WITH VOTING

Shareholders who need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America) or by email at assistance@laurelhill.com.

B2GOLD	2025 Management Information Circular

22

Notice & Access

Revocability of Proxies and Change of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. To be valid, an instrument of revocation must be received by the registered office of the Company by fax at (604) 669-1620 or by mail at Lawson Lundell LLP, 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last business day preceding the Meeting Date or any adjournment thereof, or provided to the Chair of the Meeting on the day fixed for the Meeting or any adjournment thereof by not later than the time fixed for commencement of such Meeting. Further, Registered Shareholders may change the way they have voted by proxy by sending a new proxy prior to the proxy cut-off time to revoke their previous vote. The latest proxy received by Computershare will be the only one that is valid.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation. Registered Shareholders may attend and vote in person or virtually at the Meeting, and if they do so, any voting instructions they previously gave for such Common Shares will be revoked.

Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders can change their vote by contacting their broker or intermediary in sufficient time prior to the Meeting, and prior to their broker’s or intermediary’s cut-off time, to arrange to change the vote and, if necessary, revoke the proxy.

Shareholders who have questions or need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America) or by email at assistance@laurelhill.com.

All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders as of the Record Date unless specifically stated otherwise.

Voting Shares and Principal Holders Thereof

The Board of Directors has fixed the close of business on Tuesday, April 22, 2025 as the Record Date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or at any adjournment thereof. As at the Record Date, 1,321,372,840 Common Shares were issued and outstanding. Each Common Share outstanding on the Record Date carries the right to one vote. The Company will arrange for the preparation of a list of the Registered Shareholders on such Record Date. Each Registered Shareholder named in the list will be entitled to one vote at the Meeting for each Common Share shown opposite such Shareholder’s name. Registered Shareholders holding Common Shares for the benefit of Non-Registered Shareholders are required to vote such shares as directed by the Non-Registered Shareholders, as more particularly described above.

The quorum for the transaction of business at the Meeting is two persons present at the Meeting who hold, or represent by proxy, in aggregate at least 5% of the issued and outstanding Common Shares entitled to be voted at the Meeting.

To the knowledge of the Directors and Executive Officers of the Company, as at the Record Date, only Van Eck Associates Corp. beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company, which holds 149,899,817 Common Shares representing 11.3% of the voting rights attached to all outstanding Common Shares of the Company.

B2GOLD	2025 Management Information Circular

23

Business of the Meeting

1) Set the Number of Directors at Ten (10)

The Company’s Articles provide that the number of Directors to be elected will be the number determined by ordinary resolution.

2) Election of Directors

The Board of Directors presently consists of ten Directors (the “Current Directors”). Each of the Current Directors is nominated by the Board of Directors for election as a Director of the Company to serve until the next annual general meeting of the Company or until such person otherwise ceases to hold office (the “Director Nominees”).

MAJORITY VOTING FOR DIRECTORS

The Company has a policy (the “Majority Voting Policy”) which requires, unless there is a contested election, any nominee for election as a Director who receives a greater number of votes “withheld” than votes “for” such Director Nominee’s election to tender his or her resignation to the Chair of the Board of Directors immediately following the Meeting, effective on acceptance by the Board.

The Corporate Governance and Nominating Committee (“Governance Committee”) will consider the resignation and make a recommendation to the Board. No Director who has tendered his or her offer to resign will attend any meetings of the Governance Committee or the Board where his or her resignation is discussed, or a related resolution is voted upon. Absent exceptional circumstances, the Board will accept the resignation. The Board of Directors will make its final decision and announce the decision in a news release within 90 days following the Meeting. The applicable Director will not participate in any deliberations regarding such Director’s resignation offer.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS

The Company has adopted an advance notice policy (the “Advance Notice Policy”), which was approved by the Board on April 22, 2014, and ratified, confirmed and approved by the Shareholders on June 13, 2014. The Advance Notice Policy was subsequently amended by the Board on March 13, 2018 to implement certain non-material, clarifying amendments of a housekeeping nature. On February 23, 2021 and April 28, 2021, as part of its continuous review of the Company’s corporate governance practices, the Board approved certain additional amendments to the Advance Notice Policy, which amendments were ratified by the Shareholders at the Company’s annual general and special meeting on June 11, 2021.

B2GOLD	2025 Management Information Circular

24

Business of the Meeting

Through the Advance Notice Policy, the Directors of the Company are committed to:

(i)	Facilitating an orderly and efficient annual general or, where the need arises, special meeting, process.

(ii)	Ensuring that all Shareholders receive adequate notice of the Director nominations and sufficient information with respect to all nominees.

(iii)

Allowing Shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation. The purpose of the Advance Notice Policy is to provide Shareholders, Directors and management of the Company with a clear framework for nominating Directors.

The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit Director nominations to the Company prior to any annual general and/or special meeting of Shareholders and sets forth the information that a Shareholder must include in the notice to the Company for the notice to be in proper written form in order for any Director nominee to be eligible for election at any annual general and/or special meeting of Shareholders.

No Director nominations have been made by the Shareholders in connection with the Meeting under the terms of the Advance Notice Policy as at the date of this Information Circular.

DIRECTOR NOMINEES

Information regarding each of the Director Nominees can be found beginning on page 26.

Each Director elected will hold office until the next annual general meeting of the Company or until such Director’s successor is elected or appointed, unless such Director’s office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”). Management does not contemplate that any of the Director Nominees will be unable to serve as a Director; however, if for any reason any of the Director Nominees do not stand for election or are unable to serve as such, the Common Shares represented by properly executed proxies given in favour of management’s nominee(s) may be voted by the management proxyholder, in such person’s discretion, in favour of another nominee.

3) Appointment of Auditor

Management proposes the appointment of PricewaterhouseCoopers LLP as Auditor of the Company to hold office until the next annual meeting of the Company and will also propose that the Directors of the Company be authorized to fix the remuneration to be paid to the Auditor.

PricewaterhouseCoopers LLP was first appointed Auditor of the Company on September 18, 2007.

B2GOLD	2025 Management Information Circular

25

4) Advisory Vote on Executive Compensation

The Company endorses a “Pay for Performance” approach for executive compensation in order to reinforce the linkages between compensation and the Company’s strategic objectives and risk management processes. We believe that a “Pay for Performance” philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviours that reinforce the Company’s values while also delivering on its corporate objectives, thereby aligning executives’ interests with those of our Shareholders. In considering its approach to executive compensation, the Board takes into account the results of the Shareholder vote for “Say on Pay”, together with feedback it receives from Shareholders. The Say on Pay advisory vote held at the 2024 annual general meeting of Shareholders (“2024 AGM”) was supported with 96.5% approval.

While this outcome was strongly supportive of the Company’s approach to the executive compensation program, Compensation Committee, in conjunction with its independent compensation consultant, continues to review current market practices regarding executive compensation and will continue to seek Shareholder feedback to discuss compensation and governance matters and provide Shareholders the opportunity to express any concerns in its review of the executive compensation program during 2024. For a detailed discussion of the Company’s executive compensation program, please see “Executive Compensation” below.

The purpose of the “Say on Pay” advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution:

“IT IS RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders of the Company accept the approach to executive compensation disclosed in the Information Circular delivered in advance of the Meeting.”

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. In the event that the “Say on Pay” advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board’s approach to compensation in the context of those concerns.

The Company will disclose the results of the Shareholder “Say on Pay” advisory vote as a part of its report on voting results for the Meeting.

B2GOLD	2025 Management Information Circular

26

Business of the Meeting

5) Information Regarding the Director Nominees

The Board has determined that ten (10) Directors are to be elected to hold office until the next annual meeting of Shareholders. The following pages provide relevant information on each of the Director Nominees.

GEOGRAPHIC MIX

UNITED KINGDOM
20%
AFRICA
10%
UNITED STATES
10%
CANADA
60%

B2GOLD	2025 Management Information Circular

OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE EXECUTIVE COMPENSATION

27

B2GOLD	2025 Management Information Circular

28

Business of the Meeting

KELVIN DUSHNISKY Independent Director, Chair

Kelvin Dushnisky served as Chief Executive Officer and a Director of AngloGold Ashanti Limited from 2018 to 2020. There he led the execution of the organization’s strategic priorities and oversaw a global portfolio of mining operations and projects in Africa, South America and Australia, along with exploration interests and investments in Canada and the USA. Prior to this Mr. Dushnisky had a 16-year career with Barrick Gold Corporation, ultimately as its President and as a Director. Prior to Barrick, Mr. Dushnisky held senior executive and board positions with a number of private and public companies.

Mr. Dushnisky presently serves on the boards of Directors of Lithium Americas Corporation and Doman Building Materials Group. Mr. Dushnisky holds a B.Sc. (Hon.) degree from the University of Manitoba and M.Sc. degree and Juris Doctor degree from the University of British Columbia. He is a member of the Law Society of British Columbia and the Canadian Bar Association.

Among numerous other industry and related associations, Mr. Dushnisky is past Chair of the World Gold Council and a former member of the International Council on Mining and Metals (“ICMM”) CEO Council.

Ontario Canada Director Since: 2023 Tenure: < 2 years Other Public Directorships: • Lithium America Corporation • Doman Building Materials Group	Voting Results of 2024 AGM 87.2% (For)	Meetings Attended
		Board		7 of 7	100%
		Compensation Committee		8 of 8	100%
		Governance Committee		5 of 5	100%

		Ownership Requirement(1)	Achieved	Common Shares	DSUs
		3x Annual Retainer	✓	100,000	374,303

		Note: (1) As of Record Date.

Clive Johnson has served as a Director and the President of B2Gold since December 2006 and Chief Executive Officer (“CEO”) since March 2007. Mr. Johnson oversees the long-term strategy and development as well as the day-to-day activities of B2Gold. Previously, Mr. Johnson was founder of Bema Gold and its predecessor companies. He was a driving force in Bema’s transition from a junior exploration company to an international intermediate gold producer.

Mr. Johnson is currently a Director of Vanadian Energy Corp. and BeMetals Corp. In 2013, Mr. Johnson received the Pacific Entrepreneur of the Year Award for Mining and Metals, and in 2004 he received the Viola MacMillan Developer’s Award from the Prospectors and Developers Association of Canada.

CLIVE JOHNSON President and CEO	Voting Results of 2024 AGM 95.7% (For)	Meetings Attended
British Columbia, Canada Director Since: 2006 Tenure: 18 Years Other Public Directorships: • Vandian Energy Corp. (formerly Uracan Resources Ltd.) • Bemetals Corp.		Board	7 of 7	100%

	Ownership Requirement(1)	Achieved	Common Shares	DSUs
	3x Annual Salary	✓	3,162,713	Nil
	Note: (1) As of Record Date.

B2GOLD	2025 Management Information Circular

29

Greg Barnes has more than 30 years of experience in the global mining industry, providing industry-leading equity research on multiple M&A transactions and mining development projects. Most recently, Mr. Barnes served as Managing Director, Head of Mining Equity Research for TD Securities, joining the company in 2005, and oversaw the North American precious and base metal sectors.

Prior to joining TD Securities, Mr. Barnes was Vice President, Mining Analyst at Canaccord Capital, and also at Yorkton Securities. Before beginning his equity research career, Mr. Barnes spent two years with Kennecott Canada, a subsidiary of Rio Tinto, and three years with Falconbridge Ltd., where he was involved in corporate development and marketing. Mr. Barnes also spent several years as an exploration geologist in Northern Ontario and Newfoundland. Mr. Barnes holds a BSc in Geology from Queen’s University and a MBA from York University.

GREG BARNES Independent Director Ontario Canada Director Since: 2024 Tenure: < 1 Year Other Public Directorships: • None	Meetings Attended(1)
	Board		2 of 2	100%
	Audit Committee		1 of 1	100%

	Ownership Requirement(2)	Achieved	Common Shares	DSUs
	3x Annual Retainer	by 2029	50,000(3)	46,798
	Note: (1) Mr. Barnes was appointed as a member of the Board and Audit Committee on November 1, 2024. (2) As of Record Date. (3) Mr. Barnes purchased the Common Shares in the public market in 2025.

KEVIN BULLOCK Independent Director Ontario Canada Director Since: 2013 Tenure: 11 Years Other Public Directorships: • NexGold Mining Corp. (formerly Signal Gold Inc.)

Kevin Bullock is a registered Professional Mining Engineer in the province of Ontario. Mr. Bullock was Volta Resources Inc.’s (“Volta”) President and Chief Executive Officer and was the founding President and CEO of Goldcrest (a Volta predecessor company) since its inception in 2002. He was instrumental in the growth of Volta from a shell company through to the ultimate sale of the company to B2Gold at the end of 2013.

Mr. Bullock has over 25 years of experience, at senior levels, in mining exploration, mine development and mine operations. Throughout his career, Mr. Bullock has been involved in projects from inception through exploration to development and production. Mr. Bullock is currently the President, Chief Executive Officer and Director of NexGold Mining Corp.

	Voting Results of 2024 AGM 98.8% (For)	Meetings Attended
		Board		7 of 7	100%
		Audit Committee		4 of 4	100%
		Sustainability Committee		4 of 4	100%

		Ownership Requirement(1)	Achieved	Common Shares	DSUs
		3x Annual Retainer	✓	68,033	347,991
		Note: (1) As of Record Date.

B2GOLD	2025 Management Information Circular

30

Business of the Meeting

LIANE KELLY Independent Director Ontario Canada Director Since: 2020 Tenure: 5 Years Other Public Directorships: • Amaroq Minerals Ltd. (formerly, AEX Gold Inc.)

Liane Kelly is a CSR professional with extensive experience in environment, social and governance (“ESG”) oversight. Her expertise focuses on sustainability strategies, social risk management, and methodologies for effective community investment outcomes. Her professional career also includes working as an exploration geophysicist in the global mining sector. Ms. Kelly is currently a Director of Amaroq Minerals Ltd. and has worked with other boards in areas of governance, board performance and diversity, and employee ownership.

She has a BSc in Engineering Physics (Queen’s University), a postgraduate Certificate in International Development (UBC) and is a registered professional engineer in Ontario. Ms. Kelly obtained a Company Directors Diploma through the Australian Institute of Company Directors and is a member of the Institute of Corporate Directors (“ICD”) of Canada.

	Voting Results of 2024 AGM 98.4% (For)	Meetings Attended(1)
		Board	6 of 6	100%
		Compensation Committee	6 of 6	100%
		Sustainability Committee	3 of 3	100%

	Ownership Requirement(2)	Achieved	Common Shares	DSUs
	3x Annual Retainer	✓	Nil	359,060
	Note: (1) Ms. Kelly took a short medical leave of absence in 2024. (2) As of Record Date.

JERRY KORPAN Independent Director London, England Director Since: 2007 Tenure: 17 Years Other Public Directorships: • None

Jerry Korpan has a Bachelor of Arts from the University of Alberta and a graduate degree from the University of Portland. Mr. Korpan completed financial executive education courses at the City of London Business School in 1996 where he studied accounting and financial analysis and project and infrastructure finance, among other things.

He began his career at Merrill Lynch in 1978, joined Yorkton Securities in 1988 and was Managing Director of Yorkton Securities UK until 1999. Jerry was a Director of Bema from 2002 to 2007 and Chairman of Mitra Energy until 2016.

	Voting Results of 2024 AGM 96% (For)	Meetings Attended
		Board	7 of 7	100%
		Audit Committee	4 of 4	100%
		Compensation Committee	8 of 8	100%

	Ownership Requirement(1)	Achieved	Common Shares	DSUs
	3x Annual Retainer	✓	2,680,000	364,168
	Note: (1) As of Record Date.

B2GOLD	2025 Management Information Circular

31

Thabile Makgala is the Vice President HSESC at Rio Tinto Minerals. Prior she was the Mining Executive with
Impala Platinum Holdings Limited (“Implats”) from 2018— 2023, and the Head of Technical Services with Gold
Fields Limited. From 2010 to 2015 she was with AngloGold Ashanti as a Business Process Improvement
Manager and a Senior Manager, Strategy and Business Planning.

Ms. Makgala spent the first nine years of her career at Gold Fields Limited (from 2001-2009) in an engineering capacity. Raised and educated in South Africa, Ms. Makgala has a deep understanding of the regional mining landscape. Most of Ms. Makgala direct experience has been in South Africa, but she has also worked in
Canada, Mozambique, Madagascar, Mali, Guinea, Ghana and Tanzania, bringing 20+ years of mining operations experience in the mineral sands, iron ore, gold, coal and platinum sectors, across both operations and technical services. She has a BSc Mining Engineering from the University of Witwatersrand and a MBA,
Business Strategy from Stellenbosch University.

THABILE MAKGALA Independent Director Johannesburg, South Africa Director Since: 2023 Tenure: < 2 year Other Public Directorships: • None	Voting Results of 2024 AGM 99.3% (For)	Meetings Attended
		Board	7 of 7	100%
		Sustainability Committee	4 of 4	100%

	Ownership Requirement(1)	Achieved	Common Shares	DSUs
	3x Annual Retainer	by 2028	Nil	119,767
	Notes: (1) As of Record Date.

DCS (Basie) Maree has more than 40 years of experience in the global mining industry, ranging from

Chief Operating Officer, Chief Technical Officer, Mine General Manager (underground and open pit), and other senior operating and project leadership roles. Most recently, Mr. Maree was Chief Operating Officer for
Allied Gold Corporation. Prior to this, he held executive and senior management roles at Barrick Gold,
AngloGold Ashanti, Anglo American, Coeur Mining, and Allied Gold.

Mr. Maree has served on several company boards and was one of the founding members and Director of the
International Cyanide Management Institute for the United National Environmental Program (“UNEP”).
Mr. Maree holds a National Diploma in Extractive Metallurgy from the University of Johannesburg and a
Bachelor of Tech (Cum Laude) in Environmental Management from Tshwane University of Technology, as well as executive qualifications from INSEAD and Oxford University.

DCS (BASIE) MAREE Independent Director Dubai, United Arab Emirates Director Since: 2024 Tenure: < 1 Year Other Public Directorships: • None	Meetings Attended(1)
	Board		2 of 2	100%
	Sustainability Committee		1 of 1	100%

	Ownership Requirement(2)	Achieved	Common Shares	DSUs
	3x Annual Retainer	✓	111,500(3)	46,798

Notes:

(1)   Mr. Maree was appointed as a member of the Board and Sustainability Committee on November 1, 2024.

(2)   As of Record Date.

(3)   Mr. Maree purchased the Common Shares in the public market in 2025.

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32

Business of the Meeting

LISA PANKRATZ Independent Director British Columbia, Canada Director Since: 2023 Tenure: 2 Years Other Public Directorships: • None

Lisa Pankratz has over 30 years of experience in the investment industry and capital markets in both executive and advisory capacities, working with multinational and international companies. For over 20 years, she has served as a Board Member of corporations in the financial services, global media and mining industries. Most recently, she was Chair of the HSBC Independent Review Committee for HSBC Global Asset Management (Canada) Limited and was a member of the Board of Directors and Chair of the Audit Committee for Sherritt International Corporation.

Previously, she was Chair of the Board of Directors of UBC Investment Management Trust Inc. and served on the Boards of IA Clarington Investments, the Canadian Museum for Human Rights, Canwest Media, Inc., The Insurance Corporation of British Columbia, and was a member of the Accounting Policy and Advisory Committee advising the Ministry of Finance for the Province of British Columbia. From 2006 to 2010, she was the President of Mackenzie Cundill Investment Management Ltd., and from 2002 to 2006 was the President, Chief Compliance

Officer and Director of Cundill Investment Research Ltd. and the Chief Compliance Officer of The Cundill Group. Ms. Pankratz is a Fellow of the Institute of Chartered Professional Accountants of British Columbia and a Chartered Financial Analyst charter holder. She received an Honours Bachelor of Arts in Business Administration from the Richard Ivey School of Business at Western University.

	Voting Results of 2024 AGM 98.9% (For)	Meetings Attended
		Board		7 of 7	100%
		Audit Committee		4 of 4	100%
		Governance Committee		5 of 5	100%

		Ownership Requirement(1)	Achieved	Common Shares	DSUs

		3x Annual Retainer	By 2028	Nil	149,810

		Note: (1) As of Record Date.

ROBIN WISEMAN Independent Director Virginia, USA Director Since: 2017 Tenure: 7 Years Other Public Directorships: • None

Robin Weisman joined B2Gold as a continuation of her deep experience in resource sector finance, immediately following her well-respected career at International Finance Corporation (“IFC”) in Washington, D.C as a Principal Investment Officer. While at IFC, she led teams to invest debt and equity in projects valued up to USD$9 billion, and advised clients on risk mitigation strategies in developing countries. During her 22-year career at IFC, she developed a renowned sub-specialty in managing risks through effective corporate social responsibility, including a focus on advancing the role of women across the resource development sector.

Prior to joining IFC, she worked in increasingly senior roles including the position of vice president at Standard Chartered Bank, concentrating on structured trade financing. In her executive role at Citibank, she specialized in the currencies of emerging markets. Prior to these positions, Ms. Weisman provided financial forecasting and competitive analysis for CBS Television Network. Ms. Weisman holds a BSc from the University of Illinois and a MBA from the University of Chicago. Ms. Weisman has her ICD designate from the Institute of Corporate Directors (“ICD”) in partnership with the Rotman School of Management. Ms. Weisman is a member of the National Association of Corporate Directors.

	Voting Results of 2024 AGM 99.1% (For)	Meetings Attended
		Board		7 of 7	100%
		Governance Committee (Chair)		5 of 5	100%
		Audit Committee		4 of 4	100%

		Ownership Requirement(1)	Achieved	Common Shares	DSUs

		3x Annual Retainer	✓	3,274	364,168

		Note: (1) As of Record Date.

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Cease Trade Orders, Bankruptcies,

Penalties or Sanctions

Cease Trade Orders	Director

Has any Director Nominee, as at the date of this Information Circular, or within ten years before the date of this Information Circular, been a Director, Chief Executive Officer or Chief Financial Officer of any company (including the Company), that;

(i)  was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the Director Nominee was acting in the capacity as Director, Chief Executive Officer or Chief Financial Officer; or

(ii)   was subject to an Order that was issued after the Director Nominee ceased to be a Director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as Director, Chief Executive Officer or Chief Financial Officer?

None

Company Bankruptcy

Has any Director Nominee, as at the date of this Information Circular, or within ten years before the date of this Information Circular, been a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets?

None

Personal Bankruptcy

Has any Director Nominee, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the Director Nominee?

None

Penalties or Sanctions

Has any Director Nominee been subject to penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder in deciding whether to vote for a proposed Director?

None

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective Director Nominees.

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CORPORATE

GOVERNANCE

The Board of Directors is committed to robust corporate governance practices that are both in the interest of stakeholders and contribute to effective and efficient decision making. National Policy 58-201, Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and the Board considers that the Company’s corporate governance practices substantially comply with NP 58-201. The Board will continue to review with Management the corporate governance practices of the Company to ensure that they are sound.

In accordance with National Policy NI 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”) the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company’s approach to corporate governance.

Board of Directors

The Board considers its composition and size on an ongoing basis. Directors are recruited from time to time with a view to achieving and maintaining a majority of Independent Directors while at the same time maintaining complementary skill, knowledge and experience in the mining industry. The Board of Directors is currently comprised of ten Directors. Accordingly, there are ten Director Nominees. The Board of Directors considers nine of the ten Director Nominees as currently independent in accordance with the definition of “independence” set out in National Instrument 52-110 (“NI 52-110”), as it applies to the Board of Directors, and in accordance with the applicable rules of the NYSE American.

Clive Johnson is not considered to be independent given his role as the President and Chief Executive Officer (“CEO”) of the Company. Upon the election of the Director Nominees, the majority of the Directors will be independent.

To facilitate the exercise of independent judgement by the Board in carrying out its responsibilities, all of the Board’s Committees are comprised of solely Independent Directors. Each member of the Audit Committee and the Compensation Committee is considered to be independent for the purposes of NI 52-110, the rules of the NYSE American and, where applicable, Rule 10A-3 of the U.S. Exchange Act of 1934, as amended (the “Exchange Act”).

The Independent Directors meet as a group, without the presence of management or Non-Independent Directors (“in-camera” sessions), at each quarterly Board meeting and such other times as they consider appropriate, and communication among the Independent Directors occurs on an ongoing basis as the need arises. The Board believes that adequate procedures are in place to facilitate the independent functioning of the Board. The Board held Independent Director in-camera sessions at all regularly scheduled quarterly Board and Committee meetings.

Kelvin Dushnisky is an Independent Director, and is Chair of the Board and presides as such at each Board meeting. The Chair’s role involves reviewing items of importance for consideration and deliberation by the Board of Directors, providing leadership to the Board of Directors in discharging their mandate and managing the Board of Directors consistent with the corporate governance approach adopted by the Board from time to time.

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There are no interlocking Directorships and no material related party transactions involving any Director of the Company.

Oversight of Risk Management

One of the primary responsibilities of the Board is to determine the process followed to identify and manage major risks faced by the Company. Identifying and effectively managing risks allows B2Gold to operate efficiently and generate stakeholder value.

The Company has a Risk Management Framework which defines a risk hierarchy and utilizes robust functional risk workshops for the identification of risks and relevant controls. As per the Risk Management Framework, the Senior Executive Team receives risk reports regularly and engages in the execution of mitigations strategies and the escalation of risks to the Board.

The SVP Legal and Corporate Communications and the Chief Financial Officer together with other members of Management provide regular updates on the Company’s strategy, industry landscape and key risks to the Board. This is done to ensure that strategic oversight remains a dynamic and ongoing collaboration, drive accountability and provide our Board with visibility over management actions to respond to risks.

The Board address key risks taking into consideration B2Gold’s strategy and significant operational, financial and business developments. The review of the risk management process and the list of key risks is primarily a responsibility of the Audit Committee and risk reports reviewed by the Audit Committee are also reviewed by the entire Board when the committee deems it appropriate.

Board Charter and Position Descriptions

A copy of the Charter of the Board of Directors is available on the Company’s website at https://www.b2gold.com/corporate/governance/.

The Board has developed written position descriptions for the Chair of the Board and the chair of each committee of the Board.

The responsibilities of the Chair of the Board include providing leadership to the Board in its duties to the Company and facilitating effective review, analysis and discussion at Board meetings.

A written position description has also been developed for the President and CEO. The responsibilities of the President and CEO include managing the efficient and effective operation of the Company, assisting the Board in establishing and implementing the strategic direction of the Company and ensuring all material matters affecting the Company are brought to the attention of the Board.

Shareholder Engagement

We have a Disclosure, Confidentiality and Insider Trading Policy (the “Disclosure Policy”) that guides our commitment to providing timely, factual, and accurate disclosure of material information about the Company to our Shareholders, the financial community, and the public. The Company has adopted disclosure practices that ensure material information is disclosed to investors, analysts, and all members of the public in accordance with applicable securities laws. Any communications or meetings with our Shareholders or others will comply with those disclosure practices. The Board reviews and approves the contents of major disclosure documents, including our annual and quarterly financial reports to Shareholders, Annual Information Form, and Circular. A copy of our Disclosure Policy is available on our website https://www.b2gold.com/corporate/governance/.

Communications regarding our business and operations, financial results, and strategy are provided by senior management periodically throughout the year in many ways, including our annual and quarterly financial reports, Annual Information Form, Responsible Mining Report, news releases, and through industry and investor conferences and meetings with analysts and investors. Management also hosts conference calls and webcasts for quarterly earnings releases and major corporate developments as soon as practical after they are publicly announced. These disclosure documents, investor presentations, conference calls, and webcasts are available through our website at www.b2gold.com/investors.

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Corporate Governance

INVESTOR ENGAGEMENT EVENTS IN 2024

Event	Date	Location

CIBC Western Conference	January 15 – 16	Toronto, ON

Mining Indaba	February 5 – 8	Cape Town, South Africa

BMO Global Metals & Mining Conference	February 25 – 28	Hollywood, FL

PDAC	March 3 – 6	Toronto, ON

BofA Global Mining Conference	May 14 – 15	Miami Beach, FL

RBC Mining & Metals Conference	June 13 – 14	New York, NY

Gold Forum Americas	September 15 –18	Colorado Springs, CO

Back River Gold District Site Tour	September 18 – 20	Back River Gold District, NU

NBF London CEO Mining Conference	November 25 – 26	London, UK

Paris Marketing Day	November 27	Paris, France

Scotiabank Mining Conference	December 3 – 4	Toronto, ON

Throughout the year, the Company also engaged extensively with institutional and retail Shareholders through various calls or virtual meetings. In addition to the ongoing efforts of Management to connect with our Shareholders and analysts throughout the year, in 2024/2025, as part of our effort to promote improved Shareholder engagement, the Board Chair requested meetings with our top ten institutional Shareholders, and conducted meetings with all parties who accepted the invitation.

Director Skills and Experience

The Board of Directors and the Governance Committee review the experience, qualifications and skills of our Directors each year to ensure that the composition of the Board of Directors and committees and the competencies and skills of the members are in line with the evolving needs of the Company.

The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each Director. The skills matrix is reviewed and updated each year based on self-assessment by each Director whereby each Director is asked to rate their experience and background in a variety of key subject areas. This data is compiled into a matrix representing the broad skills of the Director Nominees. This matrix is maintained to identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members.

The following skills matrix outlines the experience and background of, but not necessarily the technical expertise of, the Director Nominees based on information provided by such individuals as at the Record Date.

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BOARD SKILL MATRIX, PROFILE AND COMMITTEE MEMBERSHIP

Board Skill Matrix, Profile and Committee Membership

Major Project Oversight	✓	✓	Nil	✓	Nil	Nil	✓	✓	✓	Nil
Capital Market	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategy & Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Governance & Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Executive Management / Senior Officer Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Acumen	✓	✓	✓	✓	✓	✓	Nil	Nil	✓	✓
M&A Execution	✓	✓	✓	✓	✓	✓	✓	Nil	✓	✓
Operational Mining Experience	✓	✓	✓	✓	✓	✓	✓	✓	Nil	Nil
Multi-jurisdictional Business Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Resources & Executive Compensation	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Health & Safety	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Environment & Sustainability	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Government & Regulatory Affairs	✓	✓	✓	Nil	✓	✓	✓	✓	Nil	✓
Communications, Investor, Public Relations	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Climate Change	✓	✓	✓	Nil	✓	Nil	✓	✓	✓	✓
Cybersecurity	Nil	Nil	Nil	Nil	✓	Nil	✓	Nil	✓	✓

Independence	Y	CEO	Y	Y	Y	Y	Y	Y	Y	Y
Board Tenure	1.5	18	<1	11	5	17	1.50	<1	2	7
Age	61	68	61	60	60	79	43	67	64	68
Gender	M	M	M	M	F	M	F	M	F	F

Audit Committee			X	X		X			C	X
Compensation Committee	C		X		X
Governance Committee	X								X	C
Sustainability Committee				X	C		X	X		X

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Corporate Governance

Orientation and Continuing Education

Upon appointment, each new Director is given an outline of the nature of the Company’s business, its corporate strategy, current issues with the Company, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing Company policies. In addition, new Directors are required to meet with Management to discuss and better understand the Company’s business and will be advised by counsel to the Company of their legal obligations as Directors of the Company.

Given the skill and knowledge of the current Board of Directors, as a whole, the Governance Committee is of the view that a formal continuing education process is not currently required. The Board of Directors is comprised of individuals with varying backgrounds, who, both collectively and individually, have extensive experience in running and managing public companies in the natural resource sector. Reference is made to the table under the heading “Election of Directors” for a description of the current principal occupations of the Director Nominees. Board members are encouraged to communicate with Management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation. There are technical presentations at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non-technical Directors. Board members have full access to the Company’s records.

However, the Governance Committee has established a Board education program, which will include two educational sessions to be presented to the full Board by external subject matter experts during each calendar year. In addition, all of the Directors are members of the Institute of Corporate Directors.

Directors are encouraged to participate in any educational opportunities that they deem appropriate and necessary for them to stay apprised of relevant subject matter either specific to any committees they serve on, or to support their function as a Director. Throughout 2024, both Ms. Weisman and Ms. Pankratz participated in multiple sessions on various topics relevant to ESG, finance, audit matters and governance matters including Climate Change and Cybersecurity.

The orientation and continuing education process is reviewed on an annual basis and will be revised as needed.

Year	Board Education Sessions	Attended By All Current Directors

	Corporate Governance Baseline (good governance practices and baseline assessment where B2Gold currently is at)	✓
	Mining 101 an overview of resources and reserves, geotechnical/ geometallurgical /geological and cut-off grades	Scheduled for Q3

	Sustainability and ESG Changes in Regulatory Landscape	✓
	Shareholder Activism Overview and Trends	✓
	Cybersecurity and Board Oversight	✓

	Cultural Awareness - Inuit Culture and Nunavut Region	✓
	Corporate Governance Overview	✓

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39

Nomination of Directors

The Governance Committee is responsible for identifying and recommending to the Board of Directors potential candidates to fill Board vacancies in alignment with the Company’s succession planning activities and diversity objectives (see “Diversity” and “Board Renewal” below). The Governance Committee is currently comprised of Robin Weisman (Chair), Lisa Pankratz and Kelvin Dushnisky, each of whom is an Independent Director within the meaning of all applicable Canadian securities laws and regulations, including the rules of the TSX and NYSE American. If all Director Nominees are elected, the proposed composition for the Governance Committee is not expected to change immediately following the Meeting.

The Governance Committee also reviews the structure, size, effectiveness, and composition of the Board against the needs of the business and makes recommendations to the Board with regard to any changes. The Governance Committee is refining the process of its annual assessment of Directors and makes recommendations to the Board concerning the re-election of any Director, having due regard to his or her performance and ability to continue to contribute to the Board. The Governance Committee also recommends individual Directors to the Board to serve as members or chairs of the Audit Committee, the Compensation Committee, the Sustainability Committee (as defined below), and any other committees established by the Board from time to time.

In addition, the Governance Committee is responsible for reviewing and overseeing the succession planning in respect to the Chief Executive Officer and the Company’s senior management team.

Diversity

In 2021, a Diversity Policy for Board and Management- level positions (the “Diversity Policy”), was adopted.

The Diversity Policy defines B2Gold’s approach to diversity with respect to Board and Management positions, including the identification, nomination and appointment of Board members, as well as the Company’s succession plan. The Diversity Policy sets targets of 30% for female representation on our Board and in Management-level positions. The Board achieved this target in January, 2023. Under the Diversity Policy, “Management” includes Executive Officers, other appointed officers, heads of department and other managers throughout the Company’s operations who support the corporate executive team in carrying out B2Gold’s strategy and plans, assist in managing governance and risk, oversee people and/or resources and ensure the Company’s standards are implemented, maintained and reported on.

In addition, the Governance Committee also reviews and considers the Diversity Policy annually in respect of Board refreshment activities, as well as the Human Resources team actively reflects on the Diversity Policy when considering any employment vacancies.

As at December 31, 2024, female managers make up 19.9% of the total management group (2023: 20.9%, 2022: 19.5%) of the total management group, which includes different levels of management. At levels below the senior management level, the talent pipeline has steadily increased since the Company commenced its EDI work in 2019. Female management directly below the senior management level has increased from 21.9% to 25.2% at the end of 2024; Professional level has increased from 20.4% to 27.9%; and Supervisory Level female representation increased from 18.5% to 21.9%. To further support EDI attraction, retention, training and development efforts, the Company launched a Global Mentorship Program for all senior employees across our operations. This program is continuing in 2025 with a second cohort of mentees.

This year’s Director Nominees include four women, representing 40% of the Director Nominees. Ms. Thabile Makgala identifies as racially diverse, which represents 10% of the Director Nominees. The Board reviews the Diversity Policy annually to assess its effectiveness and to propose amendments to support further progress. In addition, three of the four Board Committees are chaired by female Directors.

The Company recognizes the value of diversity and strives to eliminate employment barriers that interfere with the establishment of equal opportunities. The Company promotes diversity through: global and local leadership that is active, committed and accountable; strategies and plans to identify and remove barriers; policies that are fair, call for equal access and treatment; and inform principled decision-making and actions, including pay equity; training and development that support growth in the Company, providing career advancement opportunities and building talent pipelines; engagement of employees at all levels that stimulates dialogue, awareness, education and collaboration; change by way of actionable measures that is informed by and assessed through metrics; and grievance mechanisms with remedial action in cases of proven discrimination and harassment.

The Company remains focused on increasing the number of women in B2Gold’s workforce through recruitment, talent development, promotion and retention, and continues development of practices that support EDI, the development of the Company’s global talent pipeline, training initiatives, and continued implementation of employment practices that attract and retain people from diverse backgrounds. Given the diverse nature of the locations in which we operate, each operation tailors action plans to address EDI challenges and opportunities unique to their location.

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Corporate Governance

Board Renewal

The Governance Committee is committed to a process of renewal and succession planning for Board members that will seek to bring fresh perspectives to the Board and facilitate the Company’s continued success, while also maintaining a necessary degree of continuity and an adequate opportunity for transition of Board and Board committee roles and responsibilities.

During 2022 and 2023, the Governance Committee worked with Heidrick & Struggles, a global executive search and leadership consulting firm in finalizing succession priorities and identifying candidates for an orderly renewal of the Board that balances the Company’s objectives, including with respect to diversity, with an optimal mix of skills, experience, independence, knowledge and cohesiveness.

The first phase of the Board’s succession plan started in 2023 with the addition of Kelvin Dushnisky, Lisa Pankratz and Thabile Makgala to the Board, while three of the long- standing Directors did not stand for re-election. In addition, in 2024, George Johnson retired from the Board of Directors and two new Directors were appointed, Gregory Barnes and DCS (Basie) Maree.

The Company is committed to working towards the right tenure mix on the Board, balancing fresh voices and perspectives with the institutional knowledge, experiences, mentorship, and maintaining a level of continuity from those who have helped build B2Gold into one of the premier responsible senior gold producers.

Assessments

As part of its mandate, the Governance Committee annually reviews the size and effectiveness of the Board of Directors, the committees of the Board, and the individual Directors, and reports on such assessments to the Chair and the Board as a whole. The Governance Committee circulates a survey to Directors assessing the effectiveness of the Board and its committees in respect of: Board organization and structure; Board culture; Board information and resources; strategy and plans; policies and procedures; Shareholder and corporate communications; and ways to enhance Board performance. The Board evaluation process is designed to provide Directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Governance Committee reviews the results and makes recommendations to the Board, as necessary.

Ethical Business Conduct

The Board has adopted the Code of Business Conduct and Ethics (the “Code”) for the Directors, officers, employees, consultants and contractors of the Company and its subsidiaries, affiliates, joint ventures and any other entity controlled by the Company. A copy of the Code may be obtained from the Company’s website at https://www. b2gold.com and previously filed on our EDGAR profile at www.sec.gov.

While our Board is responsible for oversight and monitoring compliance with the Code, each individual is responsible for complying with the Code as it applies to all Company personnel. In addition, the Company’s Supplier Code of Conduct outlines our expectations of ethical behaviour from our third-party suppliers.

The Code outlines the standards of ethical behaviour that we expect from our people and those working on behalf of the Company around the world. The Code commits all personnel to conduct business in accordance with all applicable laws, rules and regulations, and to the highest ethical standards. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code, including the Whistleblower Policy.

The Company plans to update its Code in 2025 and launch a training and certification campaign to educate its workforce in the updated requirements. The update of the Code includes the re-branding of its Whistleblower policy into an Ethics Helpline, designed not only to receive reports of potential or actual violations of policies and applicable law, but also to encourage the submission of queries on how to make the best decisions when faced with an unusual situation.

In addition to responding to any complaints or violations reported directly to Board members, the Board makes periodic inquiries of Company management as to issues related to compliance with Code requirements. In early 2025, the Board approved the implementation of a hotline management standard designed to ensure effective, efficient, objective and independent management of the reports submitted through the Whistleblower Hotline (to be re-branded as the Ethics Helpline in 2025). In addition, in the course of regular business and operations updates provided by Management, there are opportunities for the Board to discuss any compliance issues.

The Board, through the Governance Committee, is responsible for overseeing and monitoring compliance with the Code. Each Director, officer, employee, consultant and contractor of the Company and all of its subsidiaries, affiliates, joint ventures and any other entity controlled by the Company is expected to read and become familiar with the Code and may be required, from time to time, to affirm in writing his or her compliance with the Code.

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41

To ensure proper awareness about the requirements of the Code and promote compliance, the Company has developed an annual disclosure and attestation program pursuant to which employees of the Company will sign a document certifying to comply with the Code. Directors of the Company sign this document on an annual basis and also certify compliance for the previous year.

The disclosure and attestation form is available in English, French, and Spanish to ensure that each individual fully comprehends the compliance requirement.

CONFLICT OF INTEREST POLICY

As required under the BCBCA and the Company’s Articles:

•	A Director or Executive Officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a Director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•	A Director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any Directors’ resolution to approve the contract or transaction.

Directors or Executive Officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. Generally, as a matter of practice, Directors or Executive Officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction.

DISCLOSURE, CONFIDENTIALITY AND INSIDER TRADING POLICY

The Company has adopted a Disclosure, Confidentiality and Insider Trading Policy that supports the Company’s commitment to timely disclosure of material information, and also assists Directors, officers, employees and contractors in meeting their obligations under applicable securities laws, rules and regulations and the rules and regulations of the stock exchanges on which the Company’s securities are listed.

Among other matters, the policy sets out the Company’s disclosure principles, details procedures for dissemination of material information, including news releases and public filings, and specifies parameters for contact with the investment community, the media and analysts. In addition, the policy prohibits trading on material, non-public information and describes certain blackout periods and insider reporting obligations under applicable laws.

WHISTLEBLOWER POLICY

The Company has adopted a Whistleblower Policy that governs the process through which its officers, employees and others, either directly or anonymously, can notify either Whistleblower Security Inc., a third party service provider, the Chair of the Audit Committee or the Chair of the Board of Directors, of concerns relating to the Company’s accounting, internal controls or auditing matters, violations of the Company’s Anti-Corruption Policy, or compliance with applicable laws. In 2025, this policy will be revised and included in the new Code. The Whistleblower Hotline will continue to be maintained by an independent and specialized third-party provider, but it will be re-branded as the Ethics Helpline in order to ensure that stakeholders can report potential violations of policies and applicable law, as well as ask for guidance. The Ethics Helpline will continue to be managed by the hotline management standard adopted by the Board in early 2025.

ANTI-CORRUPTION POLICY

The Company has adopted an Anti-Corruption Policy that prescribes standards of professional and ethical conduct for the Company’s representatives, including its Directors, officers, employees, consultants and those indirectly representing the Company or any of its subsidiaries and affiliates. The policy prohibits any of the Company’s representatives from achieving results through violations of laws or regulations, or through unscrupulous dealings

The policy states that the Company does not tolerate bribery or corruption and is committed to acting professionally, honourably, and with integrity in all business dealings and relationships. This policy is being renewed and updated in 2025.

The Audit Committee and Governance Committee are responsible for monitoring compliance with the Code and Anti-Corruption Policy. In 2020, training was implemented globally for relevant employees on the Anti-Corruption Policy and an additional update and training session was completed in 2024 for relevant employees.

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Corporate Governance

Committees of The Board

AUDIT COMMITTEE

The Audit Committee of the Company is currently comprised of Lisa Pankratz (Chair), Kevin Bullock, Robin Weisman, Jerry Korpan and Gregory Barnes.

If all of the Director Nominees are elected, the proposed composition for the Audit Committee will be Lisa Pankratz (Chair), Gregory Barnes, Kevin Bullock, Jerry Korpan and Robin Weisman. All current and proposed members of the Audit Committee are:

(i)

Independent within the meaning of ni 52-110, which provides that a member shall not have a direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(ii)	Independent within the meaning of rule 10a-3 under the exchange act and the applicable rules of the NYSE American.

(iii)	Considered to be financially literate under NI 52-110 and the applicable rules of the NYSE American.

The Board has determined that Ms. Pankratz qualifies as an “audit committee financial expert” within the meaning of the applicable U.S. securities laws. Messrs. Bullock and Korpan have both held senior executive roles throughout their careers and have been reviewing financial reports for decades.

During Ms. Weisman’s career, she held a number of roles within the finance sector, including the Principal Investment Officer with the IFC, which role was focused on project financing (debt and equity) with a specialty in the mining space and has served as an audit committee member for another publicly listed entity. Mr. Barnes retired after 30 years in the global mining Industry and was Head of Mining Equity Research at TD Securities before joining B2Gold’s Board.

It is the Board of Directors’ responsibility to ensure that an effective internal control framework exists within the Company. The Audit Committee has been formed to assist the Board of Directors to meet its oversight responsibilities in relation to the Company’s financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it is the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and Management.

The Audit Committee reviews the effectiveness of the Company’s financial reporting, reviews the external auditor’s evaluation of internal control policies, and reviews the effectiveness of the Company’s procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and the internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls. In addition, the Audit Committee has oversight responsibilities with respect to related party transactions for potential conflicts of interest, if any.

For further information regarding the Company’s Audit Committee, please refer to the section entitled “Audit Committee” in the Company’s Annual Information Form dated March 28, 2025, which is available under the Company’s profile on SEDAR+ at http://www.sedarplus.ca/ and EDGAR at https://www.sec.gov/ or may be obtained upon request from the Secretary of the Company, Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8.

COMPENSATION COMMITTEE

The Compensation Committee is responsible for determining the compensation of Executive Officers within the terms of the framework or broad policy determined and agreed with the Board for that purpose. The Compensation Committee makes recommendations to the Board on individual officer compensation.

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Effective January 1, 2025, the Compensation Committee is comprised of Kelvin Dushnisky (Chair), Liane Kelly, and Gregory Barnes, each of whom is an Independent Director within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSX and NYSE American. If all of the Director Nominees are elected, the proposed composition of the Compensation Committee is not anticipated to change immediately following the Meeting.

The Compensation Committee meets at least once each quarter and at such other times as required. In 2024, the Compensation Committee met eight times. The Compensation Committee is authorized to obtain, at the Company’s expense, outside professional advice in order to properly and fully perform its duties and responsibilities.

All of the proposed Compensation Committee members have significant experience with public companies and ongoing resource sector involvement. The skills and experience of each committee member that enable the Compensation Committee to make decisions on the suitability of the Company’s compensation policies and practices are as follows.

Each of the Director Nominees, Mr. Dushnisky, Ms. Kelly and Mr. Barnes have held senior executive roles throughout their respective careers and have been involved in various aspects of human resources matters including, compensation, succession planning, onboarding, employee engagement and performance management in their careers. The members of the Compensation Committee who served throughout 2024 and up to the Meeting, were all considered to be independent and have sufficient knowledge and experience in various aspects of human resources matters.

The Company’s compensation program is designed to provide Named Executive Officers (listed later) incentives for the achievement of near- term and long-term objectives, without motivating them to take unnecessary risk.

The Board delegates to the Compensation Committee the responsibility to provide risk oversight of the Company’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risk taking by the Named Executive Officers and other members of Management.

On an ongoing basis, the Board, in consultation with the Compensation Committee, considers the adequacy and form of Director compensation taking into account the responsibilities and risks involved in being a Director. In determining the appropriate level of compensation, the Board considers the types and amounts of compensation paid to Directors of comparable public companies.

SUSTAINABILITY COMMITTEE

The Board of Directors has appointed the Sustainability Committee (formerly, the Health, Safety, Environment, Social and Security Committee) (the “Sustainability Committee”) to ensure that the Company implements the standards necessary for:

(i)	Effective occupational health and safety measures for all workers, contractors and visitors.

(ii)	On-going compliance with all relevant host country and corporate environmental policies and requirements.

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Corporate Governance

(iii)	Effective implementation of corporate social responsibility (“CSR”) programs that are transparent and directed towards sustainable initiatives developed by the Company.

(iv)	Oversight of climate strategy.

(v)

Management of the Company’s physical and cyber-security programs. The Board delegates to the Sustainability Committee the responsibility for the Company’s risk management processes related to health, safety, environmental, social, and physical and cybersecurity matters. In fulfilling this function, the Sustainability Committee coordinates its risk oversight work with the Audit Committee, which has the delegated responsibility to assist the Board with general risk oversight.

The Sustainability Committee is currently comprised of Liane Kelly (Chair), Kevin Bullock, Thabile Makgala and DCS (Basie) Maree. If all of the Director Nominees are elected, the proposed composition of the Sustainability Committee is not anticipated to change immediately following the Meeting.

Liane Kelly is a CSR professional with extensive experience in environment, social and governance (“ESG”) oversight. Her expertise focuses on sustainability strategies, social risk management, and methodologies for effective community investment outcomes. Thabile Makgala is a Professional Mining Engineer and has over 20 years of experience at senior levels, in mining exploration, mine development and mine operations. Kevin Bullock is a registered Professional Mining Engineer with over 25 years’ experience in mining exploration, mining development and mine operations. DCS (Basie) Maree has over 40 years’ experience in the global mining industry and specifically Chief Operating Officer, Chief Technical Officer, or Mine General Manager roles. In addition, Mr. Maree holds a National Diploma in Extractive Metallurgy and a Bachelor of Technology, in addition to executive qualifications from INSEAD and Oxford University.

The Board of Directors is required to review the Sustainability Committee’s procedures and key performance indices to ensure Sustainability targets are in line with the corporate policies of the Company. Corporate Sustainability policies are reviewed and approved annually by the Sustainability Committee. Additionally, the Board requires an internal audit of all facilities at all phases of the mining life cycle be conducted every two years, with the results of such audits to be reviewed by the Sustainability Committee.

The Board maintains oversight of climate-related and other sustainability issues through the Sustainability Committee. The Sustainability Committee Charter expressly acknowledges its responsibility for climate-related risks and opportunities. The Sustainability Committee meets quarterly with the Company’s Chief Operating Officer to evaluate performance and risk management and to evaluate and update policies and procedures. In addition, at the corporate management level, the Company has established a Climate Risk Management Committee to identify climate-related risks, opportunities and priorities, and to ensure that opportunities to reduce GHG emissions are identified and achieved.

The Company publishes its annual Climate Strategy Report, which is available to view or download on the Company’s website at https://www.b2gold.com. The Climate Strategy Report sets out the Company’s strategy for contributing to climate change action, based on the following objectives: identifying and understanding the Company’s climate risks (physical and transition); establishing and reporting progress against science informed emissions reductions targets, including maintaining an updated GHG emission inventory (Scope 1, 2 and 3 emissions); evaluating and implementing changes to the Company’s energy and fuel sources to increase the proportion of renewable energy used; and continuously improving disclosure in alignment with the Task Force on Climate-Related Financial Disclosure (the “TCFD”) recommendations. The Climate Strategy Report contains four broad categories of climate-related disclosure in line with the TCFD recommendations: climate risk management strategy, governance, risk management and data and metrics. The Climate Risk Management Committee is responsible for updating and executing the Company’s climate strategy.

GOVERNANCE COMMITTEE

For information regarding the Company’s Governance Committee, please see “Nominations of Directors on page 39” above.

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Corporate Governance

Director Compensation and Share Ownership

Our Independent Director compensation is designed to attract and retain high caliber Board members with a broad range of relevant skills and knowledge and the ability to carry out the Board’s mandate successfully. Directors are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board and Committee meetings and ensuring that they stay informed about the Company business and the global mining industry and the Company approach to Board compensation is to be competitive with the Company peers, reflect best practice and take into account corporate governance trends.

The Compensation Committee, in conjunction with its independent compensation consultant, periodically reviews the adequacy and form of compensation of the Directors to ensure the compensation appropriately reflects the responsibilities and risks involved in being an effective Director. In 2023, Lane Caputo Compensation Inc. (“Lane Caputo”) provided a review of current market practices regarding Director compensation, including a benchmarking exercise against the same peer group used to benchmark executive compensation, to assist the Compensation Committee in recommending a compensation structure for Directors.

The Company pays Director compensation each year consisting of cash fees and a share-based award of either Deferred Share Units (“DSUs”) or Restricted Phantom Units (“RPUs”). The Company does not issue stock options to Independent Directors and does not pay meeting fees.

Effective January 1, 2024 and for the year ended December 31, 2024, the Independent Directors of the Company were eligible for annual retainers as per the following schedule:

Role	Annual Retainer ($)

Cash Retainers

Board Member	150,000

Chair of the Board (additional retainer)	100,000

Chair of the Audit Committee (additional retainer)	40,000

Chair of the Compensation Committees (additional retainer)	40,000

Chair of the Sustainability Committee (additional retainer)	30,000

Chair of the Governance Committee (additional retainer)	30,000

Committee Member (additional retainer)	15,000

Share-Based Retainer

Board Member	160,000

Chair of the Board (additional retainer)	70,000

Other than the foregoing, no additional cash fees are paid to any of the Directors for Board or committee involvement. Directors are reimbursed for transportation and other out-of-pocket expenses reasonably incurred for attendance at Board or committee meetings and in connection with the performance of their duties as Directors.

SHARE-BASED AWARDS

Independent Directors are not eligible to participate in the Stock Option Plan, Restricted Share Unit Plan (the “RSU Plan”) or the Performance Share Unit Plan (the “PSU Plan”) and instead participate in the Deferred Share Unit Plan for Directors (the “DSU Plan”) and the Restricted Phantom Unit Plan for Directors (the “RPU Plan”). Until Directors have met the mandatory minimum shareholding under the Company’s Share Ownership Guideline (see below), all share-based awards must be taken in DSUs.

Independent Directors who have met the mandatory minimum shareholding requirement may elect on an annual basis to receive some or all of their annual share-based awards in RPUs. Directors may also elect on an annual basis to receive all, or a portion, of their annual cash retainers in DSUs.

DSUs and RPUs are notional units with the same value at any given time as the Company’s Common Shares, but are non-dilutive and do not entitle the participant to any voting or other shareholder rights. When the Company declares a dividend on the Common Shares, ‘dividend equivalent’ units are credited to a participant’s DSU or RPU account in the form of additional DSUs or RPUs. RPUs vest and pay out within three years of the year of award, while DSUs do not pay out until a Director ceases to hold office. See Schedule “A” for additional details on the terms and conditions of the DSU and RPU plans.

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SHARE OWNERSHIP GUIDELINES

As described in this Information Circular under “Executive Compensation – Corporate Governance – Share Ownership Guidelines”, on May 8, 2019, the Board approved and implemented the Share Ownership Guidelines to ensure the interests of Directors and senior executives of the Company are aligned with the long-term interests of the Company’s Shareholders. For the Company’s Independent Directors, each Director is required to own Common Shares having an aggregate value equal to three times of the then current total annual retainer payable to the Directors of the Company (the “Director Ownership Requirement”). On May 7, 2024, the Board amended the Share Ownership Guidelines, whereby the CEO shall not sell, transfer or otherwise dispose of any common shares as a result of any and all incentive compensation (including Stock Options, RSUs and PSUs) for a period of one year from the date such common shares are issued, or until the CEO’s retirement from the Company, whichever event occurs first. Compliance with the Director Ownership Requirement is expected to be satisfied by each individual no later than five years after their appointment or election to the Board, as applicable. In the event of an increase in an individual’s annual retainer following such five-year period, he or she will have one year from the date of such increase to satisfy the increased Director Ownership Requirement. Since Independent Directors of the Company are eligible to participate in the DSU Plan and RPU Plan, DSUs and RPUs granted to such Directors are also used in determining their Director Ownership Requirement. Once an individual’s level of Common Share or Common Share- equivalent ownership satisfies the applicable Director Ownership Requirement, ownership at such level is expected to be maintained or exceeded continuously for as long as such individual is subject to the Share Ownership Guidelines.

As seen in the table below, the majority the Company’s current Independent Directors currently meet, or are on track to meet, and several vastly exceed, the applicable Director Ownership Requirement. Thabile Makgala has until June 2028, Greg Barnes and DCS (Basie) Maree have until November 2029, respectively, to meet the Director Ownership Requirement.

		Current Shareholdings as at December 31, 2024

Director	Shareholding Requirement	Number of Common Shares (#)	Number of DSUs (#)(1)	Number of RPUs (#)	Total Value ($)(2)	Multiple of Retainer	Achieved Share- Ownership Guideline

Kelvin Dushnisky	3x Annual Retainer	100,000	277,792	Nil	1,401,608	5.0x	✓

Gregory Barnes(3)	3x Annual Retainer	Nil	Nil	Nil	Nil	Nil	By 2029

Kevin Bullock	3x Annual Retainer	72,033	305,637	Nil	1,401,156	6.7x	✓

Liane Kelly	3x Annual Retainer	Nil	304,489	Nil	1,129,654	5.8x	✓

Jerry Korpan	3x Annual Retainer	2,800,000	321,695	Nil	11,581,488	56.5x	✓

Thabile Makgala	3x Annual Retainer	Nil	68,737	Nil	255,014	1.5x	By 2028

DCS (Basie) Maree(3)	3x Annual Retainer	Nil	Nil	Nil	Nil	Nil	✓(4)

Lisa Pankratz	3x Annual Retainer	Nil	108,908	Nil	404,049	2.0x	By 2028

Robin Weisman	3x Annual Retainer	3,259	321,695	Nil	1,205,579	6.2x	✓

Notes:

(1)	The values in this column include dividend equivalent units in order to coincide with System for Electronic Disclosure by Insiders (“SEDI”).

(2)

The values in this column were calculated by adding the number of Common Shares and the number of DSUs and RPUs and multiplying by the VWAP of the Common Shares for the 20 trading days prior to December 31, 2024, which was $3.71.

(3)

Messrs. Barnes and Maree were each appointed to the Board effective November 1, 2024 and have until 2029 to achieve Director Ownership Requirement. Messrs. Barnes and Maree were both awarded DSUs in respect of Q4 2024 and purchased Common Shares in the market during the 2025 calendar year.

(4)	Mr. Maree has achieved his Director Ownership Requirement in accordance with the guideline as at the Record Date.

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Corporate Governance

DIRECTOR COMPENSATION TABLE

The table below sets out all amounts of compensation paid as at December 31, 2024 to the current Independent Directors of the Company.

In 2024, compensation was also paid to George Johnson for his Board service until the date of the 2024 AGM (he did not stand for re-election at the 2024 AGM). A pro rata amount of the annual cash retainer was paid to George Johnson in the amount of $90,000 and in addition, he was awarded DSUs for his service in 2024 in the amount of $160,000. In addition, as part of “All Other Compensation”, dividend equivalent units were credited to DSUs (and RPUs, as elected each calendar year) and accumulated by Mr. Johnson over his years of service. For the calendar year 2024, Mr. Johnson’s dividend equivalent units total the amount of $103,720.

Name	Fees Earned ($)(1)	Share- Based Awards ($)(2)(3)	Option- Based awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)

Kelvin Dushnisky(5)	280,000	230,000	Nil	Nil	53,115	563,115

Gregory Barnes(6)	27,575	26,740	Nil	Nil	Nil	54,315

Kevin Bullock	187,500	160,000	Nil	Nil	64,991	412,491

Liane Kelly(5)	195,000	160,000	Nil	Nil	61,125	416,125

Jerry Korpan	205,000	160,000	Nil	Nil	68,112	433,112

Thabile Makgala	165,000	160,000	Nil	Nil	14,553	339,553

DCS (Basie) Maree(6)	27,575	26,740	Nil	Nil	Nil	54,315

Lisa Pankratz	205,000	160,000	Nil	Nil	23,084	388,084

Robin Weisman	195,000	160,000	Nil	Nil	68,112	423,112

Notes:

(1)

Represents aggregate cash fees earned as Directors of the Company for the year ended December 31, 2024. Directors may elect to receive a percentage of their compensation in DSUs instead of cash. The amounts referenced in the “Fees Earned” column are the fees the Directors elected to receive in cash and any amounts Directors elected to receive in DSUs instead of cash, as applicable.

(2)

All share-based awards listed in the table above consist of DSUs or RPUs that have been granted to each non-employee Director under the DSU Plan and RPU Plan for services performed in their capacity as Directors for the year ended December 31, 2024, in addition to cash fees earned, see “Deferred Share Unit Plan” and “Restricted Phantom Unit Plan for Directors” in this Information Circular.

(3)	Fair value of the DSUs and RPUs was calculated based on number of DSUs and RPUs multiplied by the five-day volume weighted average price (“VWAP”) for the period ending on the date of such grant.

(4)	The amounts listed in this table include dividend equivalent DSUs and RPUs for each non-employee Director to be credited pursuant to the terms of the DSU Plan and the RPU Plan, respectively, for 2024.

(5)	Mr. Dushnisky and Ms. Kelly had elected to receive 100% of their compensation in DSUs.

(6)	The 2024 compensation for Messrs. Barnes and Maree, was pro-rated from November 1, 2024, their appointment date.

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OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The table below sets out, for each current Independent Director of the Company, the share-based awards (comprised of DSUs granted under the DSU Plan and RPUs granted under the RPU Plan) outstanding as at December 31, 2024. As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a Director and his compensation information is presented in the section relating to executive compensation below.

George Johnson did not stand for re-election at the 2024 AGM, as at December 31, 2024 he did not have any RPUs and held vested DSUs ($1,555,018 market value).

	Outstanding Share-Based Awards and Option-Based Awards

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised in-the Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Shares or Units of Shares That Have Not Vested ($)	Market or Payout Value of Vested Shares or Units of Shares That Have Not Paid Out or Distributed ($)(1)
Kelvin Dushnisky	Nil	Nil	N/A	N/A	112,056	415,606	548,040

Gregory Barnes	Nil	Nil	N/A	N/A	Nil	Nil	Nil

Kevin Bullock	Nil	Nil	N/A	N/A	Nil	Nil	960,900

Liane Kelly	Nil	Nil	N/A	N/A	Nil	Nil	997,462

Jerry Korpan	Nil	Nil	N/A	N/A	Nil	Nil	1,012,507

Thabile Makgala	Nil	Nil	N/A	N/A	Nil	Nil	238,643

DCS (Basie) Maree	Nil	Nil	N/A	N/A	Nil	Nil	Nil

Lisa Pankratz	Nil	Nil	N/A	N/A	Nil	Nil	375,038

Robin Weisman	Nil	Nil	N/A	N/A	Nil	Nil	1,012,507

Note:

(1)

Includes the value of DSUs and RPUs granted to each non-employee Director under the DSU and RPU Plans that are outstanding as at December 31, 2024, calculated based on the VWAP of the Common Shares for the 20 trading days prior to December 31, 2024, which was $3.71. These values do not include dividend equivalent DSUs to which each non-employee Director is entitled to be credited pursuant to the terms of the DSU Plan and RPU Plan for 2024. Additionally, these values do not include 375,622 DSUs in the aggregate granted to Directors on February 28, 2025 as compensation for services performed in their capacity as Directors in 2024.

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Corporate Governance

SHARE-BASED AWARDS–VALUE VESTED OR EARNED DURING THE YEAR

The table below sets forth, for each current Independent Director of the Company, the value of all share-based awards vested during the year ended December 31, 2024. As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a Director and for his compensation information please see “Executive Compensation” below.

For Mr. George Johnson, who did not stand for re-election at the 2024 AGM, his share-based awards of 75,226 DSUs vested with a market value of $263,720.

	Incentive Plan Awards – Value Vested or Earned During the Year

	Option-Based Awards		Share-Based Awards(3)		Non-equity Incentive Plan Compensation - Value Earned During The Year ($)
Name	Number of Securities Underlying Options Vested(1) (#)	Value Vested During the Year(1) ($)	Number of Shares or Units of Shares Vested (#)	Value Vested During the Year(2) ($)

Kelvin Dushnisky	Nil	Nil	82,157	283,115	Nil

Gregory Barnes	Nil	Nil	Nil	Nil	Nil

Kevin Bullock	Nil	Nil	69,408	249,011	Nil

Liane Kelly	Nil	Nil	72,970	269,165	Nil

Jerry Korpan	Nil	Nil	65,610	222,539	Nil

Thabile Makgala	Nil	Nil	51,132	174,553	Nil

DCS (Basie) Maree	Nil	Nil	Nil	Nil	Nil

Lisa Pankratz	Nil	Nil	53,438	183,084	Nil

Robin Weisman	Nil	Nil	65,610	222,539	Nil

Notes:

(1)	Independent Directors do not receive option-based awards.

(2)

These figures represent the total value vested in the DSUs and RPUs and associated dividend equivalent units earned and held by the Directors in respect of share-based compensation, during the year ended December 31, 2024. Fair value of the DSUs, RPUs and dividend equivalent units were calculated by multiplying the number of granted DSUs and RPUs by the market value of the underlying shares on the vesting date. This excludes any DSUs that were paid to Directors in lieu of cash fees. It does not include the 375,662 DSUs in the aggregate granted to Directors on February 28, 2025 as compensation for services performed, in addition to cash fees, in their capacity as Directors in 2024.

(3)

As noted under “Deferred Share Unit Plan” and “Restricted Phantom Unit Plan for Directors”, Independent Directors of the Company participate in the DSU Plan and RPU Plan. For information relating to the DSUs and RPUs that have been granted to each Director under the DSU Plan and RPU Plan for services performed for the year ended December 31, 2024, please see “Director Compensation and Share Ownership” above in this Information Circular. In accordance with the terms of the DSU Plan, DSUs held by Directors pursuant to the DSU Plan are not redeemable or payable until such Director ceases to provide services to the Company. RPUs held by Directors pursuant to the RPU Plan will vest upon the earlier of the Designated Vesting Date (not to exceed the third anniversary of the grant date), the Change of Control Date, the death of the Designated Participant or as otherwise determined by the Board, and are redeemable two business days thereafter.

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EXECUTIVE

COMPENSATION

Named Executive Officers

Set out below are particulars of compensation paid to the Company’s Named Executive Officers (each, a “Named Executive Officer” or “NEO”). As at December 31, 2024, the Company’s five Named Executive Officers are:

•	Clive Johnson, President and CEO.

•	Michael Cinnamond, Senior Vice President, Finance and Chief Financial Officer of the Company (“CFO”).

•	William Lytle, Senior Vice President, Operations and Chief Operating Officer (“COO”).

•	Randall Chatwin, Senior Vice President, Legal and Corporate Communications.

•	Victor King, Senior Vice President, Exploration.

The Company reports its financial results in United States dollars. However, all compensation awarded to, earned by, paid to, or payable to a Named Executive Officer is done so and described below in Canadian dollars, unless otherwise stated.

Compensation Governance

OVERSIGHT OF COMPENSATION PROGRAM–THE COMPENSATION COMMITTEE

The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board of Directors with respect to the compensation of the Company’s Executive Officers. The Compensation Committee ensures that total compensation paid to Named Executive Officers is fair, reasonable and competitive with the industry and is consistent with the Company’s compensation philosophy.

The Compensation Committee is responsible for the review and assessment of compensation arrangements for the Company’s Executive Officers and is authorized to approve terms of employment, salaries, bonuses, long-term incentive grants and other incentive arrangements for the Company’s Executive Officers, and, where appropriate, any severance arrangements, and generally oversees all human capital matters.

Starting in late 2024, the Company updated its Board Committee Charters, and Executive succession planning is now within the scope of the Governance Committee going forward. The Compensation and Governance Committees’ reports to the Board of Directors on the respective committee’s functions and on the results of its reviews and any recommendations.

COMPOSITION OF THE COMPENSATION COMMITTEE

The members of the Compensation Committee are presently Kelvin Dushnisky (Chair), Liane Kelly, and Greg Barnes. If all of the Directors Nominee are elected, the proposed composition of the Compensation Committee shall be Kelvin Dushnisky (Chair), Liane Kelly and Greg Barnes, each of whom is an Independent Director within the meaning of all applicable Canadian and U.S. securities laws and regulations, including the rules of the TSX and NYSE American.

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Executive Compensation

Message from Compensation Committee Chair

Dear Fellow Shareholders,

On behalf of the Compensation Committee and the Board, I am pleased to share with you our report on executive compensation. The Compensation Committee believes that the Company’s approach to executive compensation program is well-balanced and importantly, directly linked to the experience of our shareholders. As a part of the Board refreshment process the Company has been working on over the past three years, the Compensation Committee was entirely reconstituted following the 2023 Annual General Meeting and the new committee members undertook a review of the compensation program, enacting several improvements for 2024/25 including:

•

Undertaking the Company’s first fulsome third party compensation risk assessment to identify potential risks (intended or unintended) within the Company’s executive compensation program, inclusive of retroactive analyses to compare compensation realized versus shareholder value created and forward stress-testing of incentive payout ranges and achievement levels.

•

Adding additional rigor to the annual performance assessment process by implementing a numerical score for the NEO annual scorecard, versus the Company’s prior, more discretionary approach, of assessing scorecard categories as target/below target/ above target.

•	Introducing sub-weightings to each metric within a scorecard category for additional accuracy and rigor.

•	Ensuring that, wherever possible, scorecard target levels relate to the Company’s forward guidance, versus internal metrics or targets that may be less transparent from a shareholder perspective.

The Compensation Committee believes that the adjustments made for 2024/2025 represent continuous improvement on an already robust compensation framework and will be looking for additional areas for incremental improvement moving forward.

B2GOLD’S PERFORMANCE IN 2024 AND ASSOCIATED COMPENSATION HIGHLIGHTS

2024 was a challenging year for the Company - the uncertainty surrounding the State of Mali’s 2023 Mining Code and its application to the Fekola complex weighed on the Company’s share price during 2024, as did the downward revised production guidance for Fekola, owing to the damage to excavation equipment and the delay in receiving the parts to make the necessary repairs.

Despite a number of challenges, the Company made significant progress during the year in a number of key areas:

•	The Goose Project construction and development continues to progress on track for first gold pour in the second quarter of 2025.

•	An agreement with the State of Mali was negotiated in connection with the ongoing operation and governance of the
Fekola Complex, including the development of both Fekola Regional and the underground project at the Fekola Mine.

•	We paid one of the highest dividend yields in the mining sector for 2024, with approximately $211 million distributed to shareholders.

•

Our industry-leading safety performance continued with a 0.05 Lost Time Injury Frequency Rate and our Masbate mine in the Philippines recorded more than six straight years (roughly 40 million hours worked) without a lost time incident.

•	The completion of the Fekola solar plant expansion brings the total amount of electricity consumed from renewable sources to over 23%.

The Compensation Committee feels the Company’s executive compensation program and the decisions made by the Compensation Committee fairly balanced the mixed outcomes for the year:

•

Roughly 80% of our NEO’s compensation is variable, or ‘at-risk’, with the majority of that at-risk pay tied to long-term incentives (of which the CEO has 60% at risk PSUs and the other NEOs have 50% at risk PSUs - please see “Target Executive Pay Mix” later in this Compensation Discussion & Analysis for additional details). As a result of this strong linkage to shareholder value, the PSU awards made in 2022 which track the Company’s relative Total shareholder Return against the S&P/TSX Global Gold Index over the past three years, vested at zero in 2024. When combined with below-target vesting for prior years’ PSUs and the general decrease in the value of all equity incentives held by the executive team, our NEOs have realized only 68% of the value of long-term incentives awarded to them over the past five years, generally in line with return to shareholders over this same period.

•

The annual scorecard for the NEOs contains carefully-selected operational, financial and development milestones that build incrementally on the Company’s long-term strategy. While largely formulaic in nature, the Compensation Committee does have the ability

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OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE EXECUTIVE COMPENSATION

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to exercise both positive and negative discretion over the annual incentive outcomes when circumstances warrant, as the Committee did for 2023 when it reduced the annual incentive score for 2023 performance from a 128% of target achievement score to a 100% payout to reflect the decline in value that shareholders realized during 2023, especially in comparison to other gold-focused peers.

For 2024, the Committee scored the Annual Gold Production objective and the 2024 Relative Total Shareholder Return objective at zero, the Company having missed the threshold performance level for both. Additionally, the Total Recordable Injury Frequency Rate (“TRIFR”) performance of 0.28 was scored as zero (below threshold performance). Despite our TRIFR performance being industry-leading, it was below the aggressive threshold performance that the Company had set for itself for 2024. The Committee did, however, exercise positive discretion regarding the progression of permitting for Fekola Regional, because with Board approval, Management successfully negotiated a Memorandum of Understanding (“MOU”) with Mali, consolidating all the regional permits, versus the original target of obtaining just one regional exploitation permit, and resubmitted its application just following the close of the year. This MOU is a significant achievement that safeguards the Company’s interests and assets in Mali and was, therefore, assessed at target level of achievement, despite the actual application process being deferred into 2025. The resulting final aggregate score for the NEO annual scorecard was assessed at 66% of target, which the Compensation Committee determined was an appropriate score for a challenging year.

I invite you to read “Executive Compensation – Compensation Discussion & Analysis” in this Information Circular and I hope that you will attend the Meeting to ask questions of me or the other members of the Compensation Committee with respect to B2Gold’s compensation programs.

Sincerely,

Kelvin Dushninsky

Chair of the Compensation Committee

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Executive Compensation

2024 - NEO Achievements

Clive Johnson has served as a Founding Director and the President of B2Gold since December 2006 and Chief Executive Officer since March 2007. Mr. Johnson oversees our long-term strategy and development and leads Executive team. Previously, Mr. Johnson was founder of Bema Gold and its predecessor companies. Mr. Johnson was appointed the President and Chief Executive Officer of Bema after it was created by the amalgamation of three Bema group companies in 1988. He was a driving force in Bema’s transition from a junior exploration company to an international intermediate gold producer. In 2013, Mr. Johnson received the Pacific Entrepreneur of the Year Award for Mining and Metals, and in 2004 he received the Viola MacMillan Developer’s Award from the Prospectors and Developers Association of Canada.

2024 Achievements

In 2024, Mr. Johnson:

CLIVE JOHNSON Director, President and Chief Executive Officer Time with B2Gold 18 Years Share Ownership Requirement: Achieved – 3 times base salary

•   Continued to refine, clarify and execute the Company’s strategic plan with buy-in from the Board of Directors and the Executives, continually monitoring for growth opportunities to build a leading responsible sustainable senior gold producer.

•   Oversaw the prioritized focus on the construction and development at the Goose Project.

•   Provided leadership on negotiations with the State of Mali, which culminated in the 2024 Memorandum of Understanding.

•   Continued to focus on good governance by working with the Board to identify and appoint two new Directors to strengthen the Board skill set.

•   Empowered Management to lead the organization with clear objectives and focus on operational excellence, project execution, health and safety, and sustainability.

•   Led Company’s M&A strategy and execution, including the strategic investment program and the disposition of the Company’s royalty portfolio.

•   Further strengthened B2Gold’s reputation and presence around the world by leading meaningful and consistent engagement with our stakeholders across the globe, including investors, analysts, and proxy advisors, current and new host governments, communities we operate in, media and the general public.

Michael Cinnamond has served as our Senior Vice President of Finance and Chief Financial Officer since April 1, 2014. Mr. Cinnamond oversees the financial reporting, cash management and tax planning of B2Gold, as well as financial compliance and reporting to the regulatory authorities. Prior to joining B2Gold, Mr. Cinnamond was an audit partner at PricewaterhouseCoopers LLP where he was the BC Resources Leader for the Mining, Forestry and Energy and Utilities practices. Mr. Cinnamond has more than 25 years of experience in the mining industry sector. Mr. Cinnamond was the President of the Canadian Institute of Mining for 2023-2024. In addition, he previously served as a Director at the Canuck Place Children’s hospice.

2024 Achievements

In 2024, Mr. Cinnamond:

•   Effectively managed the balance sheet, improving the Company’s financial position and liquidity, while

MICHAEL CINNAMOND Senior Vice President, Finance & Chief Financial Officer Time with B2Gold 12 Years Share Ownership Requirement: Achieved – 2 times base salary investing significantly in the Goose Project.

•   Oversaw the closing of $500 million in Prepaid Gold sales contracts with members of the Company’s banking syndicate.

•   Led the refinancing and expansion of the Company’s $800 million revolving credit facility with a $200 million accordion feature.

•   Played a significant role in the negotiations with the State of Mali which culminated in the 2024 Memorandum of Understanding.

•   Oversaw the planning of the Company’s inaugural Enterprise Reporting Program system (“SAP”).

•   Oversaw tax matters globally, including tax restructuring at the Goose Project.

•   Continued to develop and strengthen relationships with lenders and other key external stakeholders.

• Supervised the insurance program, including renewal of all programs with a positive outcome for the Company.

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William Lytle has served as our Senior Vice President & Chief Operating Officer since December 10, 2021. Mr. Lytle manages all mining and engineering operational activities from acquisitions through closure, and coordinates engineering teams for due diligence, acquisitions, engineering, construction, operations and closure. Mr. Lytle has been a valued member of the senior executive team, ensuring B2Gold delivers on its business strategy with regards to operations as well as the Company’s Sustainability, HSE, Supply Chain and IT functions that will continue to resort under his care together with Mine Engineering, Metallurgy, Maintenance and Projects.

Mr. Lytle originally joined the Bema team in 1998, working on the Kupol and Julietta projects in Russia, and later became the Vice President of Environmental, Health, Safety and Permitting for B2Gold. Mr. Lytle advanced to the role of Country Manager for B2Gold Namibia, overseeing the Otjikoto mine construction and the transition into operations, and was promoted to Vice President, Africa in 2014 during which time he oversaw the mine construction at the Fekola Project. In February 2016, Mr. Lytle was promoted to Senior Vice President, Operations; his most recent role prior to the appointment as COO. In these various roles, Mr. Lytle has been instrumental in B2Gold’s dramatic growth and resulting success over the years.

Mr. Lytle has a BSc in Chemical Engineering, MSc in Civil Engineering, and is a registered professional engineer (Colorado, USA).

2024 Achievements

In 2024, Mr. Lytle:

•   Provided leadership for project execution and construction of the Goose Project as Acting General Manager, including achieving key milestones on construction and development schedule.

•   Oversaw the building and strengthening of stakeholder/partner relationships with Inuit community and the KIA.

•   Oversaw the operational excellence at all operating sites and projects, and achievement of 2024 guidance on cash costs and AISC.

•   Oversaw the continued development of the sustainability function, including strengthening ESG reporting.

•   Continued stewardship of Company’s assets around the globe.

•   Oversaw the health and safety function, which maintained low injury frequency rates, in the first quarter when compared to the peer group, including achievement of a major safety milestone at Masbate Mine, Philippines - six years without a LTI.

•   Managed global fleet of primary mine assets valued at more than US$700 million.

•   Oversight of improvements to cybersecurity protocols and systems.

WILLIAM LYTLE Senior Vice President & Chief Operating Officer Time with B2Gold 13 Years Share Ownership Requirement: Achieved – 2 times base salary

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Executive Compensation

Randall Chatwin has more than 15 years’ experience in the mining industry and joined B2Gold from Goldcorp Inc. where he most recently served as Vice President, Assistant General Counsel from May 2015 to May 2019. Mr. Chatwin was instrumental in the execution of Goldcorp’s US$12.5 billion merger with Newmont Mining Corporation in April 2019.

Prior to joining Goldcorp, Mr. Chatwin was a partner at the law firm of Lawson Lundell LLP, where he spent 11 years practicing corporate commercial and corporate finance law, with a specific focus on the mining industry. During this time, he played a key role as external counsel to B2Gold in connection with its growing operations, including the acquisition and financing of B2Gold’s operating assets.

Mr. Chatwin holds a Bachelor of Arts degree from the University of Victoria, British Columbia, and Juris Doctor (Law) degree from the University of Saskatchewan. Mr. Chatwin is a member of the Canadian Bar Association and Law Society of British Columbia and has received his Certified In-House Counsel (“CIC.C”) designation from the Canadian Corporate Counsel Association (“CCCA”).

RANDALL CHATWIN Senior Vice President, Legal & Corporate Communications Time with B2Gold 5 Years Share Ownership Requirement: Achieved – 2 times base salary

2024 Achievements

In 2024, Mr. Chatwin:

•   Played a significant role in successfully negotiating and settling a Memorandum of Understanding with the Government of Mali in order to secure the Company’s interests and assets in Mali.

•   Provided legal leadership in connection with the renewal of $800 million revolving credit facility with a $200 million accordion feature.

•   Provided strategic advice and legal leadership on M&A matters, including the strategic investments in Snowline Gold, Founders Metals and Prospector Metals, and the disposition of the Company’s royalty package for strategic investment in a new returns focused royalty company.

•   Oversaw the creation of a standalone Compliance and Ethics function and hiring and integration of a new risk and compliance manager.

•   Oversaw external communications campaigns and shareholder engagement.

•   Oversaw the corporate governance programs, including the Board and corporate policy refresh and updates.

•   Continued to develop and strengthen relationships with key internal and external stakeholders, including institutional shareholders and governments in the jurisdictions in which B2Gold operates.

•   Was a key contributor to corporate strategy, specifically as it relates to corporate development and investor relations.

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Victor King has more than 30 years of senior management experience in exploration, development and production in the gold mining industry. Mr. King joined B2Gold at the end of 2013 following the acquisition of TSE-listed Volta Resources, where he was Chief Operating Officer from 2006 to 2013. His initial role at B2Gold was Exploration Manager for West Africa, where he continued with the work on Volta’s +5 Moz Kiaka Gold Project, initiated the exploration effort that led to the Toega discovery and was involved in the acquisition and ongoing exploration management at Fekola until 2017. Most recently, he was Vice President, Exploration, and prior to that, Regional Vice President for West Africa, responsible for regional corporate management, government relations, community relations and general administration for Mali, Burkina Faso, Ghana and Senegal.

Mr. King has extensive African experience, starting his senior management career in 1992 as the Exploration Manager for Gold Fields in Ghana, where he led the exploration team which resulted in the discovery and development of one of the largest gold mines in Ghana, the world class Tarkwa Mine.

VICTOR KING Senior Vice President, Exploration Time with B2Gold 11 Years Share Ownership Requirement: Achieved – 2 times base salary

As Regional Exploration Manager for Africa with Gold Fields from 2001 to 2006, Mr. King was responsible for generating, managing and advancing exploration projects in Ghana, Burkina Faso, Mali, Guinea, Tanzania, Eritrea and the Democratic Republic of Congo.

Mr. King has a BSc. (Hons) in Geology from the University of Cape Town, South Africa.

2024 Achievements

In 2024, Mr. King:

•   Oversaw the Company’s continued focus on brownfield and greenfield exploration investment across B2Gold’s prospective land packages.

•   Technical oversight of Company’s strategic investments in Snowline Gold, Founders Metals and Prospector Metals.

•   Managed the extensive exploration program at the Back River Gold District deposits demonstrating potential to extend the Mine Life at the Goose Project.

•   Oversaw the successful completion of an initial Inferred Mineral Resource Estimate for the Springbok Zone on the Antelope deposit at Otjikoto and played a significant role in the completion of positive PEA results on the Antelope deposit.

•   Played a significant role in the completion of positive PEA results on the Gramalote Project, outlining a significant production profile with average annual gold production of 234,000 ounces per year for the first five years of production.

As part of its annual review and discussion of executive compensation, the Compensation Committee noted the following factors that discourage the Company’s executives from taking unnecessary or excessive risk:

What we do:	Page	What we do not do:	Page

We provide Shareholders with an annual “Say on Pay” vote.	25	We do not permit our Executive Officers to engage in hedging of their equity-based compensation or personal share ownership.	58

We weigh our executive compensation program significantly towards performance-contingent pay with ~ 80% of NEOs compensation being at-risk in 2024.	64	We do not reprice equity-based compensation awards.	58

We cap short-term incentive payments to our NEOs (at 2x target).	58	We do not guarantee incentive compensation.	64

We tie a portion of executive incentive compensation to identified ESG risks.	62

We enforce minimum share ownership guidelines for both NEOs and Non-Executive Directors.	58

We maintain a robust Clawback Policy.	58

We work with an independent compensation consultant and review compensation regularly.	59

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Executive Compensation

The Compensation Committee, in 2023, engaged its independent compensation advisor, Lane Caputo, to conduct a fulsome review of the Company’s compensation policies and practices with an eye to ensuring that these policies and practices both reflected good compensation governance and were structured to adequately mitigate any potential risks within the executive compensation program. In addition to the review of policies and practices, the Compensation Committee also asked Lane Caputo to back-test compensation program outcomes relative to historical operational, financial and shareholder return performance to confirm alignment of outcomes, and to forward test the current variable pay structure to identify the potential for unanticipated outcomes under various performance scenarios.

In 2024, the Compensation Committee engaged Lane Caputo to continue their review, analysis, and if warranted, propose compensation program enhancements consistent to programs and practices implemented by the Company’s peer group. In doing so, Lane Caputo analyzed, the Company’s peer group, utilization of each of the share based compensation plans, and continued incremental advancement of the corporate scorecard (weighting and scoring). Recommendations received from Lane Caputo were implemented, or in some cases, the Compensation Committee will continue to prioritize and advance some recommendations and associated committee activities throughout 2025.

HEDGING PROHIBITION

The Company is of the view that its securities should be purchased by its, or any of its direct or indirect subsidiaries’, Directors and officers, including NEOs, for investment purposes only. Pursuant to the Company’s anti-hedging policy, transactions that could be perceived as speculative or influenced by positive or negative perceptions of the Company’s prospects, including the use of puts, calls, collars, spread bets, contracts for difference and hedging transactions are not considered to be in the Company’s best interests and must be avoided. Directors and officers of the Company, including NEOs, are prohibited from engaging in hedging activities of any kind respecting the Company’s securities or related financial instruments including, without limitation, selling a call or buying a put on the Company’s securities or purchasing the Company’s securities with the intention of reselling them within six months or selling the Company’s securities with the intention of buying them within six months (other than the sale of Company securities shortly after they were acquired through the exercise of securities granted under a share-based compensation arrangement).

CLAWBACK POLICY

The Board has adopted a robust clawback policy (the “Clawback Policy”) specifying the consequences with respect to incentive awards in the event of a restatement of the Company’s financial statements. The Clawback Policy was revised in 2023 to comply with the revised rules of the United States Securities Exchange Commission and NYSE American rules, as applicable, which require a US listed company that restates its financial results for any reason other than a restatement caused by a change in applicable accounting rules or interpretations, to: (i) require that the Executive Officer return or repay to the Company, or reimburse the Company for, all or part of the after-tax portion of any excess compensation; and/or (ii) cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for such Executive Officer to be cancelled.

For purposes of the Clawback Policy, “excess compensation” means the difference between the amount or value of any performance-based compensation actually paid or awarded to an Executive Officer and the amount or value that would have been paid or awarded as calculated or determined based on the restated financial statements. “Performance-based compensation” includes all bonuses and other incentive compensation that is paid or awarded to any Executive Officer based in whole or in part on the application of performance criteria or financial metrics measured during the applicable period preceding the applicable restatement as determined by the Board or the Compensation Committee and includes incentive compensation awarded or paid in any form, including cash or equity- based, whether vested or unvested.

SHARE OWNERSHIP GUIDELINES

The Company’s share ownership guidelines (the “Share Ownership Guidelines”) ensure the interests of Directors and senior executives of the Company are aligned with the long-term interests of the Company’s Shareholders. The Share Ownership Guidelines provide that each Named Executive Officer is required to hold an equity interest in the form of Common Shares and/or RSUs in the following amounts (collectively, the “Executive Ownership Requirements”):

Executive	Share Ownership Requirement
CEO	3x annual salary
CFO	2x annual salary
Other NEOs	2x annual salary

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Each individual is expected to meet the applicable Executive Ownership Requirement no later than five years after they commence their employment as a CEO, CFO, Senior Vice President or other NEO. In the event of an increase in an individual’s annual salary following such five-year period, he or she will have one year from the date of such increase to satisfy the increased Executive Ownership Requirement. Once an individual’s level of Common Share Ownership satisfies the applicable Executive Ownership Requirement, ownership at such level is expected to be maintained or exceeded continuously for as long as such individual is subject to the Share Ownership Guidelines.

On May 7, 2024, the Board approved an amendment to the Share Ownership Guidelines, whereby the CEO shall not sell, transfer or otherwise dispose of any common shares issued as a result of any and all incentive compensation (including, Stock Options, RSUs and PSUs) for a period of one year from the date such common shares are issued, or until the CEO’s retirement from the Company, whichever occurs first.

As outlined in the table below, as at December 31, 2024, all the NEOs meet or exceed the applicable Executive Ownership Requirement.

			Current Ownership as of December 31, 2024

Executive	Shareholding Requirement	Achieved	# of Common Shares	# of RSUs(1)	Total Value ($)(2)	Multiple of Salary

Clive Johnson	3x salary	✓	2,963,450	956,014	14,541,211	11.2x

Michael Cinnamond	2x salary	✓	404,670	446,903	3,159,336	4.9x

William Lytle	2x salary	✓	48,584	446,903	1,838,257	2.8x

Randall Chatwin	2x salary	✓	5,471	390,378	1,468,600	2.3x

Victor King	2x salary	✓	96,602	359,159	1,690,873	2.8x

Notes:

(1)	The values in this column include dividend equivalent units in order to coincide with System for Electronic Disclosure by Insiders (“SEDI”).
(2)

The values in this column were calculated by adding the number of Common Shares and the number of RSUs and multiplying by $3.71, the VWAP of the Common Shares for the 20 trading days prior to December 31, 2024.

COMPENSATION CONSULTANT

In July 2023, the Compensation Committee renewed the engagement of Lane Caputo, an independent executive compensation and governance advisor, to provide an independent review of the Executive Officers’ and Directors’ overall compensation packages, review the performance metrics associated with the Company’s short-and long-term incentive plans, conduct a fulsome risk assessment of the Company’s compensation program and policies and to assist the Compensation Committee with the redesign of the Management Information Circular. Lane Caputo advises only the Compensation Committee and has not performed any work for management of the Company.

The Compensation Committee pre-approves all consultant mandates related to executive and Director compensation, as well as the associated fees for such mandates. The following table sets out the fees paid by the Company to compensation consultants for services done for Compensation Committee related to determining and structuring compensation for Directors and Executive Officers during the two most recently completed financial years:

Consultant	Financial Year Ending December 31	Executive Compensation- Related Fees ($)	All Other Fees ($)(1)
Lane Caputo Compensation Inc.	2024	140,529	2,468

Lane Caputo Compensation Inc.	2023	160,679	Nil

Note:

(1)	Assistance provided to Management for the 2024 Management Information Circular.

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Executive Compensation

Compensation Discussion and Analysis

COMPENSATION PHILOSOPHY AND OBJECTIVES

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success in alignment with long-term Shareholder goals.

The Company’s compensation philosophy for executives is based on the following fundamental principles:

•	Compensation programs align with Shareholder interests – the Company aligns the goals and incentives of executives with maximizing long-term Shareholder value.

•	Performance sensitive – compensation for Executive Officers is linked to and fluctuates with operating and market performance of the Company.

•	Market competitive compensation – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing executives who are performing according to their objectives and to attract new individuals of the highest caliber.

The objectives of the compensation program in compensating all NEOs were developed based on the above-mentioned compensation philosophy and are as follows:

•	To attract, retain, motivate and reward highly qualified Executive Officers with a history of proven success.

•	To align the interests of Executive Officers with Shareholders’ interests and with the execution of the Company’s business strategy.

•	To evaluate executive performance on the basis of key measurements that correlate to Shareholder value.

COMPENSATION BENCHMARKING

The Compensation Committee, as part of its annual compensation review process and with the assistance of Lane Caputo, benchmarks the compensation levels and practices of companies that are considered reasonably similar to the Company. In selecting a group of companies and/or sectors to benchmark, the Compensation Committee will consider characteristics and variables such as:

•	Canadian-headquartered, publicly traded gold companies with operating and/or development projects primarily with international locations.

•	Companies of similar size as measured by market capitalization, revenues and production volumes.

•	Companies from which future executives may reasonably be expected to be recruited from or to which the Company could reasonably expect to otherwise be in competition with for senior level talent.

The compensation benchmark information derived from such sources will be one of several factors the Compensation Committee will consider in its review of executive compensation.

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In order to assist the Compensation Committee with its decisions surrounding executive and Director compensation for 2024 and into the 2025 fiscal year, Lane Caputo developed the following list of mining companies to serve as the Compensation Peer Group:

2025 Compensation Peer Group

Agnico Eagle Mines Limited	Equinox Gold Corp.	Kinross Gold Corporation

AngloGold Ashanti plc	Evolution Mining Limited	Lundin Gold Inc.

Alamos Gold Inc.	Hecla Mining Company	Lundin Mining Corporation

Eldorado Gold Corporation	Hudbay Minerals Inc.	OceanaGold Corporation

Endeavour Mining Plc	IAMGOLD Corporation	Pan American Silver Corp.

	Ivanhoe Mines Ltd.	SSR Mining Inc.

Year-Over-Year Changes

Removed:	Centerra Gold Inc.

The table below summarizes the Company’s relative size against the operational and financial criteria that the Compensation Committee considers when selecting peers for the benchmarking of compensation.

	Market Capitalization (as at Dec. 31, 2024) (CDN$000s)	2024 Annual Revenue (CDN$ millions)	2024 Gold Production (ounces)		Number of Producing Mines
25th Percentile	4,381.7	1,772.7	488,800		3

50th Percentile	7,364.4	2,281.7	621,893		5

75th Percentile	11,148.1	3,861.8	1,103,000		6

B2Gold Corp	4,639.5	2,605.7	804,778	(1)	3

Note:

(1)

Production from the Company’s three operating mines reflected on a 100% basis and includes 19,644 ounces of attributable production from Calibre Mining Corp.’s (“Calibre”) operations, reflecting the Company’s ownership position until June 20, 2024.

DETERMINATION OF COMPENSATION

In making compensation recommendations, the Compensation Committee reviews the various elements of executive’s compensation in the context of the total compensation package and the desired mix of “at-risk” versus fixed elements of compensation as per the Company’s compensation philosophy. Based on this review, the Compensation Committee evaluates whether the intended relationship between performance and compensation is being achieved or whether changes are required in order to bring this relationship in line with the compensation philosophy and objectives outlined above. In addition to the objective measures of corporate performance that inform variable compensation decisions from year to year, the Compensation Committee and the Board exercise discretion based on the Company’s performance and the individual contributions of each executive in determining actual compensation. In determining the total compensation payable to the NEOs for 2024, the Compensation Committee and the Board took into account a range of relevant factors including but not limited to: the Company’s financial results; the Company’s operational results; the duties and responsibilities of each NEO; and their respective performance and contribution towards 2024 results. For additional detail surrounding the specific performance goals and goal attainment that influenced the Compensation Committee’s decisions on executive compensation for 2024, please see “2024 Compensation Details” below.

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Executive Compensation

The Company’s executive compensation program for the financial year ended December 31, 2024 consisted primarily of the following elements.

Compensation Element	Form	Purpose of Element

Salary	Cash	Forms a baseline level of compensation for role fulfilment commensurate with the experience, skills and market demand for the executive role and/ or incumbent.

Short-term Incentive (“STI”)	Cash	Focuses on achievement of short-term financial, operational, development, ESG, and shareholder returns and/or achievement of milestones that are aligned with the Company’s strategic goals.

Long Term Incentive (“LTI”)	Restricted Share Units (“RSUs”)	Focuses on the achievement of long-term shareholder value, and aligns management of interests with those of shareholders.
Performance Share Units (“PSUs”)

Designed to motivate and reward executives to excel against specific operational, financial, strategic and Shareholder return targets, often on a relative basis versus relevant indices or peer groups, over successive three-year performance cycles.

A summary of the material provisions of each of the Stock Option, RSU and PSU Plans is included in Schedule “A” to this Information Circular.

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Determination

•   Salaries are based on relevant marketplace information, experience, individual performance and level of responsibility.

•   Actual salary levels are set in relation to the Company’s compensation philosophy and relative to the emphasis on other compensation program elements.

•   The Company generally intends to pay salaries above market median levels in order to attract and retain executives of the highest caliber to continue the successful execution of the Company’s strategy.

•   Based on achievement against both corporate and individual objectives as set out by the Compensation Committee at the beginning of the year.

•   Incentive payouts for each NEO range from 0-200% of target levels and are designed to allow each executive to achieve maximum pay for maximum results.

•   From time to time, the Compensation Committee may consider mitigating factors in the determination of STI performance achievement as important aspects of executive and Company performance are not always strictly quantifiable.

•    Can be paid in RSUs at the discretion of the Compensation Committee.

• RSUs vest in one third tranches over three years, starting on the first anniversary of the grant.

•   The number of RSUs, in conjunction with the number of PSUs, awarded on an annual basis is determined by the Compensation Committee, based upon the overall competitiveness of the compensation program versus peers; the performance of each Executive Officer; an assessment of overall corporate performance; previous grants of RSUs to the Executive Officer; the desired performance, versus retention mix of the equity incentive awards; and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards.

• The PSUs vest after a three-year period based on performance.
• PSUs may, or may not, vest based on performance against pre-established targets or milestones set at the beginning of each performance period.
• Vesting will be in a range of 0-200% of the original award based on the Compensation Committee’s determination of actual performance against the pre-established targets and milestones.

•   The number of PSUs, in conjunction with the number of RSUs, awarded on an annual basis is determined by the Compensation Committee, based upon the overall competitiveness of the compensation program versus peers; the performance of each Executive Officer; an assessment of overall corporate performance; previous grants of PSUs to the Executive Officer; the desired performance, versus retention mix of the equity incentive awards; and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards.

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Executive Compensation

PENSION, BENEFITS AND PERQUISITES

The Company does not currently have a pension plan or post-employment compensation and benefits in place for any of its employees. In 2022, the Company introduced a registered retirement savings plan (“RRSP”) program for its corporate Canadian employees which does not include NEOs. The Company provides employee benefit programs to its executives (including, but not limited to, medical health insurance, dental insurance, health spending account, wellness allowance and life insurance). From time to time, the Compensation Committee reviews the Company’s benefit programs, to ensure continued alignment with market practices.

The Company offers only limited perquisites to the NEOs, and only where the Compensation Committee, upon review of competitive practice from time to time, believes such perquisites are market competitive and promote the retention of the NEOs or promote the efficient performance of the duties of the NEOs. The Company does not believe that perquisites and benefits should represent a significant portion of the compensation package for NEOs.

TARGET EXECUTIVE PAY MIX

Each of our NEOs receive a combination of the three main elements of pay: salary; STI; and LTI (RSUs and PSUs), with only annual salary being a guaranteed form of compensation and all other elements being “at-risk” and variable, based on both annual and long-term corporate performance. The “at-risk” component of total compensation is targeted at roughly 80% for our NEOs. For 2024 compensation, 50% of the target value of long-term incentives for our NEOs was in the form of RSUs, while the other 50% was awarded in the form of 100% performance-contingent PSUs, which were granted to each NEO as part of their 2024 compensation on March 4, 2025, with a three-year performance period commencing on January 1, 2025 and with performance measures set on such grant date, all in accordance with and subject to the terms of the PSU Plan.

2024 TARGET PAY MIX
PRESIDENT & CEO

FIXED PAY
18%
SALARY
18%
ANNUAL
INCENTIVE
14%
PSUs
34%
RSUs
34%
PAY AT RISK
82%

2024 TARGET PAY MIX
OTHER NEO

FIXED PAY
23%
SALARY
23%
PSUs
30%
ANNUAL
INCENTIVE
17%
RSUs
30%
PAY AT RISK
77%

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2024 Compensation Details

BASE SALARIES

In 2024, NEO salaries remained unchanged from 2023, except for Mr. Randall Chatwin who received a $25,000 merit-based increase for the year.

SHORT-TERM INCENTIVE AWARD DETERMINATION

STI target for 2024 performance for the NEOs were as follows:

Name	2024 Annual Salary ($)	Target (% of Annual Salary)	Target ($)
Clive Johnson	1,300,000	75	975,000
Michael Cinnamond	650,000	75	487,500
William Lytle	650,000	75	487,500
Randall Chatwin	625,000	75	468,750
Victor King	600,000	75	450,000

Actual incentive payments may be above or below target based on performance outcomes for a given year.

The performance measures range from 0% (if the threshold performance level is not achieved) to 100% (if the performance target is met) and to 200% (if the performance target is exceeded by a specified amount). Performance objectives set for a given fiscal year are designed to provide motivation to Executive Officers to achieve near-term corporate and individual objectives, and to reward them when such objectives are met or exceeded. The Compensation Committee can apply its discretion to either increase, or decrease, a performance outcome where circumstances warrant.

FILMINERA
RESOURCES CORPORATION
MGP
Masbate Gold Project
In Partnership with

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Executive Compensation

2024 STI Scorecard

In early 2024, corporate objectives were selected to reflect the Company’s top priorities for success during the year. In February 2025, after 2024 financial and operating results were finalized, the Compensation Committee met to assess corporate performance and determine annual bonuses for Executive Officers of the Company.

Shareholder
10%
Operational
30%
Environment, Social
& Governance
20%
2024 STI
Development
20%
20%
Financial

Category &		Performance Range				Score %
Weighting	Objective	Threshold	Target	Stretch	Actual Result

Operational (30%)	Gold Production (ounces)(1)	860,000	900,000	940,000	804,778 oz (Below Threshold)	0
	Cash Operating Costs per gold ounce (produced)(2)	US$895	US$865	US$835	US$889 (Between Target and Threshold)	5
	All-In Sustaining Costs per gold ounce (sold)(2)	US$1,480	US$1,450	US$1,420	US$1,465 (Between Target and Threshold)	5

Financial (20%)	Return capital to Shareholders of $0.16 per annum	US$0.12	US$0.16	US$0.20	US$0.16 (Target)	20

Development (20%)	Completion of Gramalote Preliminary economic assessment	Q3 2024	Q2 2023	Q1 2023	Completed in June 2024 (Target)	7
	Obtain exploitation permit for one of the Fekola Regional license areas(3)	After Q4 2024	Q4 2024	Q3 2024	Framework for the issuance of Fekola Regional exploitation licenses included in the Fekola MOU completed in Q3 2024	6
	Completion of Antelope Zone preliminary economic assessment	After Q4 2024	Q4 2024	Q3 2024	Preliminary economic assessment completed in December 2024 (announced early 2025)	7

Environment, Social & Governance (20%)	Work-Related Fatalities	N/A	Zero	N/A	Zero fatalities (Target)	4
	Environmental Incidents(4)	One level 4 incident	Zero level 4 or 5 incidents	Zero level 3, 4 or 5 incidents	Zero level 3, 4 or 5 incidents (Stretch)	8
	Total Recordable Injury Frequency Rate	0.23	0.21	0.19	0.28 (Below Threshold)	0
	Social Incidents	One level 4 incident, zero level 5 incidents	Zero level 4 or 5 incidents	Zero level 3, 4 or 5 incidents	One level 5 incident (Below Threshold)	0
	Complete Fekola solar plant expansion	After Q4 2024	Q4 2024	Q3 2024	Completed by the end of Q4 2024	4

Shareholder (10%)	One-Year Relative TSR Performance (versus the S&P/TSX Global Gold Index)	50th percentile	75th percentile	90th percentile	5th percentile (Below threshold)	0

Total						66

Notes:

(1)

Actual and projected production results presented in this Information Circular reflect total 2024 production from all our producing mines and include B2Gold’s attributable interest in mines operated by Calibre. As described in the Company’s Annual Information Form dated March 28, 2025, we have divested 100% of our interest in Calibre.

(2)

Cash Operating Costs per gold ounce and AISC are performance measures commonly used in the mining industry that are not defined under IFRS. Non-IFRS measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation of, or as substitute for, measures of performances in accordance with IFRS and should be read in conjunction with the Company’s consolidated financial statements. Cash Operating Costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The Company defines AISC per ounce as the sum of to IFRS terms.

(3)

The original target of obtaining one exploitation permit was not achieved in 2024, however, the Company executed a Memorandum of Understanding with the Government of Mali during 2024 which set the framework for the issuance of all Fekola Regional exploitation permits - a significant achievement that the Compensation Committee rated at Target for 2024.

(4)	For B2Gold’s operational mines only, rate is calculated based on 200,000 work hours and versus the most recent International Council on Mining and Metals Group Average.

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Evaluating 2024 corporate performance, the Compensation Committee considered the performance-related results achieved by the Company in 2024 and assessed an achievement score of 66% of target.

The Compensation Committee recommended the following annual incentive payments for 2024, which the Board supported.

	Target		Actual
				Salary
Name	%	$	$	%
Clive Johnson	75	975,000	643,500	49.5

Michael Cinnamond	75	487,500	321,750	49.5

William Lytle	75	487,500	321,750	49.5

Randall Chatwin	75	468,750	309,375	49.5

Victor King	75	450,000	297,000	49.5

2024 PERFORMANCE SHARE UNIT AWARDS

In respect of 2024, the Compensation Committee determined that awards for the NEOs would again comprise 50% PSUs and 50% RSUs for all NEOs, except the CEO as his award was adjusted to 60% PSUs and 40% RSUs to be more heavily weighted in “at risk” compensation. PSUs were granted to NEOs as part of the Company’s 2024 Executive Officer compensation, with a three-year performance period commencing January 1, 2025 through to December 31, 2027 and with the number of Common Shares issuable on the PSUs ultimately vesting ranging from 0 – 200% contingent upon achievement against the following performance criteria.

Category & Weighting	Objective	Performance Range	Score %
Metric A - Shareholder Return(1) 50%	The Company’s three-year relative total Shareholder return (“RTSR”) against the VanEck Junior Gold Miners ETF (“GDXJ”)	RTSR at 90th Percentile	200
		RTSR at 60th percentile	100
		RTSR at 30th percentile	50
		RTSR below 30th percentile	0
Metric B - Increase Free Cash Flow(2)(3)(4) 50%	Achieve Company’s annual free cash flow (per share) increase by 2027 relative to 2024 as follows	Increase by at least US$0.607 per share	200
		Increase by at least US$0.531 per share	150
		Increase by at least US$0.455 per share	100
		Increase by at least US$0.417 per share	75
		Increase by at least US$0.379 per share	50
		Increase by at least US$0.341 per share	25
		Increase by at least US$0.303 per share	0

Notes:

(1)

Vesting multiples between the 50% and 100% milestones will be interpolated on a linear basis, provided however, that the performance multiplier applicable to PSUs will be capped at a maximum of 100% if the Company’s absolute TSR is negative. Vesting multiples between 100% and 200% will be interpolated on a linear basis. For more details regarding the PSU Plan, please see Schedule “A” to this Information Circular.

(2)	Assumes a gold price equal to the average realized gold price for 2024 US$2,373 per ounce and does not include the impact on cash flow realized for the gold prepay arrangement in 2024.

(3)	Measurement will be based on the number of issued and outstanding common shares as at December 31, 2024, which was 1,318,040,605.

(4)

Cash Operating Costs per gold ounce and AISC are performance measures commonly used in the mining industry that are not defined under IFRS. Non-IFRS measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation of, or as substitute for, measures of performances in accordance with IFRS and should be read in conjunction with the Company’s consolidated financial statements. Cash Operating Costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The Company defines AISC per ounce as the sum of to IFRS terms. Please refer to the “Cautionary Note Regarding Forward-Looking Information” attached as Schedule “B” to this Information Circular.

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Performance Graph

The following graph compares the cumulative total Shareholder return for $100 invested in Common Shares on January 1, 2020 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed fiscal years. The graph also shows the relationship between Shareholder value and total compensation for the NEOs over the same period, for the purposes of comparing compensation to performance.

Due to the heavy emphasis of at-risk pay in our compensation program for Executive Officers, including the focus on RSUs and PSUs to further align executive compensation with Shareholders’ experience, total compensation for our Named Executive Officers generally increased and decreased in alignment with Shareholder returns over the past five years.

NEO TOTAL REPORTED COMPENSATION(1) VS. SHAREHOLDER VALUE

	Initial
	Investment (Dec 31, 2019)	2020	2021	2022	2023	2024
	$	$	$	$	$	$

S&P/TSX Composite Total Return Index	100	102	124	114	123	145

S&P/TSX Global Gold Index	100	121	114	111	115	137

B2Gold Total Shareholder Return	100	140	101	102	93	84

NEO Total Reported Compensation(1)	100	109	110	106	98	97

Note:

(1)

Total Reported Compensation excludes the value of the retention awards made to Messrs. Cinnamond and Lytle in 2019, and Mr. Chatwin in 2022 as these awards relate to the Company’s succession planning activities and are not considered to be normal course annual compensation for these Named Executive Officers.

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Executive Compensation

Discussion regarding the Alignment of Executive Compensation with Shareholder Experience

The chart above shows that reported NEO compensation has declined since 2021, mirroring the decline in total shareholder return over this same period.

Further, one must consider compensation actually realized, or currently realizable, in comparing CEO compensation to Shareholder returns. Due to the strong alignment of CEO (and all NEO) compensation to shareholder experience via equity incentive compensation and the Company’s use of PSUs to further align these incentives through performance-contingent vesting, the realized and currently realizable compensation for Mr. Johnson over the past five years is only 68% of the values reported in the Summary Compensation Table during this time period. Much of the decline in compensation actually realized, versus reported, arises from awarded equity incentives that fail to vest (PSUs) or that vest, but are paid at materially lower share prices than when they were awarded, as seen in the chart below.

LONG-TERM INCENTIVE GRANT DATE FAIR VALUE VS REALIZED/REALIZABLE VALUE

(FIVE-YEAR AGGREGATE)

NAMED EXECUTIVE OFFICERS

As at the Record Date:

•	PSU Awards in respect of 2020 vested at 59%.

•	PSU Awards in respect of 2021 vested at Nil.

•	PSU Awards in respect of 2022 are tracking at 50% (Nil of RTSR vesting, 100% of Goose commissioning vesting).

•	PSU Awards in respect of 2023 and 2024 are shown at grant value.

•

Most outstanding options awarded to NEOs are out of the money. Since 2021 for the CEO and since 2022 for the other NEOs, stock option awards have not been granted as part of the compensation program for Executive Officers.

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Summary Compensation Table

The following table is a summary of compensation earned by the Named Executive Officers for the Company’s three most recently completed financial years.

					Non-Equity Incentive

					Plan Compensation

						Long-

			Share-	Option-	Annual	Term	All Other	Total

			Based	Based	Incentive	Incentive	Compen-	Compen-

Name and		Salary	Awards	Awards	Program	Plans	sation	sation

Principal Position	Year	($)	($)(1)	($)	($)(3)	($)	($)(4)(5)	($)
Clive Johnson Director, President and CEO	2024	1,300,000	3,500,000	Nil	643,500	N/A	303,652	5,747,152
	2023	1,300,000	3,500,000	Nil	800,000	N/A	496,182	6,096,182
	2022	1,300,000	5,000,000	Nil	975,000	N/A	212,629	7,487,629

Michael Cinnamond Senior Vice President, Finance and CFO	2024	650,000	1,750,000	Nil	321,750	N/A	97,563	2,819,313
	2023	650,000	1,750,000	Nil	487,500	N/A	153,751	3,041,251
	2022	650,000	1,750,000	Nil	487,500	N/A	75,283	2,962,783

William Lytle Senior Vice President, Operations and COO	2024	650,000	1,750,000	Nil	321,750	N/A	91,611	2,813,361
	2023	650,000	1,750,000	Nil	487,500	N/A	147,799	3,035,299
	2022	650,000	1,750,000	Nil	487,500	N/A	70,323	2,957,823

Randall Chatwin Senior Vice President, Legal and Corporate Communications	2024	625,000	1,700,000	Nil	309,375	N/A	42,820	2,677,195
	2023	600,000	1,650,000	Nil	450,000	N/A	41,130	2,741,130
	2022	542,000	1,450,000	2,399,821(2)	450,000	N/A	20,241	4,862,062

Victor King Senior Vice President, Exploration	2024	600,000	1,450,000	Nil	297,000	N/A	44,073	2,391,073
	2023	600,000	1,450,000	Nil	390,000	N/A	29,410	2,469,410
	2022	386,250	1,650,000(6)	Nil	360,000	N/A	6,308	2,402,558

Notes:

(1)	All share-based awards listed in the table above reflect a dollar amount of RSUs and PSUs granted to each Named Executive Officer as follows:
(i)

For the year ended December 31, 2024, 353,535 RSUs and 530,303 PSUs granted to Mr. Johnson who had requested a voluntary reduction from his target award levels in alignment with Shareholders’ experience during 2024: 220,960 RSUs and 220,960 PSUs granted to each of Messrs. Cinnamond and Lytle, 214,646 RSUs and 214,646 PSUs to Mr. Chatwin, and 183,081 RSUs and 183,081 PSUs granted to Mr. King, in each case, granted on March 4, 2025 in respect of 2024 compensation.

(ii)

For the year ended December 31, 2023, 412,979 RSUs and 619,469 PSUs granted to Mr. Johnson who had requested a voluntary reduction from his target award levels in alignment with Shareholders’ experience during 2023: 258,112 RSUs and 258,112 PSUs granted to each of Messrs. Cinnamond and Lytle, 243,363 RSUs and 243,363 PSUs to Mr. Chatwin, and 213,864 RSUs and 213,864 PSUs granted to Mr. King, in each case, granted on March 6, 2024 in respect of 2023 compensation.

(iii)

For the year ended December 31, 2022, 482,998 RSUs and 482,998 PSUs granted to Mr. Johnson, 169,049 PSUs and 169,049 RSUs granted to each of Messrs. Cinnamond and Lytle and 140,070 PSUs and 140,070 RSUs to Messrs. Chatwin and King, in each case, granted on March 29, 2023 in respect of 2022 compensation; and Fair value of the RSUs and PSUs was calculated using the VWAP of the Common Shares on the TSX calculated over the five trading days immediately preceding the date of such grant in each of 2022, 2023 and 2024. In respect of PSUs only, the Compensation Committee determines a Performance Percentage (as defined in the PSU Plan) from 0-200% based on the performance of the PSU holder against pre-set targets. This table assumes a Performance Percentage of 100%. For more information on the RSU Plan and the PSU Plan, please see Schedule “A” to this Information Circular.

(2)

The retention award granted to Mr. Chatwin in 2022 relate to the Company’s succession planning activities and is not considered to be normal course annual compensation and his options vest over five years. The “grant date fair value” of option-based awards has been determined by using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with generally accepted accounting principles and was determined using the assumptions of an expected stock volatility of 53.8%, an expected option life of ten years, a risk-free interest rate of 2.4%, and a dividend rate of 3.4%.

The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

(3)

Cash bonus, paid in March 2025, for services performed for the financial year ended December 31, 2024. Cash bonuses are paid in the first six months of the year following the fiscal year to which the STI payment relates.

(4)	All other compensation is comprised of:
(i)	parking costs and/or wellness allowance,
(ii)	The dollar value of dividend equivalent units vested under the RSU Plan for 2024 was as follows:
a)	$162,438 for Clive Johnson,
b)	$50,321 for each of Messrs. Cinnamond and Lytle,
c)	$25,116 for Mr. Chatwin and
d)	$26,369 for Mr. King.
(iii)	The dollar value of dividend equivalent units vested under the PSU Plan for 2024 was as follows:
a)	$134,262 for Clive Johnson,
b)	$40,290 for each of Messrs. Cinnamond and Lytle,
c)	$10,752 for Mr. Chatwin and
d)	$40,290 for Mr. King.
(5)	For prior years, All Other Compensation has been revised to reflect the dollar value of dividend equivalent units vested with their associated RSUs and PSUs in the respective year.
(6)	On October 1, 2022 Mr. King was promoted to Senior Vice President Exploration and received the equivalent of $200,000 value being 43,668 RSUs which was part of his promotion package.

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Incentive Plan Awards (NEOs)

In addition to STIs, the Named Executive Officers are eligible for grants of RSUs and PSUs. Prior to 2022, NEOs were awarded Options. A summary of the material provisions of each plan is included in Schedule “A” to this Information Circular.

OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following table sets out, for each Named Executive Officer, the share-based awards (comprised of RSUs and PSUs) and the option-based awards outstanding as at December 31, 2024.

	Outstanding Share-Based Awards and Option-Based Awards
	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The- Money Options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)(2)	Market or Payout Value of Shares or Units of Shares that have not Vested ($)(3)	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed ($)
Clive Johnson	271,739	6.25	07-May-2026	Nil	Nil	Nil	Nil
			Total:	Nil	2,634,997	9,772,977	Nil
Michael Cinnamond	142,857	6.25	07-May-2026	Nil	Nil	Nil	Nil
	147,929	5.79	30-Mar-2027	Nil	Nil	Nil	Nil
	1,361,868	4.65	22-Dec-2029	Nil	Nil	Nil	Nil
			Total:	Nil	1,053,866	3,908,698	Nil
William Lytle	142,857	6.25	07-May-2026	Nil	Nil	Nil	Nil
	147,929	5.79	30-Mar-2027	Nil	Nil	Nil	Nil
	1,361,868	4.65	22-Dec-2029	Nil	Nil	Nil	Nil
			Total:	Nil	1,053,866	3,908,698	Nil
Randall Chatwin	300,000	4.27	10-Sep-2024 (5)	Nil	Nil	Nil	Nil
	142,857	6.25	07-May-2026	Nil	Nil	Nil	Nil
	147,929	5.79	30-Mar-2027	Nil	Nil	Nil	Nil
	1,000,000	5.74	31-Mar-2032	Nil	Nil	Nil	Nil
			Total:	Nil	890,987	3,305,562	Nil
Victor King	114,286	6.25	07-May-2026	Nil	Nil	Nil	Nil
	118,343	5.79	30-Mar-2027	Nil	Nil	Nil	Nil
			Total:	Nil	779,485	2,891,041	Nil

Notes:

(1)

The value of unexercised in-the-money Options is calculated by multiplying the difference between the VWAP of the Common Shares for the 20 trading days prior to December 31, 2024, which was $3.71, and the Option exercise price, by the number of outstanding options (both vested and unvested).

(2)

This column sets forth all RSUs and PSUs that have been granted to each Named Executive Officer and are outstanding as at December 31, 2024, but does not include the following RSUs and PSUs granted to each Named Executive Officer on March 4, 2025 in respect of 2024:

(i)	619,469 PSUs granted to Clive Johnson, 258,112 PSUs granted to both Michael Cinnamond and William Lytle, and 243,363 granted to Randall Chatwin and 213,864 Victor King and

(ii)

412,979 RSUs granted to Clive Johnson, 258,112 RSUs granted to both Michael Cinnamond and William Lytle, 243,363 PSUs granted to Randall Chatwin, and 213,864 PSUs granted to Victor King. Please see “Summary Compensation Table” for a summary of all compensation earned by each Named Executive Officer of the Company.

(3)

Market value of the RSUs and PSUs was calculated by multiplying the number of unvested RSUs and PSUs (including the value of dividend equivalent units accrued but not yet earned on unvested RSUs and PSUs), respectively, by multiplying the difference between the VWAP of the Common Shares for the 20 trading days prior to December 31, 2024, which was $3.71. In respect of PSUs, this table assumes a Performance Percentage of 100%.

(4)	For more information on the Stock Option Plan, RSU Plan and the PSU Plan, please see Schedule “A” to this Information Circular.

(5)	The option term was extended due to multiple blackouts under the Company’s insider trading policy, and as at December 31, 2024 these options were outstanding.

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Executive Compensation

The following table sets forth, for each Named Executive Officer of the Company, the value of all incentive plan awards vested during the year ended December 31, 2024.

	Incentive Plan Awards – Value Vested or Earned During the Year

	Option-Based Awards		Share-Based Awards(2)		Non-equity Incentive Plan Compensation - Value Earned During The Year ($)(4)
Name	Number of Securities Underlying Options Vested	Value Vested During the Year ($)(1)	Number of Shares or Units of Shares Vested	Value Vested During the Year ($)(3)
Clive Johnson	54,347	Nil	747,952	2,774,902	643,500
Michael Cinnamond	321,684	Nil	232,884	864,000	321,750
William Lytle	321,684	Nil	232,884	864,000	321,750
Randall Chatwin	249,310	Nil	111,130	412,292	309,375
Victor King	39,488	Nil	95,495	354,286	297,000

Notes:

(1)

The value vested during the year is calculated by multiplying the difference between the VWAP of the Common Shares for the 20 trading days prior to December 31, 2024, which was $3.71, and the Option exercise price, by the number of Options that vested during the year.

(2)

This table sets forth the value of all RSUs and dividend equivalent units vested during the year ended December 31, 2024. Please see “Summary Compensation Table” for a summary of all compensation earned by each Named Executive Officer of the Company.

(3)

These figures represent the value vested in the RSUs, PSUs and associated dividend equivalent units held by the Named Executive Officers during the year ended December 31, 2024. Fair value of the RSUs, PSUs and dividend equivalent units was calculated by multiplying the number of vested RSUs, PSUs and dividend equivalent units by the market value of the underlying shares on the vesting date.

(4)

Annual incentive amounts, paid in cash, in March 2025, in connection with services performed for the financial year ended December 31, 2024. Annual incentives are paid in the first six months of the year following the fiscal year to which the services relate.

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Deferred

Compensation Plans

The Company does not have a deferred compensation plan in respect of its Named Executive Officers.

Termination and Change of Control Benefits

Pursuant to the employment agreements entered into between the Company and each NEO, the NEOs are entitled to compensation from the Company in the event of termination of employment without cause or resignation for “good cause”. In the event that a NEO’s employment agreement is terminated by the Company without cause, or a NEO resigns on two weeks’ written notice for “good cause”, the Company must pay a severance payment to such NEO within 14 days of the date of termination, equal to 12 months’ annual salary as well as continuation of benefits for the same period or payment in lieu. The NEO is also entitled to payment of an amount equal to the average of annual short-term incentive bonus compensation awarded to such NEO in each of the three years immediately prior to the termination date (or the amount of bonus RSUs awarded in lieu of cash).

For purposes of the employment agreements, the definition of “good cause” means the occurrence of any of the following;

(i)	the assignment of substantially new or different duties inconsistent with the employee’s position,

(ii)	a material reduction in the employee’s responsibilities;

(iii)	a reduction in the employee’s annual salary,

(iv)	a failure by the Company to continue the employee’s participation in the Company’s benefits and incentive plans (if any), or

(v)

any other event or circumstance that would constitute constructive dismissal at common law. For Messrs. Johnson, Cinnamond and Lytle, good cause also includes a change of more than 50 kilometres of the principal executive office of the Company or the current location where the employee is based.

Each employment agreement also provides that in the event of a “change of control” of the Company, a Named Executive Officer will be entitled to resign at any time within 18 months after that change of control and receive a lump sum payment equal to 24 months of the Named Executive Officer’s annual salary, as well as continuation of benefits for the same period or payment in lieu.

The NEO is also entitled to payment of an amount equal to two times the average of annual short-term incentive bonus compensation awarded to the employee in each of the three years immediately prior to the termination date. Annual short-term incentive bonus compensation includes cash bonus awards (or the amount of bonus RSUs awarded in lieu of cash). Such compensation is required to be paid as soon as practicable following the Named Executive Officer’s date of resignation.

For the purposes of the employment agreements, a “change of control” means;

(i)

the acquisition of Common Shares by a person or group of persons acting jointly or in concert that, when added to all of the Common Shares owned by such person or persons, constitutes for the first time in the aggregate 20% or more of the Common Shares,

(ii)

the removal of more than 50% of the incumbent Board of Directors, or the election of a majority of the Directors to the Board of Directors that were not nominees of the incumbent Board of Directors at the time immediately preceding such election,

(iii)	a sale of all or substantially all of the assets of the Company, or

(iv)	a reorganization, plan of arrangement, merger or other transaction that has substantially the same effect as (i) to (iii) above.

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76

Executive Compensation

If a Named Executive Officer dies before termination of employment, the Company will pay to the NEO’s designated beneficiary or legal representative a lump sum equal to such NEOs annual salary. If an Named Executive Officer becomes temporarily disabled before termination of employment, the Company will pay their annual salary and benefits until the employee is eligible for long-term disability benefits, provided the employee makes reasonable efforts to return to employment as soon as practicable. If a Named Executive Officer becomes permanently disabled before termination of employment, the Company may terminate their employment and pay to the employee (or arrange to pay via annuity) their salary on a monthly basis for a 12 month period.

The following tables set out the estimated incremental payments and benefits due to each of the Named Executive Officers upon either termination of employment without cause, including resignation for “good cause” (or for “Good Reason” as defined in the RSU Plan, the PSU Plan and the Stock Option Plan, as applicable), or within 18 months of a change of control, assuming termination of employment on December 31, 2024. For more information on the circumstances which may trigger payments or provision of other benefits in respect of awards granted under the RSU Plan, the PSU Plan or the Stock Option Plan, as applicable, the incremental payments, payables and benefits that would be triggered by or result from such circumstances and how the payment and benefit levels are determined under such circumstances (which determination may involve the discretion of the Compensation Committee), please see “Schedule “A” of this Information Circular.

	Termination of Employment Without Cause

Name	Salary(1) ($)	All Other Compensation(2) ($)	Total ($)

Clive Johnson	1,300,000	7,537,744	8,837,744

Michael Cinnamond	650,000	3,126,803	3,776,803

William Lytle	650,000	3,140,095	3,790,095

Randall Chatwin	625,000	2,852,387	3,477,387

Victor King	600,000	2,580,650	3,180,650

Notes:

(1)	Equal to 12 months’ annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2024.

(2)	Pursuant to the relevant employment agreement, all other compensation payable is equal to:

(i)	12 months’ specified benefits, including extended health insurance, dental insurance, life insurance, accidental death insurance and long-term disability insurance.

(ii)

An amount equal to the average of annual short-term incentive bonus compensation awarded (or the amount of bonus RSUs awarded in lieu) to the Named Executive Officer in each of the three years immediately prior to the termination date. Further, for purposes of this table, in calculating the compensation payable:

(a)	On termination of employment without cause under the RSU Plan.

(b)	On termination of employment without cause or resignation for good reason under the PSU Plan.

It has been assumed that all unvested RSUs and PSUs have been deemed to vest as of the termination date. In respect of RSUs only, on resignation for good reason under the RSU Plan, there would be an accelerated vesting of unvested RSUs on a pro rata basis in accordance with the terms and conditions of the RSU Plan, which valuation has not been included here as such pro rata valuation would be less than the aggregate value of all RSUs deemed to have vested on the termination date. In respect of PSUs only, upon a change of control, should an acquiror not agree to assume all of the obligations of the Company under the PSU Plan, or the Compensation Committee determines that such assumption is not consistent with the objectives of the PSU Plan, then the Compensation Committee may, in its sole discretion, determine a Performance Percentage (as defined in the PSU Plan) from 0-200% taking into account factors determined by the Compensation Committee, including the objective measure of performance toward achievement of the Performance Measures to the date of the change of control. This table assumes a Performance Percentage of 100%.

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77

	Termination of Employment Following Change of Control

Name	Salary(1) ($)	All Other Compensation(2) ($)	Total ($)

Clive Johnson	2,600,000	8,375,488	10,975,488

Michael Cinnamond	1,300,000	3,628,606	4,928,606

William Lytle	1,300,000	3,655,190	4,955,190

Randall Chatwin	1,250,000	3,304,774	4,554,774

Victor King	1,200,000	2,986,299	4,186,299

Notes:

(1)	Equal to 24 months’ annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2024.

(2)	Pursuant to the relevant employment agreement, all other compensation payable is equal to:

(i)	24 months’ specified benefits, including extended health insurance, dental insurance, life insurance, accidental death insurance and long-term disability insurance.

(ii)

An amount equal to two multiplied by the average of annual short-term incentive bonus compensation awarded (or the amount of bonus RSUs awarded in lieu) to the Named Executive Officer in each of the three years immediately prior to the termination date. Further, for purposes of this table, in calculating the compensation payable on termination of employment following change of control under the RSU Plan, the PSU Plan and the Stock Option Plan, as applicable, it has been assumed that:

(a)	All unvested RSUs have been deemed to vest on the termination date.

(b)

A Performance Percentage (as defined in the PSU Plan) of 100%, being the target Performance Percentage, has been applied to outstanding PSUs as at the termination date (should an acquiror not agree to assume all of the obligations of the Company under the PSU Plan, or the Compensation Committee determines that such assumption is not consistent with the objectives of the PSU Plan, then the Compensation Committee may, in its sole discretion, determine a Performance Percentage from 0-200% taking into account factors determined by the Compensation Committee, including the objective measure of performance toward achievement of the Performance Measures to the date of the change of control).

(c)	All unvested Options immediately vest.

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78

Securities Authorized for

Issuance Under Equity

Compensation Plans

Equity Compensation Plan Information and

Burn Rate Information

The following table provides certain information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted - average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Equity compensation plans approved by Shareholders(1)	Options: 50,204,890	$4.53	5,141,869
	RSUs: 4,355,689	N/A(3)	2,520,153
	PSUs: 6,255,357	N/A(3)	1,900,400
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	60,815,936	N/A	9,562,422

Notes:

(1)

Represents Common Shares issuable under the Stock Option Plan, the RSU Plan and the PSU Plan, including Common Shares issuable under Options granted, in connection with the closing of the plan of arrangement with Sabina on April 19, 2023 (the “Sabina Options”). The Sabina Options are subject to the terms of the Sabina share compensation plan (the “Sabina Plan”). The 9,562,422 Options outstanding at December 31, 2024 is inclusive of the 3,342,413 Sabina Options, and the 2,462,700 Common Shares reserved for issuance in connection with the Sabina Options is included in the 5.3% maximum number of Common Shares issuable at any time under All Company Plans (as defined below). For more information regarding each of the plans, please see a description of each plan at Schedule “A” to this Information Circular.

(2)

Represents Common Shares remaining available for future issuance under all security based compensation arrangements of the Company pursuant to which Common Shares may be issued including, without limitation, the Stock Option Plan, the RSU Plan, the PSU Plan and the Sabina Plan (collectively, “All Company Plans”), in each case as at December 31, 2024. Pursuant to the Stock Option Plan, as at December 31, 2024, the Company was authorized to issue up to 5.3% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, together with any Common Shares reserved for issuance under any other security based compensation arrangement of the Company pursuant to which Common Shares may be issuable. The number of Common Shares available for future issuance under the Stock Option Plan as at December 31, 2024, and taking into account securities reserved for issuance under All Company Plans, was 9,562,422 and includes Common Shares that have not previously been reserved for an Option grant and Common Shares underlying unexercised Options that have expired or were terminated. The Company is also authorized to issue up to:

(i)	30,000,000 RSUs under the RSU Plan, with each RSU entitling the holder thereof to receive a payment in one fully-paid Common Share; and

(ii)	10,000,000 Common Shares on vesting of PSUs under the PSU Plan. As at December 31, 2024, there were:

(a)	2,520,153 RSUs available for future issuance under the RSU Plan;

(b)

1,900,400 Common Shares on vesting of PSUs available for future issuance under the PSU Plan, assuming a Performance Percentage (as defined in the PSU Plan) of 100% is applied to currently outstanding PSUs; and (iii) 2,462,700 Common Shares were reserved for issuance under the Sabina Plan. As the maximum number of Common Shares reserved for issuance under All Company Plans may not exceed 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time, the future grant of Options, RSUs and/or PSUs pursuant to the Stock Option Plan, the RSU Plan or the PSU Plan, respectively, will potentially reduce the number of Options, RSUs, and PSUs available to be granted pursuant to the relevant plan. Additional information can be found under “Executive Compensation – Incentive Plan Awards”.

(3)	RSUs and PSUs do not have an exercise price.

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79

The following table sets out the annual burn rate percentages in respect of equity securities under the Company’s Stock Option Plan, the RSU Plan and the PSU Plan for the fiscal years ended 2024, 2023, and 2022 calculated in accordance with the TSX Company Manual:

	Annual Burn Rate Security Based Compensation Arrangement(1)(2)
Security	2024	2023	2022
Options	1.51	0.49	0.43
RSUs	0.19	0.12	0.16
PSUs	0.21	0.13	0.13

Notes:

(1)

The burn rates for the Stock Option Plan, the Sabina Plan (in 2023), the RSU Plan and the PSU Plan, as applicable, are calculated by dividing the number of securities granted under each plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

(2)	Does not include RSUs and PSUs granted in March 2025.

B2Gold Incentive Trust Plan

On June 29, 2007, the Company established the B2Gold Incentive Trust Plan (the “B2Gold Incentive Trust Plan”) for the benefit of Directors, officers, employees and service providers of the Company and issued to the trustees of the B2Gold Incentive Trust Plan, at such time being Messrs. Clive Johnson, Roger Richer, Mark Corra and Tom Garagan, options to acquire 4,955,000 Common Shares at an exercise price of $0.02 per Common Share. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 Common Shares were distributed to the trustees of the B2Gold Incentive Plan for gross proceeds of $99,100. Since then, Common Shares have been distributed out of the B2Gold Incentive Trust Plan as follows:

(i)	on July 5, 2011, 1,000,000 Common Shares,

(ii)	on May 28, 2012, 500,000 Common Shares,

(iii)	on May 1, 2014, 750,000 Common Shares,

(iv)	on June 2, 2016, 1,000,000 Common Shares, and

(v)	on December 10, 2024, the B2Gold Incentive Trust Plan processed the final tranche of 1,705,000 shares.

Once the final taxation reporting has been completed no later than December 31, 2025, the B2Gold Incentive Trust Plan will be wound up and no longer exist.

Indebtedness of Directors and Executive Officers

During the most recently completed financial year and as at the date hereof, there was no indebtedness, other than routine indebtedness, outstanding to the Company or any of its subsidiaries, or to another entity of which indebtedness the Company or any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding, owed by any current or former Executive Officers, Directors and employees of the Company and its subsidiaries, Director Nominees or any associates of any such Executive Officers, Directors, or Director Nominees.

Interest of Informed Persons in Material Transactions

None of the informed persons of the Company, nor any Director Nominees, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction which in either case, has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed herein.

Applicable securities legislation defines, “informed person” to mean any of the following:

(i)	A Director or Executive Officer of a reporting issuer.

(ii)	A Director or Executive Officer of a person or company that is itself an informed person or subsidiary of a reporting issuer.

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80

Executive Compensation

(iii)

Any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution.

(iv)	A reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Interest of Certain Persons in Matters to be Acted Upon

No person who has been a Director or Executive Officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no Director Nominee and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of Directors or the appointment of auditors, except as set forth in this Information Circular and except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares of the Company.

Any Other Matters

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this
Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

Additional Information

Additional information regarding the Company and its business activities is available under the Company’s profile on the SEDAR+ website located at https://www.sedarplus.ca and the EDGAR website located at https://www.sec.gov/. The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR+ website at the location noted above. Shareholders of the Company may request copies of the Company’s audited financial statements and related management discussion and analysis by contacting Randall Chatwin, Senior Vice President Legal and Corporate Communications, Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8
(Tel: 604-681-8371).

B2GOLD

2025 Management Information Circular

SCHEDULE “A”

Description of B2Gold’s Equity

Compensation Plans

Restricted Share Unit Plan

The Company adopted the RSU Plan for the benefit of certain Executive Officers and employees of the Company or of certain related entities of the
Company, as well as certain persons designated by the Company who provide services to the Company or certain related entities of the Company that is eligible to receive RSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended, who are the designated participants of the RSU Plan. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long-term Shareholder value.
The RSU Plan reflects the Company’s commitment to a long-term incentive compensation structure that aligns the interests of its employees with the interests of its Shareholders. RSUs may be granted by the Compensation Committee, which was appointed to administer the RSU Plan.

Under the RSU Plan, 30,000,000 Common Shares are reserved for issuance pursuant to the RSU Plan and as at December 31, 2024:

(i)
  The Company had issued 27,955,313 RSUs under the RSU Plan (representing approximately 2.1% of the
Company’s then issued and outstanding share capital).

(ii)
  4,355,689 RSUs had been granted for which Common Shares had not yet been issued (representing approximately 0.3% of the Company’s then issued and outstanding share capital).

(iii)
  2,520,153 RSUs remained available for grant under the RSU Plan (representing approximately 0.2% of the Company’s then issued and outstanding share capital).

In February 2025, the Board approved amendments to the
RSU Plan to permit the possibility of cash settlement of RSUs issued on or after the effective date of such amendments in accordance with the RSU Plan and the applicable rules of the TSX, which amendments did not require shareholder approval.

DESIGNATED PARTICIPANTS

•

Effective as of May 8, 2018, the designated participants of the RSU Plan (the “Designated Participants”) are Executive Officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or certain related entities of the Company that is eligible to receive RSUs pursuant to Form
S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended.

AWARDING RSU

•

The maximum number of Common Shares issuable under the RSU Plan is 30,000,000 Common Shares, representing approximately 2.3% of the Company’s issued and outstanding Common Shares as at December 31, 2024.

•

The RSU Plan provides that:

(i)

The maximum number of Common Shares that may be issuable, at any time, under All Company Plans is a number equal to 5.3% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at any time.

(ii)

The maximum number of Common Shares issuable to insiders, at any time, under All Company Plans, including, without limitation, the RSU Plan, is 5.3% of the Company’s issued and outstanding Common Shares (on a non-diluted basis) at any time.

(iii)

The maximum number of Common Shares issued to insiders, within any one year period, under All
Company Plans, including, without limitation, the RSU Plan, is 5.3% of the Company’s issued and outstanding Common Shares (on a non-diluted basis) at any time.

•

The number of RSUs granted will be credited to the Designated Participant’s account effective on the grant date.

•

The Compensation Committee will credit a Designated Participant with additional RSUs equal to the product of:

(i)
  The aggregate amount of any dividends that would have been paid to the Designated Participant if the
RSUs had been Common Shares, divided by

(ii)

The volume weighted average trading price of the Common Shares on the TSX over the five trading days immediately preceding such date (as more particularly set forth in the RSU Plan) (the “Market Value”) of the Common Shares on the date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis; provided that no fractional RSUs will be created thereby.

•

Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

B2GOLD

2025 Management Information Circular

Schedule “A”

VESTING

•

Unless otherwise determined by the Compensation Committee, one third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted, provided, however, in respect of RSUs granted after June 8, 2018, such vesting period shall be the minimum periods permitted for all RSU grants and the Compensation Committee shall not be permitted to reduce any such vesting period.

•

Dividend equivalent RSUs received by a Designated Participant shall vest with the RSUs in respect of which they were credited to the Designated Participant’s account.

•

In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the Compensation Committee, in its sole discretion, may determine whether or not any or all of the RSUs or any dividend equivalent RSUs shall be considered to have vested.

•

If a Designated Participant’s employment ceases prior to the vesting of the RSUs because of the death, retirement or disability of the Designated Participant or because of termination without cause or resignation for good reason, the Compensation Committee may at its discretion accelerate the pro rata portion of the Designated Participant’s RSUs that are scheduled to vest on the next scheduled vesting date set forth in the grant notice for such RSUs shall vest and such RSUs shall be redeemed and certificates shall be issued to the Designated Participant or the Designated Participant’s beneficiary or estate in accordance with the RSU Plan.

•

If a Designated Participant is terminated for cause or resigns without good reason, all of his or her RSUs will immediately expire as of the date of termination.

REDEMPTION

•

Two business days after an RSU is fully vested, each RSU entitles the holder, subject to the terms of the RSU Plan, to receive one Common Share.

•

If a fully vested RSU is redeemable during an interval of time which the Company has determined pursuant to applicable securities laws or any policy of the Company that no Designated Participant may trade any securities of the Company (a “Blackout Period”) or within two business days after the date on which a Blackout Period ends, the vested RSU shall be redeemed on the date that is the second business day after the date on which the Blackout Period ends.

CHANGE OF CONTROL

•

If there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company’s outstanding Common Shares or substantially all of the Company’s assets, or the incumbent members of the Board of Directors no longer constitute a majority of the Board, a change of control will have occurred for the purposes of the RSU Plan.

•

In the event of a change of control, if the RSU Plan is assumed by the Acquirer (as defined in the RSU Plan), an Affiliate thereof (as defined in the RSU Plan) or the successor of the Company, for
Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the Market Value of such vested RSUs to the Designated Participant.

•

In the event of a change of control, should the Acquirer, an Affiliate thereof or the successor of the Company not agree to assume all of the obligations of the Company under the RSU Plan, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the Market Value of such vested RSUs to the Designated Participant.

ADJUSTMENT

•

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company’s assets to Shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting Common
Shares, such adjustments, if any, as the Compensation Committee (or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the RSU Plan) may deem appropriate to preserve proportionately the interests of Designated Participants as a result of such change shall be made with respect to the outstanding RSUs.

AMENDMENT

•

Subject to the terms of the RSU Plan, the Board may amend, suspend or terminate the RSU Plan at any time without Shareholder approval, unless Shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant’s rights.

B2GOLD

2025 Management Information Circular

•

Without limiting the generality of the foregoing, the Board may approve amendments relating to the RSU Plan, without obtaining Shareholder approval, to the extent that such amendment;

•

is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements,

•

is an amendment relating to administration of the RSU Plan and eligibility for participation under the RSU Plan,

•

changes the terms and conditions on which RSUs may be or have been granted pursuant to the RSU Plan, including change to the vesting provisions of the RSUs,

•

changes the termination provisions of an RSU or the RSU Plan, and

•

is an amendment of a “housekeeping nature”.

•

Shareholder approval will be required for the following amendments to the RSU Plan;

•

increasing the number of securities issuable under the RSU Plan, other than in accordance with the terms of the RSU Plan,

•

making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders, or otherwise adding any non-employee Director of the Company to the class of Designated Participants,

•

amending the restriction on transferability of RSUs,

•

permitting awards other than RSUs to be made under the RSU Plan, and

•

Deleting or reducing the amendments that require Shareholder approval under the RSU Plan.

Performance Share Unit Plan

The Company adopted the PSU Plan for the benefit of the Company’s executives, employees and other eligible consultants under the PSU Plan.

Under the PSU Plan, 10,000,000 Common Shares are reserved for issuance pursuant to the PSU Plan and as at December 31, 2024:

(i)
  the Company had issued 6,255,357 PSUs under the PSU Plan (representing approximately 0.5% of the
Company’s then issued and outstanding share capital), and

(ii)

PSUs redeemable to acquire 1,900,400 Common Shares remained available for grant under the PSU Plan
(assuming a Performance Percentage of 100%, in respect of previously granted PSUs), representing approximately 0.1% of the Company’s then issued and outstanding share capital.

In 2023, the Board approved certain amendments to the PSU Plan in accordance with the amendment provisions of the PSU Plan and the applicable rules of the TSX, which amendments did not require shareholder approval, to: (i) permit the possibility of cash settlement of PSUs issued on or after the effective date of such amendments, and (ii) to incorporate reference to applicable clawback rules and policies, which amendments were primarily in response to certain changes to United States laws.

DESIGNATED PARTICIPANTS

•

The PSU Plan is administered by the Compensation Committee. Executive Officers, employees of the Company or of certain related entities of the Company, and certain persons designated by the Company who provide services to the Company or to certain related entities of the Company that are eligible to receive PSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended, and the permitted assigns of each such Executive Officer, employee or person designated by the Company (for the purposes of this section, the “Designated Participants”) are eligible to participate in the PSU Plan. The
Compensation Committee is entitled to exercise its discretion to restrict participation under the PSU Plan.

B2GOLD

2025 Management Information Circular

Schedule “A”

•

The number of PSUs granted to a Designated Participant will be credited to such Designated Participant’s account effective on the grant date. Further, whenever a dividend is paid on the Common
Shares of the Company, the Compensation Committee will credit a Designated Participant with additional PSUs equal to the product of;

(i)

the aggregate amount of any dividends that would have been paid to the Designated Participant if the
PSUs recorded in such Designated Participant’s account had been Common Shares, whether or not vested, divided by

(ii)

the volume weighted average trading price of the Common Shares on the TSX over the five trading days immediately preceding such date (as more particularly set forth in the PSU Plan) (the “Market Value”) of the Common Shares on the trading date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis, rounded down to the next whole number of PSUs.

MAXIMUM NUMBER
OF COMMON SHARES ISSUABLE

•

Under the PSU Plan, 10,000,000 Common Shares are reserved for issuance, representing approximately 0.8% of the Company’s issued and outstanding share capital as at December 31, 2024.

•

Furthermore, the PSU Plan provides that:

(i)

The maximum number of Common Shares that may be issuable, at any time, under All Company Plans, including, without limitation, the PSU Plan, shall not exceed 5.3% of the issued and outstanding Common Shares (on a non-diluted basis).

(ii)

The maximum number of securities issuable to insiders, at any time, under All Company Plans, including, without limitation, the PSU Plan, will not exceed 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis).

(iii)

The maximum number of securities issuable to insiders, within any one-year period, under All Company
Plans, including, without limitation, the PSU Plan, will not exceed 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis).

VESTING

•

The PSUs vest on the date that the Board approves the Performance Percentage (defined below), such date being as soon as practicable following the expiry of a time-based performance period (the
“Performance Period”). The duration of the Performance Period applicable to a specific PSU grant will be determined at the time of the grant by the Compensation Committee. In addition, the Compensation Committee will determine the performance measures that may, without restriction, be taken into consideration in granting PSUs under the PSU Plan, which measures may include, without limitation, any one or more of the following:

(i)
  Total shareholder return, absolute or relative.

(ii)
The market price of the Common Shares from time to time.

(iii)
  The financial performance or results of the Company or any Related Entity, or a business unit or division thereof.

(iv)

Other operational or performance criteria relating to the Company or any Related Entity or a business unit or division thereof, including the achievement of corporate or personal objectives, and/or the attainment of milestones relating to financial, operational, strategic or other objectives of the Company.

(v)
  Activities related to growth of the Company, any Related Entity or a business unit or division thereof.

(vi)
  Health and safety performance of the Company, a Related Entity or a business unit or division thereof.

(vii)
  The execution of the Company’s strategic plan as determined by the Board.

(viii)
  Other performance criteria and results relating to the Designated Participants, the Company, a
Related Entity or a business unit or division thereof.

(ix)

Such additional or other measures as the Compensation Committee or the Board, in their sole discretion, consider appropriate in the circumstances (collectively, the “Performance Measures”). The Performance Measures applicable to a grant of PSUs will be set forth in the applicable grant notice in respect of such grant.

•

Following the date the Performance Period, or the Additional Period (as defined below) if applicable, ends for a particular PSU grant, the Compensation Committee will assess the performance of the
Company and/or the Designated Participant for the applicable period based on the Performance Measures. Upon the assessment of all Performance Measures and considering the weighting of individual measures, the Compensation Committee shall determine the applicable performance percentage, which shall be a percentage from 0 to 200 (the “Performance Percentage”). The number of vested PSUs shall be determined by multiplying the number of PSUs by the applicable Performance
Percentage.

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2025 Management Information Circular

•

In the event that a Designated Participant dies, retires, becomes disabled, resigns for Good Reason (as defined in the PSU Plan) or is terminated without cause prior to the vesting of the PSUs, all of the PSUs (and any dividend equivalent PSUs in respect of such PSUs) held by the Designated Participant will remain outstanding for such period of time determined by the Compensation Committee, in its sole discretion (the “Additional
Period”), which Additional Period may be shorter than the original Performance Period. All outstanding PSUs (and any dividend equivalent PSUs in respect of such PSUs) shall continue to be eligible to become vested in accordance with the terms of the PSU Plan and achievement of Performance Measures as set forth in the applicable grant notice during the Additional Period, as determined by the Compensation Committee in accordance with the PSU Plan. All PSUs (and any dividend equivalent PSUs in respect of such PSUs) that remain unvested at the end of the Additional Period and the Compensation Committee’s determination of the Performance Percentage pursuant to the PSU Plan will expire, and the Designated Participant will have no further rights in respect of such PSUs (and dividend equivalent PSUs).

•

In the event that a Designated Participant’s employment ceases prior to the redemption of their vested PSUs because of termination for cause or because of resignation other than for Good
Reason, all PSUs (and any dividend equivalent PSUs credited in respect thereof), whether or not vested, will immediately expire.

REDEMPTION

•

Vested PSUs will be redeemable by the Company on the Redemption Date by issuing to the Designated Participant Common Shares equal to the number of vested PSUs or, in the Company’s sole discretion, in respect of PSUs issued on or after November 8, 2023, paying to the Designated Participant an amount of cash equal to the number of vested PSUs multiplied by the Market Value of the Common Shares as of the vesting date.

•

If a fully vested PSU is redeemable during an interval of time which the Company has determined pursuant to applicable securities laws or any policy of the Company that no Designated Participant may trade any securities of the Company (a “Blackout Period”) or within two business days after the date on which a Blackout Period ends, the vested PSU shall be redeemed on the date that is the second business day after the date on which the Blackout Period ends.

TRANSFERABILITY

•

Any rights with respect to PSUs will not be transferable or assignable other than for normal estate settlement purposes; provided, however, a Designated Participant may transfer or assign PSUs to a permitted assign of such Designated Participant subject to the provisions of the PSU Plan and applicable grant notice.

•

In the event that:

(i)
  Any person or group of persons acquires more than 20% of the Company’s outstanding Common
Shares.

(ii)
  There is a consummation of a sale of all or substantially all of the Company’s assets.

(iii)
  The incumbent members of the Board of Directors are removed and/or no longer constitute a majority of the Board.

(iv)

There is a consummation of a corporate reorganization transaction which has substantially the same effect as one or more of the foregoing, a “change of control” of the Company will have occurred for the purposes of the PSU Plan.

•

In the event of a change of control of the Company, should the person or group acquiring the Common Shares of the Company, or an affiliate of such person or group or the successor of the Company, does not agree to assume all of the obligations of the Company under the PSU Plan, or the Compensation Committee determines that such assumption is not consistent with the objectives of the PSU Plan or that the Performance Measures will be adversely affected by such assumption, all unvested PSUs held by Designated Participants will immediately be deemed to vest as of the effective date of such change of control.

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2025 Management Information Circular

Schedule “A”

The Compensation
Committee shall determine, in its sole discretion, the Performance Percentage to be applied to the vested PSUs based on factors determined by the Compensation Committee, including the objective measure of performance toward achievement of the
Performance Measures and such other factors as the Compensation Committee determines appropriate in the circumstances, and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the Market Value of such vested PSUs as of the effective date of such change of control to the Designated Participant. However, notwithstanding the foregoing, the Compensation Committee may terminate all or part of the PSU Plan if it determines that it is appropriate to do so upon a change of control and, in the event of such termination, the PSU Plan shall terminate on the effective date of such change of control of the Company on such terms and conditions as the Compensation Committee may determine.

AMENDMENTS TO THE PSU PLAN

•

Subject to the terms of the PSU Plan, the Board may amend, suspend or terminate the PSU Plan at any time without Shareholder approval, unless Shareholder approval is required by law or by the rules, regulations and policies of the TSX for any purpose which the Board, in its good faith opinion, believes may be expedient or desirable (provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participants’ rights).

•

Without limiting the generality of the foregoing, the Board may approve the following amendments relating to the PSU Plan, without obtaining Shareholder approval, to the extent that such amendment;

•

is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements,

•

is an amendment relating to administration of the PSU Plan and eligibility for participation under the PSU Plan,

•

changes the terms and conditions on which PSUs may be or have been granted pursuant to the PSU Plan, including change to the vesting provisions of the PSUs,

•

changes the termination provisions of a PSU or the PSU Plan, or

•

Is an amendment of a “housekeeping nature”.

•

Shareholder approval will be required for the following amendments to the PSU Plan;

•

increasing the number of securities issuable under the PSU Plan, other than in accordance with the terms of the PSU Plan,

•

making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders, or otherwise adding any non-employee Director of the Company to the class of Designated Participants,

•

amending the restriction on transferability or assignability of PSUs,

•

permitting awards other than PSUs to be made under the PSU Plan, and

•

deleting or reducing the amendments that require Shareholder approval under the PSU Plan.

ADJUSTMENT UNDER THE PSU PLAN

•

In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company’s assets to Shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting common shares, such adjustments, if any, as the Compensation Committee (or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the PSU Plan) may deem appropriate to preserve proportionately the interests of Designated Participants as a result of such change shall be made with respect to the outstanding PSUs.

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2025 Management Information Circular

Stock Option Plan

The purpose of the
Stock Option Plan is to provide eligible persons with an opportunity to purchase Common Shares and to benefit from the appreciation in the value of such Common Shares. The Stock Option Plan increases the Company’s ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of Options, to benefit from the growth of the Company. The Board of Directors has the authority to determine the Directors, officers, employees and consultants to whom
Options will be granted, the number of Options to be granted to each person and the price at which Common Shares may be purchased, subject to the terms and conditions set forth in the Stock Option Plan.

The Stock Option Plan is a “rolling” stock option plan and is the current incentive stock option plan of the Company. As at
December 31, 2024, there were 47,742,187 Options issued and outstanding under the Stock Option Plan, representing approximately 3.6% of the Company’s issued and outstanding share capital as at that date.

Under the Stock Option Plan, and taking into account the outstanding Options as at December 31, 2024, together with:

(i)
the 2,520,153 RSUs which are available for grant under the RSU Plan,

(ii)
  the 4,355,689 RSUs which have been granted and remained outstanding under the RSU Plan,

(iii)
the 1,900,400 PSUs which are available for grant under the PSU Plan;

(iv)
  the 6,255,357 PSUs which have been granted and remained outstanding under the PSU Plan; and

(v)

2,462,700 Common Shares were reserved for issuance under the Sabina Plan, in each case as at
December 31, 2024, an aggregate 5,141,866 Common Shares are available for future Option grants in accordance with the terms of the Stock Option Plan, representing approximately 0.4% of the Company’s issued and outstanding share capital as at December 31, 2024.

A summary of the material terms of the Stock Option Plan is set forth below and is subject to and qualified in its entirety by the provisions of the Stock Option Plan. Reference should be made to the provisions of the Stock Option Plan, with respect to any particular provision described below.

ELIGIBLE PARTICIPANTS

•

Effective as of May 8, 2018, the eligible participants of the Stock Option Plan, subject to all applicable laws, are any officer, employee, or Service Provider (as defined in the Stock Option
Plan) of the Company or any of its associated, affiliated, controlled or subsidiary companies that is eligible to receive an Option pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of
1933, as amended (each, a “Participant”). Independent Directors are not eligible to participate in the Stock Option Plan.

AWARDING OPTIONS

•

The maximum number of Common Shares issuable pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, is a number equal to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time.

•

Furthermore, the Stock Option Plan provides that:

(i)

The maximum number of Common Shares issuable to insiders at any time pursuant to the Stock Option
Plan, together with the Common Shares issuable pursuant to All Company Plans, will not exceed 5.3% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at the time of the grant.

(ii)

The maximum number of Common Shares issued to insiders within any one-year period pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, in aggregate, will not exceed 5.3% of the total number of issued and outstanding
Common Shares (on a non-diluted basis) at the time of the grant.

(iii)

The maximum number of Common Shares issuable to any one individual within any one-year period pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company Plans, shall not exceed 5% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at the time of the grant.

(iv)

Options that expire unexercised or are otherwise terminated or cancelled will be returned to the
Stock Option Plan and may be made available for future option grant pursuant to the provisions of the Stock Option Plan.

VESTING AND CHANGE OF CONTROL

•

The vesting period of all Options shall be determined by the Board of Directors, provided that:

•

Options granted to the CEO of the Company on or after May 8, 2018 shall vest in equal increments on the first, second, third, fourth, and fifth anniversaries of the relevant grant date.

•

If there is a corporate transaction that results in any person or group of persons acquiring 20% or more of the Company’s outstanding Common Shares or substantially all of the Company’s assets, or the incumbent members of the Board of Directors no longer constitute a majority of the Board, a “change of control” will have occurred for the purposes of the Stock Option Plan.

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2025 Management Information Circular

Schedule “A”

•

In the event of a change of control of the Company, other than in the circumstances of an Offer (as defined below) in respect of Options granted prior to April 28, 2021, where the person(s)
acquiring control of the Company agree to assume all of the obligations of the Company under the Stock Option Plan, the Stock Option Plan and all outstanding Options will continue on the same terms and conditions, provided that for Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, Common Shares subject to each Option held by such Participant shall immediately vest and become purchasable on the date of such termination.

•

In the event of a change of control of the Company, other than in the circumstances of an Offer (as defined below) in respect of Options granted prior to April 28, 2021, should the person(s)
acquiring control of the Company not agree to assume all of the obligations of the Company under the Stock Option Plan, Common Shares subject to each Option held by each Participant shall immediately vest and become purchasable so as to permit the
Participant to participate as a holder of Common Shares in the transaction to complete the change of control of the Company.

EXERCISE

•

Options may be exercisable for a period of up to a maximum term of:

•

ten years from the grant date, in respect of Options granted prior to April 28, 2021, or

•

five years from the first business day after the grant date, in respect of Options granted on or after April 28, 2021, (the “Expiry Date”) such period to be determined by the
Board of Directors, subject to any extension during a Blackout Period (as defined in the Stock Option Plan) or within ten business days after the last day of a Blackout Period, to the tenth business day following the last day of the Blackout Period, and the Options are non-transferable and non-assignable, other than by will or the laws of descent and distribution.

•

The Board of Directors shall fix the exercise price of each Option at the time the Option is granted, provided that such exercise price is not less than the closing market price on the last day
Common Shares were traded prior to the grant date of such Options or such other minimum price as may be required by the TSX.

EFFECT OF TERMINATION OF

EMPLOYMENT OR DEATH

•

Options held by an individual who ceases to be employed by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, for cause or is removed from office or becomes disqualified from being a Director will terminate immediately.

•

Options held by an optionee who ceases to be employed or retained by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, other than by reason of death or termination for cause, or ceases to be a Director other than by reason of death, removal or disqualification, at the effective date thereof and to the extent exercisable at such date may be exercised in whole or in part for a period that is the earlier of:

(i)
90 days after the optionee ceases active employment with the Company.

(ii)
  90 days after the date of delivery of written notice of retirement, resignation or termination.

(iii)
The expiration date fixed by the Board of Directors.

(iv)
The Expiry Date.

•

In the event of death of an optionee, any Option held as at the date of death is immediately exercisable in whole or in part, only if and to the extent that the optionee was entitled to exercise the Option at the date of the optionee’s death, for a period of one year after the date of death or prior to the expiry of the Option term, whichever is sooner.

EFFECT OF TAKE-OVER BID

•

If a bona fide offer (the “Offer”) for Common Shares is made to an optionee, to Shareholders generally or to a class of Shareholders which includes the optionees, which Offer, if accepted in whole or in part, would result in the offeror acquiring control of more than 20% of the voting rights attached to all the outstanding voting securities of the Company, the Company shall, immediately upon receipt of the notice of the
Offer, notify each optionee currently holding an Option that was granted prior to April 28, 2021 of the Offer with full particulars thereof; whereupon such Option that was granted prior to April 28.

•

2021 may be exercised by the optionees so as to permit the optionees to tender the Common Shares received upon such exercise pursuant to the Offer.

AMENDMENT

•

The Board of Directors may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Company, the Stock
Option Plan or the Shareholders, suspend, terminate, or discontinue the Stock Option Plan at any time, except with respect to any Option then outstanding under the Stock Option Plan.

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2025 Management Information Circular

•

The Board may amend or revise the terms of the Option Plans or of any Option granted under the Stock Option Plan and/or the option agreement relating thereto at any time without the consent of the optionees, provided that such amendment shall:

(i)
  Not adversely alter or impair any Option previously granted except as permitted by the adjustment provisions of the Stock Option Plan.

(ii)
  Be subject to any regulatory approvals including, where required, the approval of the TSX.

(iii)
  Be subject to Shareholder approval, where required by law or the requirements of the TSX, and provided that Shareholder approval shall not be required for the following amendments, without limitation:

(a)
Are amendments of a “housekeeping” nature.

(b)
Change the vesting provisions of the Stock Option Plan or any Option.

(c)

Change the termination provisions of any Option that does not entail an extension beyond the original expiration date (as such date may be extended as a result of a Blackout Period); and (d) change the eligible participants of the Stock Option Plan.

•

The Board, absent prior approval of the Shareholders and of the TSX or any other regulatory body having authority over the Company, will not be entitled to:

(i)
  Increase the maximum percentage of Common Shares issuable by the Company pursuant to the Stock
Option Plan.

(ii)
  Amend an Option grant to effectively reduce the exercise price or extend the expiry date.

(iii)

Make a change to the class of eligible participants which would have the potential of broadening or increasing participation by insiders, or otherwise adding any non-employee Director of the Company to the class of Eligible Persons.

(iv)
Add any form of financial assistance.

(v)
  Amend the Stock Option Plan in order to permit Options to be transferable or assignable other than as provided for by the Stock Option Plan.

(vi)
  Amend this provision of the Stock Option Plan.

ADJUSTMENT UNDER THE STOCK OPTION PLAN

•

The exercise price for and the number of Common Shares which are subject to an Option will be adjusted, with respect to the then unexercised portion thereof, by the Board from time to time in the event of dividends paid in Common Shares (other than dividends paid in Common Shares in lieu of cash dividends). In the event Common Shares are exchanged for a different number of shares or into or for securities of the Company or securities of another company or entity, whether through an arrangement, amalgamation, or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, then on exercise of the Option which occurs following such event, for each
Common Share for which the Option is exercised, the participant shall instead receive the number and kind of shares or other securities of the Company or other entity into which such Common Share would have been exchange if it had been outstanding on the date of such event.

Directors Deferred Share Unit Plan

The cash-settled DSU Plan was amended by the Board on August 10, 2021 to implement certain non-material amendments concurrent with the adoption of the RPU Plan (as defined below), including to provide participants with flexibility to nominate up to four redemption dates (not to exceed the existing redemption date timeframes) and to address the application of both US and Canadian tax laws in certain circumstances.

Independent Directors are not eligible to participate in the
Stock Option Plan, RSU Plan or the PSU Plan. Pursuant to the terms of the DSU Plan, the Board shall administer the DSU Plan and is authorized to delegate any of its administrative responsibilities under the DSU Plan to one or more persons, including, without limitation, one or more officers and/or employees of the Company. Any bona fide Director of the Company who is not otherwise an employee, consultant or officer of the Company or of a Related Entity (as defined in the DSU Plan)
(each an “Eligible Person”) is eligible to participate in the DSU Plan, provided that a

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2025 Management Information Circular

Schedule “A”

Director serving as a chair of the Board and not otherwise an employee, consultant or officer may be considered an Eligible Person, at the discretion of the Board.

Some of the key features of the DSU Plan include the following, among others.

GRANT OF DSUS

•

The Board may grant DSUs to an Eligible Person whose services to the Company are sufficient to warrant participation in the DSU Plan (a “Participant”). The number of DSUs to be credited to a Participant’s account, and the date on which such DSUs will be credited to such Participant’s account, will be such number of DSUs and such date the Board determines to be appropriate in the circumstances.

ELECTION TO RECEIVE DSUS

•

A Participant may elect to receive 50% or 100% of such Participant’s total cash compensation earned in the applicable financial year (the “Elected Amount”) in DSUs, with the balance, if any, being paid in cash at the time such amounts would be paid in the ordinary course. Such DSUs will be credited to such Participant’s account on the last business day of each financial quarter, subject to any blackout period, or such other date as the Board determines appropriate. The number of DSUs to be credited to such Participant’s account will be determined by dividing the Elected Amount in respect of the applicable financial quarter, by the Fair Market Value (as defined in the DSU Plan) as at the date the DSUs are credited, or such other date as determined by the Board.

DIVIDEND
EQUIVALENTS

•

On any date on which a cash dividend is paid on the Common Shares, Participants who have DSUs credited to their accounts as of the record date for such dividend will be credited with “dividend equivalent” DSUs, calculated in accordance with the terms of the DSU Plan.

TERMINATION OF SERVICE

•

On the applicable redemption date, the Company will pay a Participant, who has terminated service to the Company, cash equal to the Fair Market Value of the Common Shares on the applicable separation date, multiplied by the number of DSUs set forth on the redemption notice, or, if no redemption notice is received, as recorded to such Participant’s account, net of any applicable withholding tax.

•

In the event of death of a Participant who has not otherwise terminated service to the Company, the Company will, within two months of such Participant’s death, pay cash equal to the Fair
Market Value of the Common Shares on the date of death, multiplied by the number of DSUs recorded to the Participant’s account, net of any applicable withholding tax, to or for the benefit of the beneficiaries of such Participant.

Restricted Phantom Unit Plan for Directors

On August 10, 2021, the Board approved a cash-settled Restricted Phantom Unit Plan for Directors (the “RPU Plan”). Any
Eligible Person is able to participate in the RPU Plan, provided that a Director serving as a chair of the Board and not otherwise an employee, consultant or officer may be considered an Eligible Person, at the discretion of the Board.

GRANT OF RPUS

•

The Board shall administer the RPU Plan and may grant restricted phantom units (“RPUs”) to an Eligible Person whose services to the Company are sufficient to warrant participation in the RPU Plan (a “Designated Participant”). The Board may from time to time grant RPUs to such Designated Participants as may be determined by the Board in its sole direction with effect from such dates as the Board may specify in the grant notice.

VESTING OF RPUS

•

The Board shall determine the vesting dates and proportion of RPUs to vest on each such vesting date at the time of such grant, and shall specify the vesting dates in the grant notice (each such date a “Designated Vesting Date”), provided that each Designated Vesting Date shall be no later than the third anniversary of the applicable grant date.

•

RPUs and any dividend equivalent RPUs shall vest on the earliest of the Designated Vesting Date, the Change of Control Date (as defined in the RPU Plan), the death of a Designated Participant or such other date as the Board may determine.

DIVIDEND EQUIVALENTS

•

On any date on which a cash dividend is paid on the Common Shares, Designated Participants who have RPUs credited to their accounts as of the record date for such dividend will be credited with
“dividend equivalent” RPUs, calculated in accordance with the terms of the RPU Plan.

REDEMPTION OF RPUS

•

RPUs shall be redeemed on the redemption date, being the date that is two business days following the vesting date. On the applicable redemption date, the Company shall redeem all vested RPUs by paying to the Designated Participant an amount of cash equal (i) to the number of vested RPUs multiplied by (ii) the volume weighted average trading price of the Common Shares on the TSX over the five trading days immediately preceding such date (as more particularly set forth in the RPU Plan) (the “Market Value”) on the vesting date, calculated in accordance with the RPU plan, net of any withholding tax or statutory deductions.

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2025 Management Information Circular

•

If a Designated Participant has terminated service prior to the vesting date of any RPUs, such RPUs shall continue and shall vest after the separation date on the scheduled Designated Vesting
Dates.

•

In the event of a Change of Control (as defined in the RPU Plan), all unvested RPUs shall immediately vest and the Company shall redeem all such vested RPUs by paying to each such Designated
Participant a cash amount equal to the Market Value of such vested RPUs, calculated in accordance with the RPU Plan, as of the Change of Control Date.

Sabina Share Compensation Plan

On April 19, 2023, the Company completed its plan of arrangement (the “Sabina Arrangement”) with Sabina Gold & Silver
Corp. (“Sabina”) to acquire all of the issued and outstanding common shares of Sabina (the “Sabina Shares”). Pursuant to the terms of the Sabina Arrangement, among other things,

(i)

all outstanding deferred share units and restricted share units of Sabina were assigned and transferred by the holder thereof to Sabina in exchange for a cash payment in accordance with the Sabina Arrangement; and

(ii)

all outstanding options of Sabina (“Sabina Options”) issued under the Sabina share compensation plan (the “Sabina Plan”) were transferred to the Company in exchange for options to purchase from the Company such number of Common Shares as determined in accordance with the Sabina Arrangement (“Sabina
Replacement Options”). All terms and conditions of the Sabina Replacements Options, including the vesting terms and conditions to and manner of exercising, are the same as the Sabina Option so exchanged, and shall be governed by the terms of the Sabina Plan and other documents evidencing the Sabina Options. The Sabina Replacement Options are exercisable until the original expiry date of such Sabina Option.

Pursuant to the Sabina Arrangement, 8,643,750 Sabina Options were transferred to the Company in exchange for 3,342,413 Sabina Replacement Options and no deferred share units or restricted share units remain outstanding. As at December 31, 2024, there remain 2,462,700 Sabina Replacement Options outstanding, representing approximately 0.2% of the Company’s issued and outstanding share capital as at that date. The Company does not intend to grant any further stock options, restricted share units or deferred share units under the Sabina Plan.

Below is a summary of certain terms of the Sabina Plan, and is subject to and qualified in its entirety by the provisions of the Sabina Plan, a copy of which can be found on Sabina’s SEDAR profile at https://www.sedar.com.

ADMINISTRATION OF THE SABINA PLAN

The Sabina Plan are administered by the Company’s Compensation Committee, or such other committee of the Board or such other committee of persons (including, in the absence of a committee, the Board) as may be designated by the
Board.

SABINA REPLACEMENT OPTIONS

Sabina Replacement Options entitle the holder thereof to the issuance of Common Shares upon achievement of the vesting criteria and payment of the applicable exercise price, subject to certain other considerations. Sabina
Replacement Options granted under the Sabina Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the compensation committee of Sabina (the “Sabina Committee”) at the time of the grant have been satisfied. Alternatively, holders of Sabina Replacement Options may elect a “cashless” exercise of Sabina Replacement Options or exercise their “Share Appreciation Right” (as such term is defined below), in lieu of paying the exercise price.

.

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2025 Management Information Circular

Schedule “A”

A participant may elect a “cashless” exercise if the Common Shares issuable on exercise of a Sabina Replacement Option are to be immediately sold. A holder of a Sabina Replacement Option has the right (the “Share Appreciation Right”), in lieu of the right to exercise a Sabina Replacement Option, to surrender such Sabina
Replacement Option in whole or in part (the “Surrendered Option”) by notice in writing delivered by the holder of the Sabina Replacement Option to the Company, in such form as may be acceptable to the Compensation Committee, electing to exercise the Share Appreciation Right, in lieu of receiving the Common Shares to which the Surrendered Option, or relevant portion thereof, relates. A holder of a Sabina Replacement Option exercising a Share Appreciation Right shall receive that number of Common Shares, which is equal to the quotient obtained by (x) subtracting the exercise price from the Market Price as at the date of the exercise of the Share Appreciation Right and multiplying the remainder by the number of Common Shares being acquired; and (y) dividing the product obtained under (x), above, by the Market Price as at the date of the exercise of the Share Appreciation Right.

EXERCISE PRICE AND EXPIRY DATE

The Sabina Committee determined the exercise price and expiry date of each Sabina Option. No Sabina Replacement Option shall be exercisable after the earlier of:

(i)
  With respect to Sabina Replacement Options granted prior to May 25, 2022, ten years from the date on which such options were granted.

(ii)
  With respect to Sabina Replacement Options granted on or after May 25, 2022, five years from the date on which such options were granted.

(iii)
  The latest date permitted under applicable regulatory rules and regulations.

VESTING PROVISIONS

Unless otherwise specified, Sabina Replacement Options will vest as to one-third of the number of such
Sabina Replacement Options, on each of the original date of grant by Sabina, and the first and second anniversaries of the original date of grant by Sabina, or, in respect of Sabina Replacement Options originally granted by Sabina after May 3,
2019, such Sabina Replacement Options granted to a participant shall vest, as to one quarter of the number of such Sabina Replacement Options, on each of the original date of grant by Sabina and the first, second and third anniversaries of the original date of grant by Sabina.

TERMINATION FOR CAUSE, CEASING TO BE AN ELIGIBLE PERSON AND DEATH

The following summarizes the circumstances in which a participant’s Sabina Replacement Options will terminate and the resulting treatment of their unvested and vested Sabina Replacement Option:

(i)

If a participant ceases to be an Eligible Person (other than in the circumstances described below, then only the portion of the Sabina Replacement Option that is vested and exercisable as of the Termination Date may be exercised by the participant, and any such exercise must be during the period ending on the earlier of;

(a)
ninety days after the Termination Date, and

(b)

the original expiry date of such Sabina Replacement Option, after which period the Sabina
Replacement will expire, and for greater certainty, any portion of the Sabina Replacement Option that is unvested as of the Termination Date shall terminate on the Termination Date.

(ii)

If a participant is terminated by the Company or an Affiliate of the Company for Cause or a
participant’s contract as a Consultant is terminated by the Company or an Affiliate of the Company before its normal termination date for Cause, including where a participant resigns from their employment or terminates their contract as a
Consultant after being requested to do so by the Company or an Affiliate of the Company, as an alternative to being terminated for Cause, and as a result the participant ceases to be an Eligible Person, then all Sabina Replacement Options held by such participant (including those Sabina Replacement Options that have vested) shall terminate on the Termination Date.

(iii)
  If a participant ceases to be an Eligible Person due to their death or if a participant’s contract as a Consultant is frustrated before its normal termination date due to death, then:

(a)

The Sabina Replacement Option will continue to be exercisable (to the extent it is vested) after the death of the participant and any exercise of the Sabina Replacement Option must be effected by a legal representative of the participant’s estate or by a person who acquires the participant’s rights under the Option by

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2025 Management Information Circular

bequest or inheritance, and such Option will expire on the earlier of (a) 12 months after the Termination Date and (b) the original expiry date of such Option.

(b)

Any portion of the Sabina Replacement Option that is unvested as of the Termination Date shall continue to vest in accordance with the vesting provisions in the applicable award agreement and Section 9.4 of the Sabina Plan.

(c)
  Any portion of the Sabina Replacement Option that is unvested as of the end of the period set out in paragraph (a), above, shall terminate.

The foregoing is subject to the right of the Committee to set, at the time an
Option is granted, shorter or longer periods for exercise (not later than the original expiry date of such Option) with respect to a particular participant; and the right of the Board of Directors to set, after the time an Option is granted, shorter
(with the consent of the participant) or longer periods for exercise (not later than the original expiry date of such Option) with respect to a particular participant or group of participants by Sabina.

BLACKOUT PERIOD

Under the
Sabina Plan, should the term of a Sabina Replacement Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period, provided that, with respect to Sabina Replacement Options awarded to U.S. Participants, subject to provisions in the Sabina Plan related to State of California residents, the expiry date will not extend beyond;

(i)
the Option Agreement Expiry Date (as defined in the Sabina Plan), and

(ii)
  the date that is ten years following the date the Sabina Replacement Option was originally granted by Sabina except as permitted under certain U.S. laws.

CHANGE OF CONTROL – EXERCISE TO PARTICIPATE IN
TRANSACTION

The Sabina Plan also provides that, upon a take-over bid being made for the voting securities of the Company that would result in a Change of Control (as such term is defined in the Sabina Plan), or if a transaction or series of transactions are contemplated that would result in a Change of Control, then holders of Sabina Replacement Option may be entitled to exercise Sabina Replacement Options, notwithstanding the time or times specified at the original time of grant by Sabina of such Sabina Replacement Options, for the purposes of depositing the Common Shares issuable upon exercise of the Sabina
Replacement Options pursuant to the take-over bid or for the purposes of participating in the applicable transaction or series of transactions, as applicable.

If the Change of Control does not occur then;

(i)
  the participant is obligated to return the Common Shares (or the portion that are not taken up and paid for) to the Company for cancellation,

(ii)
  the Sabina Replacement Option respecting such Common Shares shall be deemed not to have been exercised,

(iii)
the Common Shares shall be deemed not to have been issued, and

(iv)
  the Company shall refund to the participant the aggregate exercise price for the Common Shares
(unless the participant elected a “cashless” exercise or to exercise a Share Appreciation Right).

In
general, if there is a corporate transaction that results in any person or group of persons acquiring more than 50% of the Company’s outstanding Common Shares, a sale of substantially all of the Company’s assets whereby the voting shareholders of the Company immediately prior to the sale hold less than 50% of the voting shares of the acquiring entity, or the incumbent members of the Board no longer constitute a majority of the Board (unless the appointment, election or nomination for election of such individuals was approved by the incumbent Directors), a change of control will have occurred for the purposes of the Sabina Plan.

In the event of a change of control, unless otherwise specified by in the applicable agreement relating to an award under the Sabina Plan, and subject to the applicable rules and regulations of all regulatory authorities to which the Company is subject if;

(a)

the Sabina Plan is assumed by the Acquiror (as defined in the Sabina Plan), an Affiliate thereof (as defined in the Sabina Plan) or the successor of the Company and the employment or engagement of a participant thereafter ceases for any reason other than resignation without Good Reason or termination for Cause (as such terms are defined in the
Sabina Plan),

(b)
  the Acquiror, an Affiliate thereof or the successor of the Company does not agree to assume all of the obligations of the Company under the Sabina Plan, or

(c)

the Compensation Committee determines that such assumption is not consistent with the objectives of the Sabina Plan, then all unvested Sabina Replacement Options held by participants will immediately be deemed to vest. Notwithstanding the foregoing, the Compensation Committee may make such determinations as it considers appropriate in the circumstances upon a change of control to ensure the fair treatment of participants in such circumstances in light of the objectives of the Sabina Plan.

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2025 Management Information Circular

Schedule “A”

TRANSFERABILITY

Awards granted under the Sabina Plan are non-transferable and non-assignable, other than in cases of the death or incapacity of the participant, in which case such awards may only be exercised by the participant’s legal representative.

AMENDMENT PROVISIONS IN THE SABINA PLAN

Subject to the approval of the Board, the Compensation Committee may make the following amendments to the Sabina Plan or the award agreement relating to any award under the Sabina Plan, at any time, without consent of any participants under the Sabina Plan, provided that:

(a)

The Compensation Committee will not have the right to affect, in a manner that is materially adverse to, or that materially impairs, the benefits and rights of any participant under any previously granted award (except:

(i)
with the consent of such participant,

(ii)
as permitted by the adjustment provisions of the Sabina Plan, or

(iii)

for the purpose of complying with the requirements of any regulatory authorities to which the
Company is subject, including any stock exchange on which the securities of the Company are listed or posted for trading).

(b)
  any such amendment will be subject to Shareholder approval, with the exception of the following
Amendments:

(i)
  Amendments of a clerical nature, including, but not limited to, the correction of grammatical or typographical errors or clarification of terms.

(ii)
  Amendments that are necessary for awards to qualify for favourable treatment under applicable tax laws.

(iii)
  Amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including any stock exchange.

(iv)
Amendments to any vesting provisions of an award.

(v)
  amendments to the expiration date of an award that does not extend the term of an award past the original date of expiration for such award.

(vi)

Amendments to implement or modify a cashless exercise feature for Sabina Replacement Options, whether such feature provides for payments in cash or securities, so long as any such feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares available under the Sabina Plan.

For greater certainty, Shareholder approval will be required in circumstances where an amendment to the Sabina Plan would:

(a)
  Increase the number of Common Shares, or rolling maximum, reserved for issuance under the Sabina
Plan.

(b)
  Increase the number of Common Shares, or rolling maximum, reserved for issuance for the award of
“full-value awards”.

(c)
  Reduce the exercise price under any Sabina Replacement Option or cancel any Sabina Replacement
Option and replace such Sabina Replacement.

(d)
  Option with stock options having a lower exercise price per Common Share; extend the term of an award beyond its original expiry time.

(e)
Increase the limit on participation by Eligible Directors.

(f)
  Permit an award to be transferable or assignable to any person other than in accordance with the terms of the Sabina Plan.

(g)
Amend the amendment provisions in the Sabina Plan.

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2025 Management Information Circular

SCHEDULE “B”

Cautionary Note Regarding

Forward-Looking Information

This Information Circular includes certain “forward-looking information” and
“forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates;
expectations; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, capital costs (sustaining and non-sustaining) and operating costs, including, projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, and ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: statements made under the heading “Message from the CEO”; the potential for first gold production in the second quarter of 2025 from the Goose Project; expectations regarding sustainability milestones and greenhouse gas targets at our Fekola and Otjikoto Mines and the Masbate Gold Project; and payment of dividends. All statements, other than statements of historical fact, contained in this Information Circular that address events or developments that we expect to occur in the future are forward-looking statements, and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”,
“schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”,
“may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond our control, including risks associated with or related to: the volatility of metal prices and our common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in our feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by us; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on our operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure;
fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for our operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and our reputation;
as well as other factors identified and as described in more detail under the heading “Risk Factors” in our most recent Annual Information Form and our other filings with Canadian securities regulators and the U.S. Securities and Exchange
Commission, which may be viewed at www.sedarplus.ca and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

Our forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to our ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; our ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits;
the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political

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2025 Management Information Circular

Schedule “B”

conditions; and other assumptions and factors generally associated with the mining industry. Our forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof.

We do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, or to explain any material difference between subsequent actual events and such forward-looking statements, other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

All of the forward-looking statements contained in this Information Circular are qualified by these cautionary statements.

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2025 Management Information Circular

YOUR VOTE MATTERS.

FOR SPECIFIC INQUIRIES ABOUT THE MEETING PLEASE CONTACT LAUREL HILL:

North America Toll Free: 1-877-452-7184
Outside North America: 416-304-0211
Email: assistance@laurelhill.com

For general inquiries about our Company, please contact our corporate office:

B2Gold Corp.
Suite 3400 – 666 Burrard Street, Park Place
Vancouver, British Columbia V6C 2X8

T: 604.681.8371
E: investor@b2gold.com
W: b2gold.com

B2GOLD